Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No.:1-34554

Attachments to the Public Interest Showing of AT&T Inc.

Filed with the Federal Communications Commission on June 11, 2014.

REDACTED - FOR PUBLIC INSPECTION

Attachments to the Public Interest Showing of AT&T Inc.

Filed with the Federal Communications Commission on June 11, 2014.

DECLARATION OF JOHN T. STANKEY

GROUP PRESIDENT AND CHIEF STRATEGY OFFICER AT&T INC.

I, John T. Stankey, hereby declare the following:

1. My name is John T. Stankey. I am Group President and Chief Strategy Officer of AT&T Inc. I am responsible for developing plans to maximize AT&T_s growth opportunities and have been involved in the strategic planning underlying numerous AT&T transactions. I joined one of AT&T_s predecessors, Pacific Bell, in 1985. Before moving to my current post in January 2012, I held various positions, including President and CEO of AT&T Business Solutions; President and CEO of AT&T Operations, Inc.; Group President-Telecom Operations; Chief Technology Officer; Chief Information Officer; President and CEO of AT&T_s Southwest Region; and President of Industry Markets.

2. I have knowledge of, and have participated in, the strategic business decisions that led AT&T to pursue a merger with DIRECTV. I am familiar with AT&T_s business planning around broadband services, including Fiber to the Node (_FTTN_), Fiber to the Premises (_FTTP_), and fixed Wireless Local Loop (_WLL_) broadband technologies. I am also familiar with the significant synergies associated with the DIRECTV acquisition. In developing my testimony, I have reviewed and relied upon the declarations in this proceeding of Lori M. Lee, Senior Executive Vice President – Home Solutions, AT&T Inc.; Rick L. Moore, Senior Vice President of Corporate Development, AT&T Inc.; Patrick T. Doyle, Executive Vice President

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and Chief Financial Officer, DIRECTV; and Paul Guyardo, Executive Vice President and Chief

Revenue and Marketing Officer, DIRECTV.

I. OVERVIEW

3. The purpose of this Declaration is to explain AT&T’s strategic rationale for acquiring DIRECTV. In particular, I will explain how the complementary assets and capabilities of the two companies will enable AT&T to offer new and enhanced video services and video/broadband bundles that would not be available otherwise. The transaction also fundamentally alters the business case for broadband expansion within AT&T_s wireline footprint and throughout the country. It allows AT&T to commit to expand or enhance broadband after the merger for 15 million customer locations, many of which are in underserved rural areas.

4. The AT&T/DIRECTV transaction responds to rapid changes in the broadband and video marketplaces. The vast majority of consumers today purchase both broadband and video services, typically in an integrated bundle. The two services are highly complementary, and purchases of broadband connections drive purchases of such bundles. Consumers are increasingly demanding broadband connections with higher speeds and capacity, principally to watch video programming. Consumers are also seeking greater integration between the broadband and video services they purchase so they can watch video when and wherever they want on their televisions, computers, tablets, phones, and other devices.

5. The transaction responds directly to these trends. It does so in three related ways.

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6. First, the transaction will allow AT&T to offer consumers more compelling video and bundled services. The combined company, with increased scale and the ability to offer more value to video programming providers, will obtain substantial savings in per-subscriber content costs and broader rights to meet evolving consumer demands for video consumption. Moreover, the transaction will combine DIRECTV_s expertise in acquiring content and assembling programming packages and its video engineering talent and resources with AT&T Labs_ innovative technology leadership. This will equip the combined company to respond to changing consumer demand and to develop new services and features. The combined company_s increased scale will provide a broader customer base across which to spread the fixed costs associated with developing those services and features. As a result of these and other synergies, the combined company will offer consumers greater value, better and more flexible programming packages, and enhanced interactivity.

7. Second, the transaction will allow AT&T to accelerate its pace of broadband infrastructure deployment. It will do this by giving AT&T a more compelling and, [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL INFORMATION] video service, as well as a national video footprint. This, in turn, will fundamentally and permanently shift the economics of investing in broadband. It will change how much and how fast broadband investment is justified and propel otherwise marginal capital-intensive broadband projects forward.

8. In some cases, the combined company will be able to extend a more robust fiber broadband offering to additional consumers within AT&T_s wireline footprint. In other

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instances, AT&T will deploy a new fixed WLL network in largely rural areas across the nation. That will allow AT&T to offer a fast, facilities-based broadband alternative to communities that today have the fewest and weakest broadband alternatives. Rural customers in particular will benefit from an attractive new bundle of high-speed broadband, best-in-class video programming, and voice telephone service with expanded features and calling areas. AT&T is confident enough in these merger synergies to commit to expand and enhance its broadband reach to 15 million customer locations, as I discuss in Section III below.

9. Finally, the transaction will greatly enhance AT&T_s ability to promote the development of over-the-top (_OTT_) services. The combined company will have a nationwide base of video customers, a nationwide wireless broadband network, and a wireline broadband network that covers parts of 21 states.1 It will also have deep technology resources and expertise in developing and implementing video distribution platforms and interfaces. These substantial assets will allow the combined company to partner more effectively with content providers to follow consumer demand for OTT video, however it may evolve, across all screens and across the nation. This expanded broadband network will in turn enable even more utilization of OTT video offered by third parties such as Netflix, Hulu, and Amazon Instant Video.

1 AT&T_s wireline footprint currently covers parts of 22 states. AT&T has entered into an agreement to sell The Southern New England Telephone Company and its ILEC, retail broadband, and video businesses in Connecticut to Frontier Communications Corporation. Upon regulatory approval and consummation of that transaction, AT&T_s wireline footprint will cover parts of 21 states.

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II. THE TRANSACTION WILL ALLOW AT&T TO OFFER MORE COMPELLING VIDEO SERVICES AND BUNDLES OF BROADBAND AND VIDEO.

10. The integration of AT&T and DIRECTV will allow the combined company to offer more advanced video capabilities and better bundles of services than either company could offer absent the transaction.

A. Video Services

11. Over the last eight years, AT&T has built a Multichannel Video Programming Distribution (_MVPD_) service from scratch. AT&T_s service uses an IP-based video platform that relies on very-high-bit rate digital subscriber line (_VDSL_) technology. AT&T offers its MVPD service in areas where it has been able to justify investments to upgrade its local broadband infrastructure to FTTN or FTTP technology.

12. Deploying video-enabled U-verse network infrastructure is expensive.

Accordingly, AT&T has not been able economically to deploy video-capable FTTN or FTTP U-verse to its entire wireline footprint. Rather, prior to the merger, AT&T had planned to extend FTTN or FTTP U-verse to reach approximately 33 million customer locations, which is still fewer than half the locations within its footprint.

13. AT&T_s limited video deployment creates a key competitive disadvantage for the company. AT&T has about 5.7 million U-verse video subscribers. By comparison, Comcast has more than 22 million video subscribers and DISH Network has more than 14 million video subscribers. Comcast_s pending acquisition of Time Warner Cable will increase its subscriber

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base to approximately 30 million, and Comcast_s divestiture transactions will increase Charter_s subscriber base to more than 8 million.

14. As Ms. Lee describes in her Declaration, programming is by far the largest variable cost of AT&T_s video business, and it is a cost that is particularly significant for smaller MVPDs such as AT&T today.2 Smaller MVPDs generally offer less value to programmers. They thus normally pay more per subscriber for content. AT&T_s lack of scale thus puts it at a disadvantage in negotiating distribution rights.

15. In fact, AT&T is paying substantially more per subscriber for content than are its large cable competitors.3 AT&T estimates that its content costs for 2014 will represent approximately 60 percent of its video subscriber revenues.4 In fact, AT&T_s MVPD service is

[BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T

CONFIDENTIAL INFORMATION]5

16. AT&T_s relative lack of scale constrains its ability to compete in several ways. First, because it has much higher content costs than its principal cable competitors, AT&T is finding it increasingly difficult to provide competitively priced video services. Second, it is more difficult to develop or obtain innovative content to distinguish AT&T_s service from its larger rivals_ services. Third, because AT&T has only been able to justify a limited deployment

2 Declaration of Lori M. Lee, Senior Executive Vice President – Home Solutions, AT&T Inc. ¶

18 (June 10, 2014) (_Lee Declaration_).

3 Id. ¶ 20.

4 Id. ¶ 18.

5 Id. ¶ 15.

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of video-capable fiber facilities, for the majority of customer locations in its wireline footprint, AT&T currently cannot offer the integrated broadband/video bundles that consumers want. And, outside of its wireline region, AT&T currently has no video offering at all, and thus no ability to offer a broadband/video bundle. Fourth, as explained more fully in the next section, AT&T_s lack of video scale and scope constrains investment in next-generation broadband, and significantly reduces the number of customer locations to which FTTN or FTTP investment can be economically justified. Finally, AT&T_s lack of video scale also makes it difficult to justify investing in new technology to deliver the next generation of video services or the in-house engineering talent necessary to react quickly to today_s rapidly changing video marketplace.

17. DIRECTV offers AT&T the scale it currently lacks. The combined company will have a base of about 26 million video customers in the United States. That subscriber base will give the combined company the scale it needs to compete with its principal rivals, the large cable companies.

18. DIRECTV also offers important complementary assets for AT&T. As described by Mr. Doyle in his Declaration, DIRECTV has extensive experience in developing MVPD services.6 As a result, DIRECTV has been able to develop an industry-leading lineup of channels, with exclusive content (such as NFL Sunday Ticket) and original programming. DIRECTV also has more than [BEGIN DIRECTV HIGHLY CONFIDENTIAL

INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

6 See Declaration of Patrick T. Doyle, Executive Vice President and Chief Financial Officer, DIRECTV ¶¶ 3, 9-10 (June 10, 2014) (_Doyle Declaration_).

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in-house and contract engineers.7 Those expert engineers have consistently created innovative video hardware and software that provide an excellent consumer experience, including DIRECTV_s whole-home Genie DVR.

19. The combined company will be able to marry these complementary strengths to provide consumers better and more competitive MVPD services and bundles. AT&T will work with content suppliers to extend DIRECTV_s full lineup of programming to its U-verse video customers. AT&T will also build on that lineup, using DIRECTV_s experience, to design a broader range of best-in-class video programming packages tailored to a variety of tastes and price levels.

20. The combined company will be able to improve consumers_ interactions with their video programming services. Post-merger, AT&T will work to integrate and enhance DIRECTV_s advanced technology in set-top box hardware and software to provide a superior user interface. That interface will improve consumers_ experience by providing a consistent _look and feel_ and channel lineup regardless of platform or device. The combined company will further improve the consumer experience by providing deeper integration of video and broadband capabilities, more robust remote troubleshooting, and state-of-the-art DVR and wireless in-home distribution capabilities. And the transaction will promote further investment in research and development in new technologies and capabilities that the combined company can recover across a larger customer base.

7 Id. ¶ 10.

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21. The combined company also will be able to provide faster and more efficient services. As described by Mr. Doyle, DIRECTV today must rely on third parties for the delivery of most of its video-on-demand content.8 After the merger, DIRECTV will be able to use AT&T_s Internet backbone and broadband infrastructure to provide higher-quality service at reduced cost, through measures such as more efficient use of caching to store content closer to the customer.

22. Importantly, the combined company will be able to offer more value to programmers and therefore to negotiate better distribution rights for video programming. That will lead to substantial cost savings. As Mr. Moore explains in detail, AT&T projects that,

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] AT&T will be able to reduce its per-subscriber content costs [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION]10

23. Indeed, for several reasons, we expect that the transaction will generate even greater savings and synergies than our analysis predicts. First, the combined company will be an

8 See id. ¶ 5.

9 See Declaration of Rick L. Moore, Senior Vice President of Corporate Development, AT&T

Inc. ¶ 6 (June 10, 2014) (_Moore Declaration_).

10 See id. ¶ 16.

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integrated broadband, wireless, and video provider capable of delivering content on a national scale, across multiple screens and innovative platforms. As such, AT&T will be well-positioned to negotiate for broader, more valuable, and more diverse carriage rights from content owners. Such broader distribution creates more value for both AT&T and the content owners. The combined company_s multi-platform capabilities will be attractive to content owners because they will offer new opportunities to gain exposure for and to monetize content, while preserving the value of the core pay TV revenue stream.

24. Second, if the combined company and content owners [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] then the cost savings will be even more substantial. That should occur because the merged company will serve more subscribers than either does now and will provide more value by permitting distributors to reach multiple video platforms. Moreover, greater national reach will open up improved advertising options for content owners, which can use the wider subscriber base of the combined company to reach more viewers through a single agreement.

25. Third, AT&T will have opportunities during the existing contract term to

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

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[END AT&T

HIGHLY CONFIDENTIAL INFORMATION]

B. Bundles of Video with Broadband and Other Services

26. The transaction will permit the combined company to offer consumers not only better video offerings, but also better bundles of video and other services, including broadband and wireless.

27. The ability to offer more attractive bundles is a significant benefit of this transaction. As discussed by Ms. Lee in her Declaration, offering an attractive integrated bundle is crucial to competing effectively with cable providers today.11 As Ms. Lee further explains more than 97 percent of AT&T_s U-verse video customers bundle their video service with other AT&T products.12 Indeed, AT&T has only 138,000 standalone video customers.13 28. The combined company will be able to compete with the cable bundle by providing more consumers with, among other things, attractive pricing and an improved

11 Lee Declaration ¶¶ 12-16, 22. _The primary competitors to U-verse are large cable operators, as well as other wireline-based providers that offer bundles. AT&T does not focus its competitive efforts on satellite TV providers because they do not offer integrated video and broadband bundles._ Id. ¶ 22.

12 Id. ¶¶ 12, 15.

13 Id. ¶ 12.

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experience for ordering, installation, billing, troubleshooting, and customer care. As Mr. Moore_s Declaration explains, AT&T expects these offerings to make the combined company_s MVPD service more attractive and valuable to consumers and a stronger and more effective competitive alternative to cable across the country, which will increase share and customer satisfaction.14 29. In the areas where AT&T offers IPDSL or legacy DSL broadband services today, and thus cannot offer U-verse video, the combined company will offer an integrated bundle of DIRECTV video and AT&T_s broadband products.15 That offering will include, among other things, a deeper level of integration of video and broadband capabilities, a common set-top box and user interface, common content offerings, and other important conveniences, such as one installation appointment, one point of customer care, and one bill. These significant improvements, as well as the added cost savings discussed above and in Mr. Moore_s Declaration, will make the combined company_s bundled offer in these areas much more competitive with cable and other offerings than the _synthetic_ (i.e. non-integrated) bundle of broadband and video that the two companies offer today through a joint marketing arrangement. As Ms. Lee and Mr. Guyardo explain in their declarations, that synthetic bundle has not been successful for either AT&T or DIRECTV.16 Additionally, even within AT&T_s U-verse video

14 See Moore Declaration ¶¶ 7, 26-28.

15 See Declaration of Paul Guyardo, Executive Vice President and Chief Revenue and Marketing Officer, DIRECTV ¶ 9 (June 10, 2014) (_Guyardo Declaration_); Moore Declaration ¶¶ 26-28.

16 See Lee Declaration ¶¶ 49, 53-58; Guyardo Declaration ¶¶ 18-38.

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footprint, consumers will gain the option of purchasing either U-verse video or DIRECTV_s satellite service integrated with AT&T_s FTTN or FTTP broadband service.

30. After the transaction, AT&T will also be able to offer bundles of DIRECTV_s MVPD service and AT&T_s state-of-the-art LTE mobile wireless services. Those LTE services will soon reach approximately 300 million Americans. A bundle of mobile broadband and DIRECTV_s video service will appeal to the increasing number of consumers who are using wireless connections for voice and broadband services both in and out of the home, as well as consumers who watch video on mobile devices.

31. Consumers, moreover, will be able to purchase these bundled products in more places.17 AT&T has 2,300 retail stores and thousands of authorized dealers and agents across the country through which it can offer DIRECTV services as well as these integrated bundles of services. Those wireless retail outlets, as well as AT&T_s customer service and technician workforce, will also be available to DIRECTV_s customers across the country for customer support. At the same time, AT&T will use DIRECTV_s retail channels to offer these new bundled products and other AT&T products, including AT&T Mobility products.

32. Finally, the combined company will be able to use DIRECTV_s and AT&T_s engineering teams and expertise to innovate rapidly in response to market changes. Some innovations are already visible on the horizon. For example, with its focus on new compression technologies that yield the highest quality video with the least bandwidth, DIRECTV is leading

17 Moore Declaration ¶ 29.

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the development of _ultra high definition_ (_UHD_) television. This transaction thus puts AT&T on a faster path to deployment of UHD than would otherwise have been possible. Similarly, the combined company will rely upon DIRECTV_s development expertise and substantial pipeline of video platform innovations to develop new offerings providing enhanced access to video on computers and mobile devices. And with technology leadership from both DIRECTV and AT&T Labs, the combined company will be well-situated to devote the resources necessary to innovate in additional ways that cannot even be foreseen today.

III. THE TRANSACTION WILL ACCELERATE EXPANDED DEPLOYMENT OF HIGH-SPEED BROADBAND.

33. This transaction enables synergies that will spur AT&T to expand the reach and quality of its broadband network.18

34. The improved products enabled by the transaction will translate directly into more sales, reduced churn, and improved margins.19 Those changes, in turn, enhance the business case for AT&T to expand the reach and quality of its broadband networks beyond what would be possible otherwise. The result is a self-reinforcing cycle of innovation and expansion: AT&T_s ability to offer better services to more places stimulates demand, which prompts AT&T to invest in expanding and enhancing its broadband capabilities, which, in turn, stimulates further demand. This dynamic will exist both as to wireline and fixed wireless broadband.

18 Id. ¶¶ 26, 31-32.

19 Id. ¶¶ 26-28, 31.

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35. On the wireline side, the combination improves the broadband economics so substantially that the combined company will be able to deploy FTTP broadband, its highest-speed fiber connection, to at least 2 million more customer locations than it would have been able to deploy under any plan of record absent the transaction. As I explain in more detail below, this customer benefit holds regardless of how AT&T_s FTTP deployment plans evolve. The transaction permanently improves the crossover point for broadband expansion, regardless of the baseline point absent the transaction.

36. The addition of DIRECTV_s video service will likewise improve the economics of deploying an innovative fixed WLL broadband solution that will offer wireline-quality speeds and performance. The transaction will provide AT&T with the ability to bundle DIRECTV video services seamlessly with AT&T_s fixed WLL and VoIP telephone service. That ability, as well as significant installation and customer service synergies, improves the economics of this service substantially and provides the confidence to commit to a nationwide rollout to approximately 13 million largely rural customer locations.

37. In Sections III.A and III.B below, I explain in more detail how the transaction will result in more FTTP and fixed WLL broadband.

A. The Transaction Will Facilitate Expansion of AT&T_s Fiber to the Premises Services.

38. The content cost savings and other synergies of the transaction will enable AT&T to expand the reach of its _GigaPower_ product to more customer locations within AT&T_s

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wireline footprint. GigaPower is AT&T_s highest-speed FTTP broadband product. It will offer consumers speeds of approximately 1 Gbps.20 39. A key limiting factor in GigaPower deployment to date has been the challenging economics of AT&T_s under-scale video service, which means that broadband must bear

[BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T

CONFIDENTIAL INFORMATION] of the burden of repaying any investment in GigaPower. This transaction fundamentally changes the economics of GigaPower deployment, [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL INFORMATION]

Based on the expected content cost savings alone, AT&T has committed to expanding

GigaPower_s reach to at least 2 million additional customer locations, the majority of which are likely to be in areas where AT&T either does not currently offer broadband service or where it offers only DSL services, either legacy DSL or IPDSL.

40. Deploying GigaPower requires very high upfront investments in infrastructure. The required investment varies by customer location. It depends upon, among other things, the length of the required fiber loop and whether it can be attached to telephone poles or similar above-ground structures or, instead, requires more expensive underground housing. Such

20 GigaPower currently provides speeds of up to 300 Mbps. Following upgrades that are expected to be completed later this year, it will provide speeds of approximately 1 Gbps. At these speeds, customers can download an entire HD movie in seconds.

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investments typically take many years to recover, even with a favorable cost structure and strong penetration and customer retention rates. They therefore carry significant risk.

41. For these reasons, AT&T must carefully evaluate GigaPower FTTP investment decisions by neighborhood. In each instance, the decision depends on whether AT&T can offer integrated bundles of services that significantly increase the rate of penetration, improve customer satisfaction, and reduce churn, as well as the services_ cost structure and margins. Thus, AT&T_s expansion opportunities will always be limited by the expected return on investment that the company can obtain.

42. As AT&T expands the reach of GigaPower FTTP, upfront cost per customer location rises. That is because AT&T has focused its initial deployment on areas that have lower average costs and/or higher expected revenues. As AT&T moves into areas with higher costs, deciding whether to extend fiber depends on AT&T_s ability to alter the cost structure and/or the profitability of the services it can offer. The key limiting factor is the high content costs that AT&T must incur for its video service, which in turn [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL

INFORMATION] Although AT&T can offer GigaPower FTTP customers attractive video packages, those services contribute [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL INFORMATION] to paying back the FTTP investment.

43. The significant cost reductions made possible by this transaction dramatically shift the point at which it makes business sense to invest in GigaPower FTTP expansion. The

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transaction thus ensures that AT&T expands GigaPower further than it otherwise would. Prior to this transaction, AT&T had committed about [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION]

to expand the availability of GigaPower to portions of 25 metropolitan areas, covering about

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] customer locations. That expansion would have brought GigaPower_s planned deployment to a total of about [BEGIN AT&T HIGHLY

CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL

INFORMATION] FTTP customer locations.

44. Our analysis confirms that this transaction will justify deploying GigaPower to at least 2 million additional customer locations. As a result of the transaction, AT&T will expend billions of dollars in additional investment to finance that deployment. Significantly, AT&T can justify this expansion based solely on the expected reductions in video programming costs from extending DIRECTV_s current, lower per-subscriber costs to AT&T.21

45. This _lift_ in the economic viability of AT&T_s GigaPower service from reduced content costs is independent of any expansion to GigaPower that other changes in the competitive landscape may later justify. AT&T continually assesses the marketplace, new

21 While AT&T_s preliminary analysis has focused on the business case for further FTTP expansion based on content cost savings alone, this transaction will also significantly improve the quality and scope of AT&T_s video and bundled offerings. As discussed above, the transaction makes those offerings more competitive, which we expect to increase penetration rates and improve customer satisfaction, further improving the investment economics and potentially supporting expanding FTTP even further.

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technologies, customer preferences, and a wide variety of other data, to update its estimates of the economic viability of deploying GigaPower services to new areas. Based on these updated analyses, AT&T may fund additional deployments. But the business case improvements created by the transaction prompt incremental additions to millions of customer locations, in addition to whatever other deployments may become justified by other factors at any given time.

46. The expansion of GigaPower will greatly benefit consumers. AT&T currently expects that most of the GigaPower deployment made possible by the transaction will be to customer locations outside the current U-verse video footprint. Those locations today either have no access to an AT&T wireline broadband Internet offering or, at best, have access only to AT&T DSL services, either legacy DSL or IPDSL, that do not support MVPD service.

Consumers in those locations will gain access not only to much faster broadband service, but also to an alternative to cable for seamlessly integrated bundles of broadband, video, and other services.

B. The Transaction Will Facilitate Rapid Expansion of AT&T_s Fixed Wireless Broadband Service to Rural Areas.

47. Today, many customers in rural areas lack access to a high-speed broadband service or have access to only one provider, typically DSL or an older and slower cable technology.22 The lack of modern broadband services in these areas limits, or in some cases completely negates, rural customers_ ability to participate in many of the activities enabled by today_s broadband services. Those activities include, for example, remote healthcare services,

22 Satellite providers also offer broadband service in some areas.

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long-distance learning, access to government Internet sites and social media, and entertainment available through OTT providers such as Netflix, Hulu, and Amazon Instant Video. Moreover, many of these rural customers lack access to integrated bundles of broadband, video, and voice services, and are thus forced to cobble together their own _bundles_ at significant expense and inconvenience, often with inferior broadband service and high voice toll charges.

48. The synergies from this transaction will address these problems directly by facilitating AT&T_s deployment of a new, powerful fixed WLL broadband service to about 13 million rural customer locations in 48 states. Although this new fixed WLL technology will make use of wireless spectrum and AT&T_s LTE network infrastructure, it is not merely a version of _best efforts_ mobile broadband service for the home. Rather, the fixed WLL product will provide consumers with a robust broadband experience, with speeds and usage comparable, and typically superior, to the best wireline services available in the areas in which the fixed WLL solution will be deployed. The fixed WLL deployment is expected to utilize 20 MHz (10+10 MHz paired _uplink_ and _downlink_) of spectrum dedicated to the fixed WLL service. The service will incorporate advanced technologies, including professionally installed customer premises equipment, that significantly enhance spectral efficiency and signal quality.

49. AT&T_s current expectation is that this product will perform as well as wireline broadband services advertised today at 15-20 Mbps. Our best estimate based upon the lab simulations to date (which will be validated with field trials later this year) is that even customers at the cell edge will experience speeds greater than 10 Mbps more than 90 percent of the time. Those speeds will be significantly better in off-peak periods. Customers located closer to the cell

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tower will experience even better speeds. AT&T also expects the product to be offered with a usage allowance high enough to readily satisfy most customers_ needs.

50. One of the main impediments to deploying fixed WLL to date has been high deployment costs. A fixed WLL service requires substantial upfront investments. AT&T must install additional antennas and other equipment at each cell site in areas it seeks to serve. In addition, unlike with mobile wireless service, AT&T must send a technician to conduct a professional installation at each customer_s location. AT&T will incur additional costs processing changes in service, addressing outages or other issues that can arise, and providing ongoing customer service support. Further, there is also, of course, the associated opportunity cost when deploying spectrum for fixed WLL rather than, for example, mobile broadband services.

51. AT&T_s ability to recover these high upfront and operational costs is subject to considerable constraints. Fixed WLL service is a relatively untested technology, and in many areas it would have to compete with more familiar broadband solutions. Its success in the marketplace is thus unproven. In addition, due to spectrum capacity constraints, the number of subscribers to whom the services can be marketed must be limited to maintain service quality in periods of peak usage. That fact limits the revenues available to justify investment in fixed WLL. It is also difficult to predict the useful life of a fixed WLL deployment because new technologies may arise that will cause customers to expect higher speeds than fixed WLL can deliver. These risks significantly reduce the prospects for a successful rollout by AT&T of fixed WLL as a standalone product.

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52. This transaction dramatically improves the business case for deploying fixed WLL services. It brings a new revenue source (MVPD services) and a more compelling offering (a seamless broadband/MVPD/voice bundle available nationwide) that will increase per-customer revenues. At the same time, the transaction will both increase the rate of penetration of all components of the bundle and increase customer satisfaction, thus reducing expected churn. Together, all these factors greatly increase AT&T_s ability to recover the large upfront costs of deploying the service.

53. Because of the business case improvements created by the transaction, AT&T is willing to commit now to deploy a fixed WLL service nationwide to 13 million largely rural customer locations throughout the country. Indeed, AT&T is sufficiently confident that it will make this commitment even before it has commenced the market trials that would typically precede any decision to fund a multibillion dollar nationwide deployment of an unproven service.

54. As demonstrated in Figure 1 below, this committed fixed WLL deployment will provide enhanced broadband access across an extensive geography covering parts of 48 states. Significantly, the fixed WLL network will largely serve rural areas with fewer than 250 people per square mile. About 85 percent of the customer locations, moreover, are expected to be outside of AT&T_s wireline footprint.

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Figure 1. Post-Transaction Fixed WLL Coverage.

[Graphic Appears Here]

55. AT&T_s fixed WLL service will be the first truly high-speed broadband offering to many of these customer locations. In the portions of the fixed WLL footprint that already have broadband offerings, AT&T_s fixed WLL service will generally be at least on par with existing broadband and thus will promote competition. Based upon NTIA data, almost 20 percent of the 13 million customer locations where AT&T_s fixed WLL service would become available are locations that have no access to terrestrial broadband services today. An additional 27 percent of the 13 million customer locations have only one terrestrial option today. In most instances, that single option is a DSL or relatively slow cable modem service.

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I. THE TRANSACTION WILL PROMOTE THE DEVELOPMENT OF OTT SERVICES.

56. The transaction will significantly enhance AT&T’s ability to promote the development of OTT services. OTT services have been growing rapidly, both as a complement to, and increasingly as a substitute for, MVPD services. Recent forecasts estimate that households that receive all of their video from OTT services will continue to increase over the next decade, and that an even larger percentage of households will purchase some combination of traditional MVPD and OTT services.

57. With its compelling combination of wireline and wireless broadband networks, AT&T sees future growth in OTT services from all sources as a valuable business opportunity. Consumers increasingly want to watch particular video programming at any place, at any time, and on any broadband-connected device they choose. AT&T therefore aims to offer services that follow these customers through wireless and wireline broadband networks that support multiple devices.23 58. The principal factor impeding AT&T_s ability to develop broader OTT offerings has been, once again, its lack of scale in video services and high content costs. The improved cost structure and much larger video subscriber base enabled by this transaction will allow us to justify the more risky investments in software, platforms and service development necessary to

23 AT&T is continually seeking ways to increase access to its broadband networks; for example, AT&T has recently announced plans to build a new air-to-ground LTE network that will provide in-flight Internet access on airline flights, and it is also pursuing initiatives to provide broadband connections in automobiles.

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create a world-class OTT customer experience. At the same time, the increase in video scale will make AT&T a much more attractive OTT partner for content providers and thus allow AT&T to obtain more attractive terms for the new types of digital content rights necessary to provide innovative OTT offerings.

59. The transaction will dramatically improve AT&T_s ability to develop OTT services in a number of important ways. First, AT&T post-merger will have a compelling combination of assets. AT&T will bring to the table a nationwide base of video subscribers, a nationwide state-of-the-art wireless network, a 21-state wireline broadband network, and DIRECTV_s expertise in customer interfaces for video services. Those extensive capabilities should make AT&T a much more desirable partner for developing innovative OTT arrangements. In AT&T_s experience, video programming providers have been reluctant to deviate from the traditional MVPD model because of the uncertainty, from their perspective, about how they will be able to follow their viewers and capture the value of programming offered through non-traditional channels. Because AT&T has both wireline and wireless broadband networks to complement its MVPD offerings, it is especially well-positioned to offer content providers a coordinated set of platforms through which to reach their potential viewers, wherever those viewers want to be.

60. Relatedly, the transaction gives AT&T the freedom and flexibility to evolve with consumer demand and to develop OTT offerings tailored to consumer desires however they may develop. This transaction puts AT&T in a better position to discover and lead the video and broadband business models of the future whatever they may be. And those innovative OTT

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arrangements will, in turn, allow AT&T to compete more effectively against its cable and other video and broadband rivals.

61. Second, AT&T projects that its annual spending with content providers will increase from approximately [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] today to nearly [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] post-merger. That level of spending will substantially increase AT&T_s attractiveness to content providers and allow it to secure more innovative content rights arrangements. As a much more important distributor of content to MVPD customers, AT&T will be a more attractive partner for a broader and more innovative set of content agreements to facilitate new OTT services.

62. Third, DIRECTV_s in-house development team of engineers has substantial expertise in encoding digital content and developing interfaces for consumers to interact with OTT video. DIRECTV has already deployed this technology in the marketplace to facilitate live, real-time OTT streaming of linear content. The combined company will be able to leverage DIRECTV_s technology to establish a faster path to better and more integrated access to OTT content in a variety of contexts. The company, moreover, will have the resources and expertise to respond to rapidly evolving customer expectations.

63. Fourth, the transaction will enhance the combined company_s ability to develop original programming. AT&T recently announced a $500 million joint venture with The Chernin Group to acquire, invest in, and launch OTT video services. For its part, DIRECTV has

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production facilities and also has efforts underway to produce original programming, including its DIRECTV Sports networks and niche OTT offerings. With its increased scale, the combined company will be better positioned both to launch and to market original programming and to fund more investment in new programming ventures.

64. AT&T has found that a diverse workforce and a commitment to inclusion in all business practices allow it to serve its customers, suppliers, and investors best. AT&T thus intends to continue and extend our best-in-class diversity values to the combined company. And with more than half of our workforce consisting of union-represented employees, AT&T has the largest full-time union workforce of any company in America. After the transaction, the combined company will likewise work responsibly with the unions representing that workforce.

V. CONCLUSION

65. This transaction will deliver enormous consumer benefits that could not and would not have been available without the transaction, including enhanced broadband/video competition, broader deployment of broadband infrastructure, and enhanced development of OTT services.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company_s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T_s and DIRECTV_s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (_SEC_). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY

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STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC_s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T_s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV_s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014.

Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

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DECLARATION OF LORI M. LEE

SENIOR EXECUTIVE VICE PRESIDENT – HOME SOLUTIONS, AT&T INC.

I, Lori M. Lee, hereby declare the following:

I. BACKGROUND OF DECLARANT

1. My name is Lori M. Lee. I am the Senior Executive Vice President—Home

Solutions for AT&T Inc. (_AT&T_). I am the executive who leads strategy, marketing, and operations for the AT&T wireline consumer organization. That organization is responsible for the suite of U-verse services (broadband, video, and voice), other wireline services such as home telephone, and customer information services. I oversee AT&T_s negotiations with video content providers and therefore am familiar with the issues raised and difficulties faced in content negotiations. I am also responsible for executing the U-verse with GigaPower (_GigaPower_) and _Project Velocity IP_ (_Project VIP_) wireline investments. I hold a B.S. in business administration and an M.B.A. from Washington University in St. Louis.

2. I have worked in and overseen AT&T_s wireline business for more than 16 years.

During that time, I have held numerous leadership positions, including roles in finance, investor relations, customer service, and corporate strategy. I have been responsible for wireline, broadband, and video products. Before assuming my current position, I served as Chief Marketing Officer for Home Solutions and, before that, as Chief Marketing Officer for Small Business. In those roles, I led customer-experience and key consumer and small-business marketing programs. I am familiar with AT&T_s competitors in each of our U-verse product segments, as well as their competitive strategies and initiatives. I am also familiar with industry

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developments relating to AT&T Home Solutions_ advertising, marketing, product and service offerings, and pricing decisions and strategies.

3. I have reviewed the Declarations of John T. Stankey (Group President and Chief Strategy Officer, AT&T) and Rick L. Moore (Senior Vice President of Corporate Development, AT&T) in this proceeding and have relied on them in developing this testimony. In addition, I have consulted with other AT&T executives in developing my testimony. I also have reviewed the Declarations of Paul Guyardo (Executive Vice President and Chief Revenue and Marketing Officer, DIRECTV U.S.) and Patrick Doyle (Chief Financial Officer, DIRECTV) in partially redacted form.

4. This Declaration addresses three main topics. First, I explain that AT&T_s U-verse business focuses primarily on broadband services, and that AT&T bundles broadband with video, voice, and wireless services to meet consumer demand and drive profitability. Second, I explain that AT&T designs and markets its U-verse bundles to compete with incumbent cable companies and overbuilders, including increasingly with new entrants such as Google Fiber, that offer high-speed broadband in bundles with video and voice services. We do not focus our competitive efforts on satellite pay TV providers, such as DIRECTV and DISH Network (_DISH_), which lack a broadband product. Third, I discuss the commercial arrangement between AT&T and DIRECTV to offer _synthetic bundles_ of DIRECTV video and AT&T broadband and/or voice. Despite continuing efforts by both companies, these synthetic bundles are not competitive in the marketplace because they cannot match either the discounts on price or the seamless customer service offered by cable companies.

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II. THE U-VERSE BUSINESS

5. AT&T launched U-verse in 2006. AT&T developed the business to compete more effectively against cable operators for customers seeking high-speed broadband, video, and voice services. At that time, cable operators already had robust broadband and video offerings and were investing heavily to improve their voice over Internet Protocol (_VoIP_) capabilities. AT&T, by contrast, was offering mainly copper-based Digital Subscriber Line (_DSL_) and voice services. AT&T thus had no competitive alternative to the bundles of broadband, video, and voice being offered by cable companies.

6. As AT&T prepared to launch U-verse, advancements in DSL technologies had enabled AT&T to provide dramatically increased bandwidth over its existing copper wire infrastructure. That allowed AT&T to offer advanced broadband, video, and voice services at a much lower cost than constructing an entirely new network.

A. U-verse Is Primarily a Broadband Business

7. U-verse Broadband Services. Broadband is the most important and [BEGIN

AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL INFORMATION] U-verse product offering. The U-verse customer base reflects this broadband focus: There are almost twice as many broadband subscribers as U-verse video subscribers (11 million versus 5.7 million) and nearly three times as many broadband subscribers as U-verse voice subscribers (4.1 million). More than 96 percent of customers who purchase only one U-verse service are broadband-only subscribers.

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8. AT&T currently offers three types of U-verse broadband within its 22-state wireline service area.

a. Internet Protocol Digital Subscriber Line (“IPDSL”): IPDSL broadband service offers speeds up to 18 Mbps.

b. Fiber-to-the-Node (“FTTN”): For many customer locations, AT&T deploys fiber optic cable to a neighborhood node, and uses very-high-bit- rate DSL (“VDSL”) technology over copper wire to connect individual customer locations to that node. U-verse FTTN offers speeds of up to

45 Mbps.

c. Fiber-to-the-Premises (“FTTP”)/U-verse with GigaPower: For some newly built neighborhoods in our footprint, we have deployed fiber optic cable from the node to individual customer locations. More recently, in Austin, Texas, AT&T has begun offering broadband speeds of up to

300 Mbps over its new FTTP network known as U-verse with GigaPower.

In April 2014, AT&T announced plans to expand GigaPower to as many as 25 metropolitan areas. AT&T plans to upgrade existing GigaPower deployments in Austin from 300 Mbps to 1 Gbps. It also plans to offer speeds of up to 1 Gbps in future GigaPower deployments.

9. In 2012, AT&T began implementing an aggressive and ongoing multibillion dollar capital investment know as Project VIP. Through Project VIP, AT&T has begun expanding U-verse to reach approximately 57 million customer locations, or 75 percent of all

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customer locations in its wireline service area. Of these 57 million customer locations, AT&T plans to deploy FTTN or FTTP technologies to approximately 33 million, and the approximately 24 million other customer locations will be served by IPDSL technology.

10. U-verse Video and Voice Services. AT&T also offers U-verse video and voice services. Through the Project VIP expansion plans, AT&T plans for U-verse video to be available to approximately 33 million customer locations within AT&T_s wireline footprint. In general, U-verse video service is available wherever AT&T has deployed FTTN or FTTP. AT&T does not make U-verse video available to homes served only by IPDSL technology because of technological limitations of the IPDSL platform.

11. U-verse video service is [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL INFORMATION] on its own. This [BEGIN

AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL INFORMATION] is a key reason AT&T focuses its U-verse video marketing efforts almost exclusively on promoting bundles of broadband combined with video and other services rather than promoting standalone video.

12. U-verse Bundles. Bundles are the primary choice of U-verse customers and the primary focus of the U-verse business, particularly with respect to video. A clear majority of all U-verse subscribers purchase more than one service from us, while more than 97 percent of U-verse video subscribers purchase video as part of a bundle of services that also includes one or more of wireline broadband, wireline voice, and wireless service. In contrast, we have only approximately 138,000 standalone video customers. Approximately 66 percent of our U-verse

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video subscribers take bundles of three or four services (known as a _triple play_ or _quad play_).1 13. Bundles offer multiple benefits to consumers. Customers who purchase bundles receive significant promotional discounts compared to purchasing the bundled services separately. As compared to AT&T_s standard (or _rack rate_) prices for U-verse services sold separately, AT&T offers discounts and incentives of up to [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL INFORMATION] for a broadband/video double play over a one-year promotional period, and up to [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL

INFORMATION] for a broadband/video/voice triple play over a two-year promotional period. Even when compared to available promotional discounts for new standalone broadband and video subscribers, consumers purchasing our double-play bundle will pay at least [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL

INFORMATION] less over a one-year promotional period. Bundle customers also enjoy a convenient and streamlined experience with a single installation, single bill, and single point of contact for customer care. In addition, bundles allow consumers to better integrate traditional linear video with interactive content available over broadband to create a flexible and rich media experience.

1 A bundle that includes two services is referred to as a _double play._

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14. Given these advantages, it is not surprising that U-verse customers who purchase a bundle are far less likely than standalone video customers to switch from AT&T to a competitor. Bundle customers are also more likely to recommend U-verse to others than are customers of standalone services.

15. Focusing on bundles is also an efficient way for us to do business. Bundles allow U-verse to deliver [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL INFORMATION] video services by recovering the content-acquisition costs from a larger revenue base. Because more than 97 percent of our video subscribers also subscribe to at least one other U-verse service, almost always including broadband, the profitability of broadband helps to justify our investment in video products.

16. We concentrate our U-verse video advertising and promotional efforts on bundled products. AT&T devotes [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent of U-verse video advertising dollars to marketing bundled products. Much of the remaining share of advertising dollars is devoted to encouraging or _upselling_ existing U-verse broadband and voice subscribers to purchase one or more additional U-verse products and thereby create a bundle of services. We estimate that over [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent of our promotional discounts for the acquisition of U-verse video customers go to purchasers of bundles as opposed to standalone video. Because satellite TV providers do not offer those bundles, U-verse does not launch promotions directed at, or in response to, their market actions.

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17. AT&T also is increasingly interested in developing offers that combine our strength in mobile wireless broadband with our U-verse broadband capabilities. For example, in the Kansas City and Miami areas, we recently launched an offer allowing customers who purchased qualifying AT&T _Mobile Share Value_ mobile broadband plans to receive a free

6 Mbps wireline broadband service plan for one year, with a one-year extension for those who purchase U-verse video service or home phone service, and a further year for those who purchase both U-verse video and home phone service. As discussed in the Declaration of Mr. Stankey, this acquisition promises to expand AT&T_s ability to offer bundles of linear video and interactive content available over our mobile broadband network.2

B. U-verse TV Is Burdened by High Content Costs

18. AT&T_s costs of acquiring video content for U-verse are high and rising. Content costs are the largest variable cost for the U-verse video service. They account for approximately

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent of U-verse video_s variable recurring costs and will represent an estimated 60 percent of video subscriber revenues in 2014. Video content costs have been rising, despite growth in our subscriber base. Between 2011 and 2014, per-subscriber content costs grew at a rate of [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent per year. On a per-subscriber basis, U-verse video_s content-acquisition costs are projected to

2 Declaration of John T. Stankey, Group President and Chief Strategy Officer AT&T Inc. ¶¶ 30, 57-60 (June 10, 2014) (_Stankey Decl._).

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increase by roughly [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent over 2013 levels by 2023. Content cost increases put upward pressure on the prices consumers pay for video services and for bundles that include video services.

19. Per-subscriber video content costs are affected greatly by scale. All things being equal, pay TV providers with more subscribers offer more value to programmers, and thus generally pay lower per-subscriber rates for content.3 AT&T_s programming agreements may

[BEGIN AT&T CONFIDENTIAL INFORMATION]

[END

AT&T CONFIDENTIAL INFORMATION].

20. AT&T pays higher per-subscriber content costs than its key cable competitors with larger subscriber bases such as Comcast (22.6 million subscribers) and Time Warner Cable (11.2 million subscribers). According to our estimates, in 2013, AT&T_s content cost per video subscriber was [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL

3 Pay TV providers are also referred to as multichannel video programming distributors or _MVPDs._

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INFORMATION]. Moreover, Comcast/Time Warner Cable_s larger combined scale and scope should strengthen its hand in negotiations with content providers and cause the combined company_s per-subscriber content costs to increase more slowly, if not decrease.

21. The consolidation of content ownership in the hands of a few major content aggregators compounds the problem of high and increasing content costs. AT&T estimates that, in 2014, roughly [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent of U-verse_s content-acquisition costs will be paid to just five content aggregators, including over [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY

CONFIDENTIAL INFORMATION] percent to Comcast.

III. U-VERSE COMPETES MAINLY WITH CABLE AND OTHER PROVIDERS OF BROADBAND/VIDEO BUNDLES

22. The primary competitors to U-verse are large cable operators, as well as other wireline-based providers that offer bundles. AT&T does not focus its competitive efforts on satellite TV providers because they do not offer integrated video and broadband bundles.

A. Cable

23. Cable incumbents are U-verse_s strongest and closest competitors. They offer bundles that combine high-speed broadband with attractive video content. In the vast majority of

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Designated Market Areas (_DMAs_) in the U-verse video footprint, cable has the largest share of video subscribers.4 24. Cable operators enjoy advantages with respect to each component of the broadband/video bundle. Cable operators can offer broadband at greater speeds than are available in much of the existing U-verse footprint, which is a subset of AT&T_s footprint. For example, Comcast touts broadband speeds up to 105 Mbps throughout much of its service area and up to 505 Mbps in selected areas. In contrast, U-verse can offer peak download speeds of only 45 Mbps in the majority of the U-verse video footprint and much less in many areas.5 In addition, as noted above, major cable providers such as Comcast and Time Warner Cable enjoy a significant advantage in video content costs due to their larger scale, and that advantage should only increase with the combination of those two companies.

25. The widespread advantage in broadband speed enjoyed by cable operators requires U-verse to differentiate our broadband offering in order to compete effectively for customers against cable. We do this by emphasizing bundles of broadband and other attractive services, offering good value for the price on broadband, and providing excellent customer service. This dynamic provides a strong incentive for U-verse to keep our broadband prices as competitive as possible with cable. Because DIRECTV does not have a broadband product, the

4 A DMA is a geographic area defined by Nielsen Media Research Company as a group of counties that make up a particular television advertising market. See http://www.nielsen.com/us/en/campaigns/dma-maps.html (last visited June 10, 2014).

5 As noted, AT&T U-verse with GigaPower has begun offering broadband speeds of up to 300 Mbps in Austin, Texas.

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transaction will result in no loss of broadband competition to reduce that incentive. In fact, the merger will increase our incentive to compete for bundle customers, and our effectiveness in doing so, by giving U-verse an improved video product to include in our bundles.

26. A better video offering, and, more important, [BEGIN AT&T

CONFIDENTIAL INFORMATION] [END AT&T

CONFIDENTIAL INFORMATION] also will give AT&T post-transaction business incentives that we lack today to promote standalone video aggressively. Today AT&T does not offer standalone video outside our video footprint, and has little incentive to promote standalone video inside that footprint [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL INFORMATION]. After the merger, we will have both the ability and the incentive to promote standalone video not only within our current service territory, but outside it as well. The content cost improvements and other efficiencies inherent in this transaction will allow AT&T to offer innovative nationwide video packages, including pure video offerings, that are priced to compete with other strong video competitors, including cable. In addition to making our standalone video offerings [BEGIN AT&T

CONFIDENTIAL INFORMATION] [END AT&T

CONFIDENTIAL INFORMATION] the DIRECTV combination will provide us a new opportunity to market other AT&T products to a greatly expanded base of video-only customers.

27. These competitive incentives are consistent with AT&T_s commitment to offer, for three years after closing, standalone DIRECTV satellite video service at nationwide package prices that do not differ between customers in AT&T_s wireline footprint and customers outside

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it. AT&T already sets its video and broadband pricing predominantly on a national basis. With that policy and this commitment, if AT&T were to attempt to raise prices to standalone video customers inside the U-verse footprint after the merger, we would be required to do so nationwide. If we considered such a price increase, we would have to face losing customers not only in the areas where DIRECTV and U-verse overlap today, but more importantly in the much larger area of the country where the two companies do not overlap, and where robust video competition is entirely unaffected by the merger.

28. AT&T has on numerous occasions taken actions in response to competition from cable operators. For example, earlier this year, Comcast began providing existing customers double their current broadband speeds for the same price, while also aggressively offering new customers faster broadband for prices similar to what AT&T was offering for a lower-speed service. In Chicago, where customers had begun to switch away from AT&T at rates faster than in other areas of the country, AT&T responded by offering a $10 per month discount for 12 months for customers that upgraded to the U-verse 45 Mbps FTTN broadband service.

Similarly, in 2013, AT&T experienced declining broadband sales in four cities where Comcast is the primary cable operator (Houston, Texas; Detroit, Michigan; Chicago, Illinois; and Miami, Florida). AT&T responded by offering an additional $5 discount on our promotional pricing for a double-play bundle featuring U-verse voice and broadband at peak speeds of 12 Mbps or greater. And, in April 2012, AT&T launched double-, triple-, and quad-play promotional offers in several Comcast cities, with broadband/video double plays for as low as $49 per month and broadband/video/voice triple plays as low as $79 per month.

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29. If the regulators approve the proposed merger between Comcast and Time Warner Cable, the competitive gap between the combined Comcast/Time Warner Cable and U-verse will be even greater. AT&T estimates that Comcast and Time Warner Cable combined will serve approximately [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent of the households in the U-verse video territory, assuming their proposed divestiture to Charter also occurs. That will represent a roughly [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent increase compared to the current Comcast overlap with the U-verse video footprint. Comcast will also enjoy a significantly larger subscriber base across an effectively nationwide footprint. That larger subscriber base will strengthen its existing cost advantage, bolster its ability to negotiate preferential terms from content providers, and create a leading competitive advertising platform with access to 44 of the top 50 DMAs.

30. Customer trends and switching patterns confirm that cable is U-verse_s primary video competition, particularly for bundle customers. Since 2011, cable operators combined lost share in our U-verse video footprint as U-verse built its base of bundle subscribers and increased its share. During the same period, DIRECTV_s and DISH_s subscriber shares remained nearly flat. Moreover, in 2012, 2013, and the first quarter of 2014, cable operators accounted for

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] of U-verse double- and triple-play bundle subscriber losses in every quarter. By comparison, only [BEGIN AT&T HIGHLY

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CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent or fewer of double- or triple-play customers who switched from U-verse during those periods chose DIRECTV or DISH. In the vast majority of cases when AT&T wins customers from DIRECTV, it is for a bundle product.

B. Google Fiber

31. Google Fiber is among the most prominent and fast-growing competitors to U-verse. Two years ago, Google_s executive Chairman Eric Schmidt asserted that Google Fiber _isn_t just an experiment, it_s a real business and we_re trying to decide where to expand to next._6 Google Fiber has since entered one AT&T U-verse DMA (Kansas City, Kansas/Missouri), and has stated that it will enter a second (Austin, Texas) this year.7 Google has also announced expansion plans targeting up to 34 additional cities in nine metropolitan areas (as illustrated below). Twenty-four of those cities are within the U-verse footprint, including Atlanta, Charlotte, Nashville, Raleigh, San Antonio, and San Francisco.

6 Donald Melanson, Eric Schmidt Says Google Fiber _Isn_t Just an Experiment,_ Company _Trying to Decide Where to Expand Next_, Engadget (Dec. 12, 2012), http://www.engadget.com/2012/12/12/google-fiber-eric-schmidt/ (last visited June 10, 2014).

7 Google Fiber has also launched and started offering broadband services in Provo, Utah, a non-U-verse DMA. See Hello, Provo, GOOGLE FIBER, https://fiber.google.com/cities/provo (last visited June 10, 2014).

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[Graphic Appears Here]

Source: Google, available at https://fiber.google.com/newcities/.

32. Google Fiber offers ultra-high-speed broadband of up to 1 Gbps. Google claims that its FTTP network offers broadband speeds that are up to 100 times faster than basic broadband services. Google also offers a double-play bundle that includes its 1 Gbps broadband and video services.8 33. Google has ample resources to support its effort to substantially expand its FTTP footprint. It has a strong brand, significant cash reserves, a strategic motivation to build broadband connections to deliver its well-developed content offerings, and significant revenue streams from advertising sales with which to fund infrastructure investments. Google_s deployment of FTTP in Kansas City has been very successful. That deployment demonstrates

8 See, e.g., A Different Kind of Internet and TV, GOOGLE FIBER, https://fiber.google.com/about/ (last visited June 10, 2014); Plans and Pricing—Kansas City, GOOGLE FIBER, https://fiber.google.com/cities/kansascity/plans/ (last visited June 10, 2014).

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that there is both high demand and a strong business case for Google to expand its FTTP infrastructure.

34. AT&T has seen Google Fiber_s competitive impact first-hand. Since Google Fiber entered the Kansas City marketplace in 2013, AT&T has lost approximately [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent of its subscribers in Google_s Kansas City _fiberhoods._ 35. A recent survey from Bernstein Research suggests that Google Fiber has achieved high penetration rates within Kansas City. The survey found that: a. [BEGIN CONFIDENTIAL INFORMATION]

[END CONFIDENTIAL INFORMATION]9

b. [BEGIN CONFIDENTIAL INFORMATION]

[Graphic Appears Here]

9 Bernstein Research – Google Fiber: How Well is it Doing in Kansas City?, at 2 (May 6, 2014).

10 Id.

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36. AT&T responds to the competitive threat from Google as we would with similar offerings from cable companies. For example, AT&T responded to Google Fiber in Kansas City by [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY

CONFIDENTIAL INFORMATION].

37. AT&T has also responded to Google_s planned entry into Austin with competitive offers and advertisements. Those include a double-play GigaPower broadband and video promotion that offers lower pricing than similar bundles available in non-Google Fiber areas. That promotion includes a three-year introductory pricing package that, in other areas, is

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION].

C. Other Competitors

38. AT&T faces additional competition in a substantial portion of our footprint from other competitors that offer video and broadband bundles. Those competitors include overbuilders and providers other than Google, including WOW!, Grande Communications, RCN,

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Consolidated Communications, Suddenlink, Atlantic Broadband, C-Spire,11 and Windstream Communications. Such additional competitors are present in approximately half of the U-verse DMAs and compete across significant portions of the U-verse footprint in many of those

DMAs.12

D. Satellite

39. Two satellite providers offer traditional multi-channel video programming service nationwide: DIRECTV and DISH. AT&T generally does not target its pricing, promotional, or marketing efforts at satellite competitors. That is because AT&T focuses on selling broadband and offering video as part of a bundle with broadband, whereas satellite video providers focus on video and do not have broadband capabilities. While we track satellite video pricing, we do not set U-verse pricing or launch promotions in response to promotions or rack rate changes by satellite providers.

40. We have an arrangement with DIRECTV, discussed in more detail below, through which we sell our broadband service together with DIRECTV_s video service. The existence of that arrangement shows that we view DIRECTV_s video service as a complement to

11 C-Spire is currently deploying FTTP networks across Mississippi with plans to provide broadband and video services across Mississippi, ostensibly to include two U-verse DMAs: Biloxi-Gulfport and Jackson, MS.

12 Specifically, overbuilders other than Google are present in portions of the following DMAs: Atlanta, GA; Augusta, GA; Austin, TX; Charleston, SC; Chicago, IL; Cleveland, OH; Columbus, OH; Corpus Christi, TX; Dallas-Ft. Worth, TX; Detroit, MI; Greensboro-Winston Salem, NC; Houston, TX; Huntsville, AL; Jacksonville, FL; Kansas City, MO-KS; Knoxville, TN; Lansing, MI: Little Rock, AR; Los Angeles, CA; Lubbock, TX; Miami, FL; Midland-Odessa, TX; Montgomery, AL; New York, NY; Oklahoma City, OK; Sacramento, CA; San Antonio TX; San Diego, CA; San Francisco-San Jose, CA; Springfield, IL; Springfield, MO; St. Louis, MO; Topeka, KS; and Wichita, KS.

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our broadband service. Outside of the U-verse IPTV footprint, we market DIRECTV with our IPDSL and DSL products in an effort to offer a bundled alternative to cable. Even within our U-verse video footprint, in order to drive U-verse broadband penetration, we will sell DIRECTV video to customers who request it together with U-verse broadband, instead of our own IPTV.

41. Both inside and outside our U-verse IPTV footprint, AT&T_s overriding strategic goal is to increase broadband sales by offering a bundle that includes broadband and video. That remains our goal even if it means the video component is not an AT&T product.

E. Growing importance of Over-the-Top (_OTT_) Video Services

42. Millions of consumers are using their broadband-connected devices (computers, tablets, mobile devices, and smart televisions) to access video content from a wide array of online video distributors such as Netflix, Hulu, and YouTube that are independent of any MVPD service. The growing popularity of these OTT video services threatens a fundamental change in the way video services are delivered and consumed. For a significant number of consumers, OTT services are a complement to traditional facilities-based MVPD services. And, for an increasing percentage of households, OTT is becoming a competitive substitute to MVPD services.

43. The recent explosion in video-based Internet traffic reflects the widespread adoption of OTT services. According to the Cisco Visual Networking Index, more than half of global Internet traffic is driven by video content. Netflix alone accounts for more than [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] of AT&T_s wireline broadband Internet traffic, while

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YouTube accounts for roughly [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION]. 44. AT&T_s internal projections provide further evidence of the increasing competitive significance of OTT services. AT&T estimates that only [BEGIN AT&T

HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY

CONFIDENTIAL INFORMATION] percent of consumers in the 18-29 age range subscribe to a traditional MVPD television service. We anticipate that more than [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] of consumers in this age group will _cut the cord            that is, cancel their MVPD service _ within the next twelve months alone. We expect consumers in other age groups to follow suit in the coming years.

45. In addition, according to AT&T_s projections, total penetration by traditional

MVPD services will decline from [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent in 2013 to an estimated [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent in 2023. We attribute that projected decline largely to increased adoption of OTT services. During this same ten-year period, the percentage of consumers who do not subscribe to any MVPD service and exclusively watch video content through OTT providers is expected to increase at a [BEGIN AT&T

HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY

CONFIDENTIAL INFORMATION] percent compound annual rate. We expect the

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percentage of OTT-only households to increase from [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent in 2013 to an estimated [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent by 2023.

46. AT&T views the growth of OTT services as an important opportunity for

AT&T_s broadband and mobile services. Accordingly, AT&T is taking various steps to respond to demand for OTT services. For example, AT&T is exploring potential [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] in the near future. Earlier this year, AT&T launched the _Internet + HBO_ bundle. The Internet + HBO bundle is a discount bundle that includes 18 Mbps broadband, limited MVPD service with local broadcast channels, and HBO and its OTT companion service, HBO Go. AT&T_s introduction of this new bundle represents an early accommodation of consumers_ growing appetite for OTT and their increasing inclination to _shave_ or even cut the cord for video.

47. Our competitors have piloted similar products. Comcast, for example, now offers a discount bundle called _Internet Plus._ Internet Plus includes 25 Mbps broadband, local broadcast channels, HBO and HBO Go, and a subscription to Comcast_s own OTT video service, XFINITY Streampix.

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48. AT&T is also developing its own OTT service. In April 2014, AT&T and The Chernin Group announced a $500 million joint venture to acquire, invest in, and launch OTT video services. The programming for those services will likely include ad-supported and subscription-based video-on-demand channels, as well as streaming services. We are also evaluating other options to help bring existing and new OTT services to our customers to complement their U-verse broadband service. For example, we have been in discussions with

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION]. As Mr. Stankey_s Declaration explains, AT&T_s acquisition of DIRECTV will generate additional capabilities to develop and market innovative OTT services that can be delivered through all types of wired and wireless devices.13

I. COMMERCIAL RELATIONSHIP WITH DIRECTV

49. Since 2009, AT&T and DIRECTV have partnered to sell synthetic bundles consisting of DIRECTV video and AT&T_s broadband and voice products. Although our partnership with DIRECTV has allowed us to sell more broadband, the synthetic bundle has proven to be an inadequate substitute for, and is increasingly uncompetitive with, integrated video and broadband bundles offered by cable competitors.

13 Stankey Decl. ¶¶ 30, 57-60.

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A. AT&T_s Partnership with DIRECTV

50. AT&T offers packages of DIRECTV_s video product and AT&T_s broadband and/or voice products through its call centers and other distribution outlets. In addition, DIRECTV sells AT&T_s broadband and voice products alongside its own video products.

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION]. 51. When AT&T sells any DIRECTV video package through its call centers, DIRECTV pays AT&T [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL

INFORMATION].

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52. AT&T also sells broadband through other partners, including AllConnect, DISH, Red Ventures, Clear Link, Saveology, White Fence, and others. DIRECTV also has similar synthetic bundle agreements with CenturyLink and Verizon, among others. We expect to continue those arrangements post-closing.

B. Limitations of Synthetic Bundles

53. Synthetic bundles suffer from multiple shortcomings when compared to integrated bundles.

54. Uncompetitive Pricing. A customer purchasing a synthetic bundle pays the full introductory prices of the standalone components of the bundle (with a small discount). That is generally significantly more than the customer would pay for a comparable integrated bundle.

55. The rack rate price before discounts and rebates for each component of the synthetic bundle is the rack rate price each company charges for the standalone product. There are two discounts a customer of the synthetic bundle may receive off of these rack rates, depending on whether the customer purchases the bundle through AT&T or DIRECTV. A customer who buys a synthetic bundle through an AT&T sales channel receives a discount of $5 per month for the duration of the subscription, while a customer who purchases a synthetic bundle through a DIRECTV sales channel receives a discount of $10 per month for the first 12 months of the subscription. From time to time, AT&T and DIRECTV will offer cash back or gift cards in addition to these monthly discounts. To offer any such promotion, however,

[BEGIN AT&T & DIRECTV CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV CONFIDENTIAL INFORMATION].

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56. The following example illustrates the disparity in pricing between the

AT&T/DIRECTV synthetic bundle and integrated bundles offered by a single company. The price of a synthetic bundle that includes DIRECTV_s Ultimate package, AT&T voice, and AT&T_s 6 Mbps DSL broadband is approximately $3,761 for the first 24 months of service.14 The price of an integrated U-verse bundle with a comparable AT&T U-verse IPTV package (U300) instead of DIRECTV for video and higher-speed broadband (18 Mbps), is $3,186 for the first 24 months. That is approximately $575 less than the comparable synthetic AT&T/DIRECTV bundle. A Comcast integrated bundle that includes broadband up to 50 Mbps, video, and voice costs $3,383 for 24 months. That is over $375 less than the AT&T/DIRECTV synthetic bundle.

57. Suboptimal Customer Experience. Synthetic bundles also offer a suboptimal customer experience. The following are specific problems that customers of synthetic bundles may experience.

a. Two installation appointments: A customer who purchases a synthetic bundle must set up separate appointments to install AT&T broadband and DIRECTV video. The customer thus must be at home, waiting for the installer to arrive, for two separate four-hour windows, in many cases on separate days. In contrast, a customer who purchases an integrated bundle

14 The prices cited in this paragraph include subscription fees, equipment fees, installation fees, and any cash back or gift card offers.

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can have broadband, video, and voice installed all in one four-hour appointment window.

b. Two bills: Customers who buy AT&T broadband through DIRECTV receive two bills per month: one from AT&T and another from DIRECTV. This contributes to customer confusion as to the total amount of the bill and whether the discount is being appropriately applied.

c. Billing difficulties: The small discount for the synthetic bundle can be applied to a customer’s invoice only after AT&T applies the credit or discount to the customer’s bill. If a customer purchases AT&T broadband through a DIRECTV call center, application of the credit or discount by AT&T can often take weeks or even months. This means that the discount may not be applied to the first few monthly bills, which creates further customer confusion and complaints.

d. Lack of “one-call” resolution: Integrated bundle customers can contact one company to resolve billing and service issues. Synthetic bundle customers must often contact AT&T for questions regarding broadband service issues and communicate separately with DIRECTV for issues related to the video package.

58. AT&T_s data confirm that the deficiencies of the synthetic bundle make it a poor competitive substitute for an integrated bundle offered by one company. First, AT&T sales of DIRECTV video have [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

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[END AT&T HIGHLY CONFIDENTIAL INFORMATION]. Second, AT&T is able to attach DIRECTV video to a broadband sale only in [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION]

[END

AT&T HIGHLY CONFIDENTIAL INFORMATION] for AT&T as a whole.

C. The Parties_ Efforts to Resolve Problems with the Synthetic Bundle

59. AT&T and DIRECTV have made a number of attempts to resolve the shortcomings of the synthetic bundle. None of these efforts has made a material difference in closing the substantial competitive gap between the synthetic bundle and integrated cable bundles in terms of price, customer experience, or broadband speeds. [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T

HIGHLY CONFIDENTIAL INFORMATION].

60. On the other hand, the proposed merger would resolve the shortcomings of the synthetic bundle almost immediately after closing. As one company, AT&T and DIRECTV would offer more competitive integrated bundles with DIRECTV video across AT&T_s entire

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broadband footprint. Millions of customers would benefit from having access to a better bundle at a lower price.

V. CONCLUSION

61. AT&T U-verse business focuses on competing aggressively to sell broadband and multi-product bundles containing broadband. These bundles compete primarily with cable companies and others that offer their own high-speed broadband-based bundles. Because DIRECTV lacks a broadband product and bundles of its own, it is not a competitive focus for AT&T U-verse. While AT&T has attempted to cooperate with DIRECTV to make available synthetic bundles of video and broadband, these efforts have not been effective.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company_s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T_s and DIRECTV_s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (_SEC_). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY

REDACTED—FOR PUBLIC INSPECTION

STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC_s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T_s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV_s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014.

Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

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DECLARATION OF RICK L. MOORE SENIOR VICE PRESIDENT, AT&T INC.

I, Rick L. Moore, hereby declare the following:

1. My name is Rick L. Moore. I am the Senior Vice President of Corporate

Development for AT&T Inc. (_AT&T_). I am responsible for all of AT&T_s strategic initiatives involving mergers, acquisitions, dispositions, and other significant transactions.

2. For over 20 years, I have been involved in the analysis, negotiation, and implementation of numerous transactions on behalf of AT&T and its affiliates. I joined the company in 1976 and held various sales, product marketing, and product management positions before moving to strategic planning and corporate development matters beginning in 1983. I hold a B.S. degree in Economics from Southwest Missouri State University.

3. I have knowledge of the strategic business decisions that led AT&T to pursue the merger with DIRECTV. I also have reviewed the declarations of John T. Stankey, Group President and Chief Strategy Officer of AT&T; Lori Lee, Senior Executive Vice President –Home Solutions for AT&T; Patrick T. Doyle, Chief Financial Officer of DIRECTV; and Paul Guyardo, Chief Revenue and Marketing Officer of DIRECTV, in this proceeding and have relied on them in developing this testimony. In addition, I have consulted with other AT&T executives in developing my testimony.

4. The purpose of this declaration is to summarize AT&T_s analysis of the cost savings and other synergies that will result from combining the two companies and to further explain how those synergies benefit consumers.

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I. INTRODUCTION AND EXECUTIVE SUMMARY

5. This transaction will generate significant synergies that will enhance the combined company_s offerings and improve their appeal to consumers. These synergies include both cost savings and increased revenues from new and better products such as enhanced bundles of services that will be available to more consumers.

6. The most significant cost synergy will come from a reduction in the costs to acquire the video content demanded by consumers resulting from the combined company_s larger subscriber base and ability to offer increased value to programmers. These costs are an issue of longstanding concern to AT&T. They have risen steadily; are the largest single component of the variable cost of AT&T providing video services; and consume 60% of AT&T_s subscriber video revenues.1 As explained below, AT&T has concluded that, even under a conservative set of assumptions, the combined company_s larger subscriber base as a multichannel video programming distributor (_MVPD_), along with its ability as a multiplatform company to offer additional value to content providers, will enable it to reduce its content acquisition costs to [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION]

7. The transaction also will result in additional cost savings and will enhance revenue by improving the consumer appeal of the combined company_s products in several ways, thereby increasing both the value and the subscriber base of those products. Most notably, the combined

1 Declaration of Lori M. Lee, Senior Executive Vice President – Home Solutions for AT&T Inc.

¶ 18 (_Lee Decl._).

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company will be able to create true multi-product offerings valued by consumers by incorporating services currently provided separately by the two companies and leveraging each company_s retail distribution channels to communicate the value of these offerings to consumers. These enhancements also will result in customers continuing to prefer our service for a longer period of time, reducing the rate of customer _churn._

8. The improved cost position resulting from these synergies will enable the combined company to offer consumers better services and bundles than either AT&T or DIRECTV could on its own and will facilitate additional broadband expansion. In particular, the combined company will offer consumers an attractive competitive option to the cable bundle, with new technologies and services and improved quality. Equally significant, as explained in the Declaration of John Stankey, the synergies generated by the transaction will support broadband deployment to millions of households that AT&T could not economically serve without the transaction. Moreover, the combined company will have the scale and expertise to bring new and innovative technologies and services to consumers. The broadband expansion facilitated by the merger and the attractive new bundles available on a national scale also will create a stronger platform for the next generation of video products, including over-the-top (_OTT_) services offered by AT&T and all other providers of OTT video.

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II. THE TRANSACTION WILL RESULT IN SUBSTANTIAL COST SAVINGS AND OTHER SYNERGIES, WHICH WILL BENEFIT CONSUMERS

A. Overall Projected Synergies Are Significant and Near-Term.

9. AT&T conservatively estimates that the cost synergies generated by this transaction will exceed $1.6 billion annually by three years after closing, and will increase going forward. AT&T projects that total aggregate cost synergies will exceed [BEGIN AT&T

HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION]

10. The largest component of these cost synergies will be reductions in per-subscriber content acquisition costs resulting from the ability to offer more and broader value to content owners, including both enhanced scale and additional viewing platforms. AT&T expects product enhancements from this transaction to generate gross revenue synergies of nearly [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] AT&T expects the Earnings Before Interest, Taxes, Depreciation, and Amortization (_EBITDA_) impact from new and improved services to total [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION]

11. To determine the value of the expected synergies from this transaction, AT&T used the same approach it has used in prior transactions by building a pro forma view of how the merged companies would operate, as compared to the operations of AT&T and DIRECTV as

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standalone companies. We used a standard discounted cash flow (_DCF_) methodology of the sort typically employed by AT&T and many other companies to calculate the net present value (_NPV_) of the synergies. We developed synergy projections for an initial period of slightly less than [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] and the synergies were based solely on DIRECTV_s operations in the United States (excluding its international operations).

12. As a customary part of this process, my corporate development team consulted with AT&T and DIRECTV subject matter experts, including experts in video content acquisition, finance, and network planning and engineering, to obtain informed views about key parameters. Our past experience from other transactions also informed our methodology. And we carefully evaluated the current marketplace.

13. Based on these and other inputs, we developed conservative assumptions

(discussed below). Even with these conservative assumptions, AT&T expects that the merger will produce significant, certain, verifiable and transaction-specific synergies.

B. AT&T Conservatively Projects Substantial Content Cost Savings.

14. A broader and more compelling value proposition for content providers, including a larger video subscriber base, will enable AT&T to negotiate lower per-subscriber content acquisition costs. As described in Ms. Lee_s Declaration, video content costs on a per-subscriber basis are largely a function of scale because, all things being equal, a distributor with larger scale

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offers programmers more value.2 Thus, rates based on the number of subscribers [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] programming agreements and throughout the industry. Both AT&T_s negotiating experience and industry-wide data confirm the significance of scale in obtaining lower per-subscriber content costs.

15. I am confident that AT&T_s method of determining the extent of these content cost savings is conservative. It is based on [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION]

2 Lee Decl. ¶ 19.

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[END AT&T HIGHLY CONFIDENTIAL INFORMATION]

16. Based on our analysis and experience and knowledge of AT&T_s agreements with content providers, AT&T expects annual programming cost savings will start [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY

CONFIDENTIAL INFORMATION]

17. To estimate the programming cost savings, [BEGIN AT&T HIGHLY

CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY

CONFIDENTIAL INFORMATION]

3 [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY

CONFIDENTIAL INFORMATION]

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18. Prior to the date we assume the transaction will close, AT&T_s content cost per video subscriber is expected to be [BEGIN AT&T AND DIRECTV HIGHLY

CONFIDENTIAL INFORMATION]

[END AT&T AND DIRECTV HIGHLY CONFIDENTIAL

INFORMATION] [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY

CONFIDENTIAL INFORMATION] this transaction will reduce AT&T_s expected per-

subscriber content costs as a standalone company by at least 20%.

19. Cost savings of the magnitude projected will enhance AT&T_s competitiveness in video service and bundles that contain video. And, as Mr. Stankey explains in his Declaration, lower per-subscriber content acquisition costs will enable the combined company to offer consumers better service and to expand broadband deployment.

C. The Transaction Will Generate Other Cost Savings.

20. The transaction also will result in other cost-saving synergies. We estimate that these additional cost savings will exceed [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] These savings will facilitate the combined company_s transformation into a more efficient and vigorous

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competitor in video and broadband bundles and will lead to improved bundled and standalone services for consumers.

21. Customer Premises Equipment. Our due diligence confirmed that DIRECTV_s state-of-the-art set-top-box (_STB_) technology has helped make its service attractive to consumers.4 AT&T will achieve additional cost savings and improve customer experience by substantially adopting DIRECTV_s STB technology roadmap and adapting that technology to STBs for new U-verse customers.5 By rolling out DIRECTV_s industry-leading Genie DVR and low-cost and energy-efficient STBs to new U-verse customers, the combined company will realize one-time savings of approximately [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL

INFORMATION]

22. The merger will also result in efficiencies through the integration of video and broadband equipment. The combined company will be able to use the more powerful, lower-cost

4 See Declaration of Patrick T. Doyle, Executive Vice President and Chief Financial Officer, DIRECTV ¶ 13.

5 Declaration of John T. Stankey, Group President and Chief Strategy Officer, AT&T Inc. ¶ 20 (_Stankey Decl._).

6 Stankey Decl. ¶ 18.

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Genie STB across all video subscribers. There will be opportunities to integrate video and broadband servers and equipment in ways that will reduce costs (e.g., elimination of duplicative routers), improve remote troubleshooting, and allow for more efficient wireless distribution within the home. The combined company will develop products that will work well with wireless video and OTT, allowing deeper integration and coordination of video with the wireless network to improve the customer experience. As Mr. Stankey explains, in addition to producing cost savings, CPE efficiencies will allow the combined company to offer a uniform, superior customer experience and interface for both U-verse and DBS customers.

23. Video Streaming. AT&T projects that the transaction will enable it to reduce capital spending for infrastructure and services for streaming content. [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] will facilitate and accelerate innovation and development of streaming services, including OTT services. As Mr. Stankey explains in his Declaration, AT&T specifically anticipates that integration of its broadband network and

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DIRECTV_s technology and expertise will yield faster and more extensive innovation in video streaming to mobile devices, as well as televisions and computers.7 24. Installation & Service Costs. AT&T plans to consolidate the two companies_ installation and service operations, thereby reducing costs while also providing customers with better and more seamless installation and repair services. We expect meaningful efficiencies through the consolidation of installation and service operations generally. If, as is expected, the combined company is also able to perform multiple installation services (e.g., DBS service, broadband, voice, etc.) with a single truck roll, the efficiencies will be even greater.

25. Other Cost Savings. AT&T plans to consolidate the two companies_ broadcast centers. AT&T will integrate DIRECTV_s and AT&T_s video infrastructure, utilizing AT&T_s IP distribution network in addition to DIRECTV_s satellite network. We also expect to achieve additional cost savings in our operation of DIRECTV_s and AT&T_s super hub offices (_SHOs_), where video programming is gathered and redistributed to network facilities for delivery to subscribers, and in customer call center operations. AT&T_s and DIRECTV_s information technology (_IT_) systems and operations will be integrated to reduce the combined company_s expenses for IT business support, provisioning, billing, and remittance. AT&T projects that the combined company also will realize cost savings from the consolidation of general administrative and headquarters functions and services.

7 Stankey Decl. ¶¶ 56-63.

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D. The Transaction Will Result In Better Services For More Consumers.

26. AT&T anticipates that enhanced services from the transaction, such as new and better integrated bundles of video and broadband products will produce EBITDA uplift of

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] with increases thereafter to an approximate EBITDA uplift of [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION]

27. Consumers prefer integrated bundles of video and other services and will benefit from the combined company_s enhanced multi-product offerings.8 AT&T expects that the new and better integrated bundles created by the transaction will appeal to consumers generally and DBS customers in particular. As a result, more consumers will buy bundles of DIRECTV satellite video and AT&T_s high-speed Internet access service within the U-verse video footprint (if the consumer does not already have U-verse video) and bundles of U-verse IPDSL service (Internet Protocol Digital Subscriber Line) and DIRECTV satellite video outside of the U-verse video footprint.

28. AT&T also expects that improved customer satisfaction from enhanced integrated bundles will result in lower churn rates by current single-play and synthetic double-play DBS customers who will now be able to receive an integrated bundle from a single company. AT&T

8 Stankey Decl. ¶¶ 26-31; Lee Decl. ¶¶ 12-14.

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anticipates that its in-region broadband offerings will reduce DIRECTV_s expected subscriber losses. This improvement in customer retention is driven by the fact that the combined company will be able to offer the sort of integrated bundles that consumers desire, but that DIRECTV cannot offer today. Similarly, the enhanced bundled offerings of DIRECTV video and AT&T_s wireless broadband services will reduce postpaid services churn that AT&T Mobility is expected to experience as a standalone company.

29. AT&T expects that its retail distribution network and DIRECTV_s extensive retail channels will enable more consumers to learn about their new bundled choices, thus facilitating and improving sales of both DBS video products and AT&T Mobility products. AT&T projects there will be an incremental penetration of the DIRECTV customer base, which would add a significant number of new AT&T Mobility subscribers. AT&T also predicts that the company will add a significant number of DBS subscribers through AT&T Mobility retail channels and other AT&T retail distribution channels.

30. AT&T also plans to improve DIRECTV_s advertising platform to enhance the combined company_s ability to reach consumers with advertising that is tailored and compelling. By combining AT&T_s broadband access with DIRECTV_s satellite platform, the combined company will be better able to customize advertising [BEGIN AT&T HIGHLY

CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] This will enhance the value of DIRECTV_s inventory of advertising time, making it more attractive to advertisers and bringing DIRECTV_s [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

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[END AT&T HIGHLY CONFIDENTIAL

INFORMATION]

31. Our synergy projections also are conservative in that we do not attempt to account for the benefits that would flow from AT&T_s investment in incremental broadband expansion, which the transaction would enable.

III. CONCLUSION

32. In sum, this transaction will generate significant efficiencies and synergies,

enabling the combined entity to extend broadband to millions of Americans, offer improved service bundles and invest in future technologies and platforms. The combined company will be a stronger competitor, better positioned to drive innovation and deliver consumers the programming and entertainment choices they want, when and where they want them. The new company will draw on the respective strengths and knowledge of the management teams and employees at AT&T and DIRECTV to achieve the expected synergies.

*	* * *

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company_s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T_s and DIRECTV_s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (_SEC_). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY

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STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC_s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T_s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV_s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014.

Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

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DECLARATION OF PATRICK T. DOYLE

EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER DIRECTV

I, Patrick T. Doyle, hereby declare the following:

1. My name is Patrick T. Doyle. I am Executive Vice President and Chief Financial Officer of DIRECTV. I have been DIRECTV_s Chief Financial Officer since 2007, and have been with the company for 22 years. I am responsible for all internal and external financial affairs within the Finance organization, including accounting, capital budgeting, capital expenditures, financial planning, treasury, business management, investor relations, audit, and tax. In that capacity, I oversee the strategic evaluation, financial analysis, and negotiation of major potential investment, acquisition, and other opportunities for DIRECTV.

2. I was intimately involved in and participated in key discussions among

DIRECTV_s executive management and its Board of Directors regarding the decision to merge with AT&T Inc. (_AT&T_) and DIRECTV_s assessment of the efficiencies and other strategic and financial benefits of this transaction, as well as the related negotiations with AT&T senior management. In developing my testimony, I also reviewed and relied upon the declarations in this proceeding of Paul Guyardo (_Guyardo Declaration_) of DIRECTV, as well as the declarations of John Stankey, Rick Moore, and Lori Lee of AT&T.

I. OVERVIEW

3. DIRECTV has enjoyed phenomenal growth in its U.S. business in the twenty years since we started service. This is because we have offered more channels, a better picture,

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more advanced equipment, and more responsive customer service than our rivals, especially incumbent cable operators. In my opinion, we continue to offer the best video service available.

4. In recent years, however, DIRECTV_s U.S. subscriber growth has declined dramatically. This is not because the quality of our service stagnated. To the contrary, we have continued to improve our service and work hard to offer our customers a high quality product. But consumers increasingly do not want standalone multichannel video. Instead, they want integrated bundles of video and broadband. And they want the over-the-top (_OTT_) video services (such as Netflix and Amazon Prime) that are only available through broadband.

5. Because DIRECTV has no broadband platform to combine with our video service, we increasingly cannot give consumers what they want. We cannot provide an integrated bundle of services. We cannot serve subscribers interested primarily in OTT offerings. We cannot even fully bring to bear the capabilities of broadband on our own video service, such as by seamlessly integrating video-on-demand (_VOD_) and niche content delivered online, because we depend entirely on third-party broadband providers to provide service to our subscribers_ in-home equipment. And we are particularly vulnerable to increases in content costs because we cannot spread those costs over multiple services. In other words, we are increasingly restricted in our ability to effectively compete against providers with an integrated video/broadband bundle.

6. We have attempted to address these issues, both by offering _synthetic_ bundles and by trying to create or acquire our own broadband service. Neither approach has proven

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successful in the past. Nor does DIRECTV anticipate being able to address those challenges any better in the future given the intrinsic disadvantages of synthetic bundles and the economic infeasibility of developing our own attractive broadband product.

7. This transaction will enable us to give consumers what they increasingly want. It will enable DIRECTV to provide an integrated bundle of video and broadband for the first time. It will enable us to better compete against cable operators who already offer that bundle. And it will even enable us to offer all this to millions who will receive new broadband service as a result of this transaction.

II. DIRECTV’S GROWTH IN THE UNITED STATES HAS STAGNATED RECENTLY

8. DIRECTV is a nationwide multichannel video programming distributor

(_MVPD_) that delivers subscription video services to consumers, primarily from a constellation of geostationary satellites. (We also provide ancillary _TV Everywhere_ video-on-demand and other services to a portion of our subscribers, though as explained below we are handicapped in doing so by our reliance upon non-owned broadband facilities.) DIRECTV has over 20 million subscribers in the United States, which we serve from ten owned and operated satellites, and one leased satellite, using the Ku and Ka frequency bands. Through its subsidiaries and affiliated companies, DIRECTV also provides direct-to-home satellite video services to over 18 million subscribers in Latin America using leased satellites.

9. In addition to providing a platform for distribution of third-party content, DIRECTV also has a limited number of programming interests. DIRECTV owns DIRECTV

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Sports Networks LLC, which indirectly wholly owns two regional sports networks (Root Sports Pittsburgh and Root Sports Rocky Mountain), and has a non-controlling interest in and manages a third (Root Sports Northwest). DIRECTV also holds minority, non-controlling interests in MLB Network, NHL Network, Game Show Network, Tennis Channel, Chiller, and SundanceTV, and also owns or has interests in a handful of programming services in Latin America. In addition, DIRECTV has developed the Audience Network, a channel available to all DIRECTV subscribers that has featured a number of original programs spanning multiple genres and which also serves as a promotional vehicle for DIRECTV.

10. DIRECTV engages [BEGIN DIRECTV HIGHLY CONFIDENTIAL

INFORMATION]

[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION]. 11. Notwithstanding considerable efforts to continue providing a compelling service offering, DIRECTV has not been able to maintain the strong growth it enjoyed in its early years. As shown in Figure 1 below, just three years after launch, DIRECTV had attracted over three million subscribers, the most successful launch of a consumer electronic product in U.S. history up to that point. By 2005, DIRECTV had grown to 15 million subscribers.

4

[Graphic Appears Here]

12. As shown in Figure 2 below, however, growth of DIRECTV_s U.S. subscriber base has declined dramatically since reaching approximately 20 million subscribers in 2011, even though the number of U.S. households has continued to grow. Indeed, in 2013, DIRECTV suffered a net loss of U.S. subscribers in a financial quarter for the first time in the company_s history.

Figure2.DIRECTVUSnetsubscriberadditions(residential+commercial)

Thousands

939

663 662

199

169

2009

2010

2011

2012

2013

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III. DIRECTV HAS INCREASING DIFFICULTY COMPETING AS A PURE-PLAY VIDEO PROVIDER AGAINST INTEGRATED BUNDLES OF SERVICES

13. DIRECTV views its video service as a best-in-class product, offering the most and best channels available. Independent consumer surveys confirm DIRECTV_s own self-assessment. DIRECTV is consistently at or near the top of industry rankings on customer satisfaction. For example, in the latest SatMetrix report on customer satisfaction, DIRECTV was ranked first among all cable/satellite TV service providers.

14. If the only issue were the quality of our video service, I would have expected DIRECTV to continue to achieve strong net subscriber growth. In recent years, however, shifts in the U.S. marketplace have made it more difficult for DIRECTV to offer a competitive and compelling product to consumers. These shifts appear to be increasing in speed and consequence. The fact that DIRECTV_s growth in the U.S. has stagnated demonstrates that in today_s market, a high-quality standalone video product may not be sufficient to compete with providers that offer their own integrated bundles of video and broadband services. In fact, DIRECTV is increasingly constrained as a pure-play MVPD.

15. The primary reason is not hard to see. As Internet usage has grown, the focus of consumer demand has shifted from video service to integrated bundles of video, broadband, and sometimes voice_as well as to OTT video offered over broadband connections. DIRECTV, however, does not own broadband facilities. As discussed below, the resulting inability to offer our own broadband service has two related consequences, both of which create difficulties for

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DIRECTV. First, we cannot offer our own integrated bundle of services to meet customer demand. Second, this inability increasingly constrains development of DIRECTV_s standalone video service as well, as consumers demand more interactive and VOD capabilities, as well as OTT content. The marked increase in demand for broadband service – as well as in consumption of services only available via broadband – puts a video-only provider like DIRECTV at a distinct disadvantage compared to its integrated MVPD competitors.

16. Consumers increasingly demand bundles. According to SNL Kagan, the number of bundled subscribers served by six of the nation_s largest cable operators (Comcast, Time Warner Cable, Charter, Cablevision, Mediacom, and Suddenlink) doubled between the second quarters of 2008 and 2013, such that 78 percent of basic cable subscribers take at least two products (predominantly video and broadband), and 42 percent take three (video, broadband, and telephone).1 I understand from the declaration of Lori Lee that comparable statistics for AT&T are significantly higher.

17. Moreover, the ability to offer broadband in a provider_s bundle has taken on increased significance as consumers have reprioritized their service needs. J.D. Power_s 2013 Digital Lifestyle Study found that _[n]early two-thirds (61%) of consumers consider Internet service as the foundation of their future digital lifestyle bundle. It is the most-frequently chosen

1 See Tony Lenoir, Cable_s triple-play penetration of basic video subs doubled in the last 5 years, SNL KAGAN (Sept. 12, 2013).

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service in consumers_ present and future digital lifestyle bundles _2 By comparison, only 40 percent of consumers select video service as part of their ideal future bundle, _making it the third-most frequently chosen option, following both Internet and voice service._3 A recent Pew Research study similarly found that in 2014, more adults would find the Internet very hard to give up than would find television to be so (46 percent vs. 35 percent).4 By comparison, those figures were essentially inverted in 2006 (27 percent for Internet vs. 44 percent for television).5 Other surveys corroborate this data. Without the ability to offer its own integrated bundles, DIRECTV cannot meet this consumer demand.

18. DIRECTV_s inability to offer a broadband connection also makes it particularly vulnerable to the growth of OTT services. As described in more detail in the Guyardo Declaration, OTT services such as Netflix and Hulu have grown spectacularly in recent years. Without a broadband connection, DIRECTV cannot serve the increasing number of consumers interested in either enhancing or replacing traditional pay-TV with streaming video. 6 When a

2 Press Release, J.D. Power & Associates, 2013 Digital Lifestyle Study (Aug. 21, 2013), http://www.jdpower.com/content/press-release/qEdZ9q3/2013-digital-lifestyle-study.htm.

3 Id.

4 See PEW RESEARCH CENTER, THE WEB AT 25 IN THE U.S., at 20-21 (Feb. 2014), available at

http://www.pewinternet.org/files/2014/02/PIP_25th-anniversary-of-the-Web_0227141.pdf.

5 Id. at 20-21, 28.

6 For example, a survey conducted by Centris Marketing Science in the third quarter of 2013 found that 8 percent of U.S. households reported having eliminated their pay-TV subscriptions, double the percentage from the survey conducted in the first quarter of the same year;

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customer decides to watch video exclusively through Netflix or Amazon, that customer is lost entirely to DIRECTV, but would not be lost to a competitor that provides its own broadband services.

19. The rise in non-linear viewing – outside of the scheduled broadcast, such as VOD and DVR content – has only increased the importance of offering a two-way connection using broadband. DIRECTV_s inability to provide its own broadband product hampers its ability to integrate traditional linear video with on-demand and OTT services in ways that create the richer, more flexible, and increasingly ubiquitous video experience demanded by consumers. Cable companies, which offer broadband bundles that organically provide a two-way connection, have capitalized on this advantage by offering innovative features and services such as remote digital video recorders and VOD programming stored in the _cloud._ DIRECTV_s satellite technology does not have the capability to provide this two-way connection to enable non-linear video.

20. In an effort to ameliorate this disadvantage, DIRECTV has invested in connected set-top boxes, which allow our subscribers to access services over the Internet. This, however, has proven to be an imperfect solution for subscribers, in large measure because they must separately arrange for and maintain their own broadband service. First, since we do not provide meanwhile, data from NPD Group indicates that the percentage of U.S. households subscribing to premium TV channels dropped from 38 percent in March 2012 to 32 percent in August 2013.

See Pay TV Trends: Cord-Cutting and Cord-Shaving on the Rise, MARKETINGCHARTS.COM

(Jan. 21, 2014), http://www.marketingcharts.com/wp/television/pay-tv-trends-cord-cutting-and-cord-shaving-on-the-rise-39291/.

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the broadband connection, we find it very difficult to get the DIRECTV set-top boxes of our subscribers connected to other providers_ Internet service. For example, when a subscriber moves into a new home, our installer often arrives before the broadband installer. In such case, the subscriber is left to connect her set-top box to the Internet on her own, and many fail to do so. Indeed, our data suggests that [BEGIN DIRECTV HIGHLY CONFIDENTIAL

INFORMATION]

[END DIRECTV HIGHLY

CONFIDENTIAL INFORMATION].

21. DIRECTV has also attempted to overcome this limitation by _pushing_ VOD and other non-linear content directly to the set-top box. This approach has its own limitations, however. The set-top box has limited storage space, so DIRECTV can download only a selection of the most popular content. Today, DIRECTV_s most advanced boxes permit the customer to record roughly [BEGIN DIRECTV HIGHLY CONFIDENTIAL

INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL

INFORMATION] while DIRECTV _manages_ [BEGIN DIRECTV HIGHLY

CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION]. Broadband-enabled cable operators, with essentially unlimited cloud storage capacity, face no such difficulty.

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22. DIRECTV_s inability to offer an integrated bundle of services also makes it particularly vulnerable to rapidly increasing content costs and longstanding packaging restrictions imposed by programmers. While rising content costs are a challenge for all MVPDs, DIRECTV_s bundled competitors are better positioned to handle the effects of such price increases because they earn revenue from multiple services. DIRECTV, however, must absorb those price increases into its video business only, either raising prices or curtailing investment. This, in turn, reduces demand for DIRECTV_s standalone video service.

23. Moreover, price increases and packaging restrictions make it increasingly difficult for DIRECTV to offer a video service that appeals to price-sensitive consumers who are increasingly choosing to forgo any MVPD service and instead opt for OTT services delivered via broadband, over-the-air reception, or both. DIRECTV offers an entry-level package (Select) positioned to appeal to such customers. [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION].

24. The Guyardo Declaration also describes the relationships DIRECTV has formed with broadband providers to offer _synthetic_ bundles that combine DIRECTV video and a third-party broadband through joint marketing arrangements. As Mr. Guyardo explains, these offerings are also far from optimal. Synthetic bundles incorporating DSL broadband cannot match the speeds available from cable_s integrated bundles. Moreover, DIRECTV_s synthetic

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bundles cannot offer the same streamlined installation, billing, and customer service experiences as cable_s organic bundles can.

25. As a practical matter, synthetic bundles have not been sufficient to enable DIRECTV to provide the truly competitive bundle of video and broadband services that consumers increasingly demand with the customer service experience they deserve. The lack of such an integrated offering has slowed DIRECTV_s growth over the last several years, and this trend is likely to continue or accelerate in the future as customers increasingly demand broadband and seek to purchase those connections on an integrated basis with video and other services.

26. DIRECTV has periodically reviewed the possibility of building or acquiring its own broadband network. In each case, however, we concluded that the capital and other costs involved could not be justified by any reasonably expected return.

I. THIS TRANSACTION WILL ENABLE DIRECTV TO BETTER SERVE CONSUMERS

27. DIRECTV has concluded that the transaction with AT&T represents its best path for addressing the marketplace changes discussed above. By combining highly complementary assets and capabilities, the transaction will create a new, more capable entity that is better able to meet consumers_ demands for bundles that combine the services they want at an attractive price and in a convenient package. For the first time, consumers will have access to a truly integrated bundle that combines AT&T_s extensive wireless and wireline broadband networks with DIRECTV_s premier video service. (As described in the Guyardo Declaration, this has not been

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feasible through contract.) By contrast, continuing to operate as a pure-play video provider would prevent DIRECTV from offering the full suite of services consumers increasingly demand at prices they can afford.

28. The newly integrated DIRECTV/AT&T bundle will be an additional option for those who live in areas where U-verse video is available. AT&T has also committed that it will expand and enhance its broadband deployments to 15 million customer locations within AT&T_s wireline footprint and throughout the country, primarily in rural areas. This will allow DIRECTV to offer even more people the integrated bundle of services they desire.

29. I understand that much of this broadband expansion will be accomplished through the introduction of fixed-wireless local loop service in rural areas where consumers tend to have few (if any) broadband alternatives, and where the options they do have are often of lesser quality. DIRECTV can contribute directly to this effort, since the installation of a roof-top antenna for receiving terrestrial wireless service can be accomplished at the same time that a DIRECTV receive antenna is installed. Such coordinated efforts will improve both the economic attractiveness of this deployment and the efficiency of its implementation.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company_s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T_s and DIRECTV_s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (_SEC_). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY

REDACTED—FOR PUBLIC INSPECTION

STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC_s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T_s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV_s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014.

Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

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DECLARATION OF PAUL GUYARDO EXECUTIVE VICE PRESIDENT AND

CHIEF REVENUE AND MARKETING OFFICER DIRECTV

I, Paul Guyardo, hereby declare the following:

1. My name is Paul Guyardo. I am Executive Vice President and Chief Revenue and Marketing Officer for DIRECTV_s operations in the United States. I have held this position for over two years, and have been with DIRECTV U.S. for almost nine years. I am responsible for all sales and distribution channels, in-bound and outbound sales centers, all marketing, branding/advertising, public relations, pricing and packaging, Premium Channels, Sports and Pay-Per-View businesses, revenue strategy and planning, customer retention, directv.com (acquisition, self-care, streaming entertainment and social), ad sales, consumer research, business analytics and creative services, for DIRECTV_s operations in the U.S. In that capacity, I have negotiated and overseen the company_s relationships with the broadband providers with which we have commercial relationships, including CenturyLink, AT&T, and Verizon, among others.

2. I participated in the due diligence reviews related to the pending transaction with AT&T, Inc. (_AT&T_) and am familiar with DIRECTV_s assessment of efficiencies and other strategic and operational benefits of the transaction. In developing my testimony, I also reviewed and relied upon the declarations in this proceeding of Patrick T. Doyle (_Doyle Declaration_) of DIRECTV, as well as the declarations of John T. Stankey, Rick L. Moore, and Lori M. Lee of AT&T.

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I. BACKGROUND/OVERVIEW

3. DIRECTV has historically gained most of its customers from cable operators,

which are the incumbent providers of video. They almost always have the most video subscribers (throughout the United States), so they have been the richest source of potential DIRECTV subscribers over the years. In large measure, our past success has been based on our ability to convince cable subscribers to switch to DIRECTV.

4. Of course, DISH Network has historically had special significance for DIRECTV as well. It is the only other nationwide Direct Broadcast Satellite (_DBS_) video service, now with more than 14 million subscribers, and its offerings most closely resemble the standalone satellite video service DIRECTV provides_including with respect to the satellite dishes we both must install on or near a customer_s premises, as well as the similar challenges presented by a one-way broadcast architecture that requires clear sightlines to satellites to deliver the service. Thus, DIRECTV routinely competes against DISH for the same video customers. In addition, DISH is generally our strongest competitor in rural areas and other areas not served by cable systems, or areas served only by lower-capacity cable systems that do not offer a large number of channels. Looking forward, DISH and DIRECTV will remain close competitors that face the challenge of being DBS providers competing for customers who increasingly want to purchase bundled video and high-speed broadband services, a topic to which I now turn.

5. The nature of competition and many other aspects of the video marketplace have changed dramatically since I joined DIRECTV in 2005. Cable operators increasingly compete through bundled video and broadband offerings that are different from DIRECTV_s standalone

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video offerings. Telco providers such as AT&T and Verizon have introduced fiber-based competition that focuses on such bundled offerings as well. Moreover, overbuilders like Google Fiber and Wide Open West (_WOW!_) now offer bundled service to an increasing number of consumers.

6. An additional competitive force that is rapidly growing in significance is over-the-top (_OTT_) video, which makes video content available to anyone with a broadband connection. The availability of OTT is increasing the demand for broadband and underscores our inability to provide high-speed broadband services through our own facilities.

7. As described below, our efforts to compete against integrated bundle providers with a _synthetic_ bundle of DIRECTV video and a third-party broadband offering have been largely unsuccessful due to the inherent challenges of bundling the products of two different companies. As a result, DIRECTV synthetic bundles lack the speed, price discounts and high-quality customer service available through an integrated bundle.

8. Our inability to offer integrated bundles has been a very significant factor for DIRECTV in agreeing to this transaction. Combining DIRECTV with AT&T will help us address our competitive disadvantages. By bringing DIRECTV video and AT&T broadband assets under common control, the transaction will create a company that can offer a truly integrated bundle of video, broadband, and voice services.

9. This and other synergies will enable the combined company to deliver enormous public and competitive benefits. For millions of consumers in AT&T territories where U-verse video is not available, this will be a new, integrated bundle option, while in U-verse territories it

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will be an additional integrated bundle alternative. Moreover, because AT&T has committed to use efficiencies captured in the transaction to upgrade and extend its broadband service, the transaction will enable us to provide a high-speed, competitive bundled service to millions of additional consumers that cannot be adequately served today.

II. THE GROWING COMPETITIVE SIGNIFICANCE OF BROADBAND BUNDLES AND OVER-THE-TOP VIDEO SERVICES

10. The large majority of DIRECTV consumers now demand broadband service, and this trend is increasing. On its own, however, DIRECTV cannot meet this demand; it is only able to offer a broadband/video bundle through contractual arrangements with broadband service providers (or _synthetic bundles_). As I will discuss below, there are various problems with these contractual arrangements that reduce the attractiveness to consumers of combining DIRECTV video with a third-party broadband service.

11. Because DIRECTV does not offer its own integrated bundle of services and has been unable to construct a sufficient substitute by contract, it is having increasing difficulty maintaining a strong competitive position against bundle providers. In the first quarter of 2014, approximately [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] of the subscribers leaving DIRECTV reported that they will purchase a bundle of video and broadband services from their new provider, a marked increase from the level of approximately [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] who reported the same just three years earlier.

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12. Facilities-based competitors that can offer bundles are not the only challenge we face. OTT video distributors, offering on-demand and streaming video products over the Internet, have grown significantly in recent years, and are driving even greater demand for broadband. Netflix now has 36 million U.S. subscribers_over 60 percent more than Comcast, the nation_s largest MVPD, and six million more customers than the combined Comcast/Time Warner Cable will have if that transaction is completed. Hulu has surpassed 6 million subscribers_more video subscribers than either AT&T or Verizon. SNL Kagan estimates that 45.2 million U.S. households subscribed to online video services as of 2013, more than double the 19.8 million that did so in 2010.1 As the Commission has noted, the number of hours Americans spend watching video over the Internet has grown 70 percent since June 2010.2 Surveys of TV households show that the percentage of TV watching time that is spent on viewing of video streamed over the Internet to computers, television sets, and handheld devices grew from [BEGIN DIRECTV CONFIDENTIAL INFORMATION] [END DIRECTV CONFIDENTIAL INFORMATION] in 2011 to [BEGIN DIRECTV

1 See SNL KAGAN, INTERNET VIDEO-ON-DEMAND REVENUE PROJECTIONS, 2009-2022 (Nov.

2012).

2 See FCC, Fact Sheet: Internet Growth & Investment (Feb. 19, 2014), http://transition.fcc.gov/Daily_Releases/Daily_Business/2014/db0219/DOC-325653A1.pdf.

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CONFIDENTIAL INFORMATION] [END DIRECTV CONFIDENTIAL

INFORMATION] in 2013.3

13. The rise in demand for OTT services is increasing consumer interest in broadband and bundled services, and it is also creating another alternative to standalone satellite video service. OTT today is already both a complement to and substitute for traditional multichannel video programming distributor (_MVPD_) service, and there is early evidence that online video is fast becoming a viable option for many consumers. In 2013, 18 percent of U.S. households with a Netflix and Hulu account did not have MVPD-provided video services, compared to 6.5 percent overall.4 Tellingly, new terms have entered the lexicon to capture a new range of possibilities, such as _cord cutters_ (i.e., those who drop MVPD service entirely for OTT service), _cord shavers_ (i.e., those who reduce their MVPD service and supplement with OTT service), and _cord nevers_ (i.e., those who rely exclusively on OTT or over-the-air broadcast for television and have never subscribed to an MVPD). Additional information and analysis of the growth and significance of OTT is found in the Declaration of Lori Lee.5

3 See HOROWITZ ASSOCIATES, INC., AN IN-DEPTH LOOK AT ALTERNATIVE PLATFORM CAPABILITY & USAGE (Nov. 2013).

4 EXPERIAN MARKETING SERVICES, CROSS-DEVICE VIDEO ANALYSIS 6 (2013), available at http://www.experian.com/assets/marketing-services/brochures/cross-device-video-analysis- 2014.pdf.

5 Declaration of Lori M. Lee, Senior Executive Vice President – Home Solutions, AT&T, Inc. ¶¶ 42-45 (June 10, 2014).

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14. The increasing demand for OTT is a significant competitive issue for DIRECTV. In fact, DIRECTV estimates that it risks [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] because it does not offer broadband connections either alone or as part of integrated bundles that provide customers with the seamless access to the interactive OTT video that they demand.

15. Accordingly, we have taken several initial steps in an effort to [BEGIN

DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END DIRECTV HIGHLY

CONFIDENTIAL INFORMATION]. While we believe that these sorts of initiatives show promise, they are untested and lack scale, and therefore may not be sufficient to meet the challenge that OTT presents. We hope through this transaction to be able to combine our efforts

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with those of AT&T, and that the combination will in turn result in a more comprehensive OTT response.

16. Because of the strong consumer interest in OTT, broadband, and bundled services, we are increasingly unable to meet consumer demand and struggle in particular in areas where more than one strong bundled service provider is present. Accordingly, we have [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION]. For example, we have [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END DIRECTV HIGHLY CONFIDENTIAL

INFORMATION].

17. The Doyle Declaration describes in more detail DIRECTV_s lack of a broadband platform, its inability to fund such a platform, and the competitive disadvantage this creates for DIRECTV. In the balance of this Declaration, I will discuss several consequences flowing from the fact that we do not have our own broadband service, and how we have attempted to compensate for our lack of a broadband platform.

III. DIRECTV’S ATTEMPT TO COMPETE USING SYNTHETIC BUNDLES HAS BEEN LARGELY UNSUCCESSFUL

18. As noted above, DIRECTV has attempted to address the competitive disadvantages of not offering its own broadband platform through the creation of synthetic

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bundles, in which video and broadband services are provided by separate companies but offered together to consumers.

19. DIRECTV has formed commercial relationships with a range of providers (including CenturyLink, AT&T, and Verizon, among others) accounting for approximately 90 percent of the DSL lines in the United States. Where these providers offer fiber-based broadband products, we also offer synthetic bundles with those capabilities. In addition, we have commercial arrangements with providers (including Exede and HughesNet) that provide broadband services via satellite. Under all of these arrangements, DIRECTV can offer to a customer the services of the broadband provider to create a synthetic bundle. DIRECTV receives a commission for each broadband and voice sale it initiates.

20. Unfortunately, for many reasons, this strategy has proven largely unsuccessful in creating a competitively attractive video and broadband bundle. In 2013, only [BEGIN

DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] of new DIRECTV video subscribers also activated broadband purchased in a synthetic bundle sold by DIRECTV. Other competitors are far more successful because their bundled services are integrated; for example, we understand that approximately 97 percent of U-verse video customers also receive another AT&T service and approximately [BEGIN DIRECTV CONFIDENTIAL INFORMATION]

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[END DIRECTV CONFIDENTIAL INFORMATION] of cable video subscribers receive a bundle from their provider.6 21. Consumers view DIRECTV_s synthetic bundles as less desirable than the integrated bundled offerings of other providers for three primary reasons. First, we generally cannot match the broadband speeds offered by cable_s integrated bundles. Second, we routinely cannot match the price discounts offered by our integrated bundle competitors. And third, the customer experience in a synthetic bundle suffers in several ways due to the fact that the consumer must deal with two providers rather than just one. Thus, while our commercial arrangements have enabled us to offer a bundling option, in the eyes of many consumers it has proven to be an inadequate substitute for the integrated video and broadband bundles offered by other providers.

A. DIRECTV Cannot Match the Broadband Speeds Offered by Fully Integrated Bundle Providers

22. DIRECTV_s synthetic bundles generally do not match the broadband speeds of the integrated bundles provided by our rivals. The Commission found that the average subscribed speed of a broadband connection as of September 2012 was 15.6 Mbps, and growing

6 MORGAN STANLEY, CABLE/SATELLITE, FIRST ANNUAL BROADBAND SURVEY FULL OF SURPRISES

59 (Sept. 30, 2013) (survey finding that [BEGIN DIRECTV CONFIDENTIAL

INFORMATION] [END DIRECTV CONFIDENTIAL INFORMATION] of

cable subscribers take a bundle).

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rapidly.7 According to a more recent report by Akamai, in the fourth quarter of 2013, the average peak connection speed for locations in the United States was 43.7 Mbps – a 32 percent increase over the prior year.8 Such speeds are significantly faster than those typically provided by DIRECTV in its synthetic bundles.

23. Approximately [BEGIN DIRECTV HIGHLY CONFIDENTIAL

INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL

INFORMATION] of our telco bundles involve a DSL broadband component. Legacy DSL services vary in speed from 768 kbps up to 6 Mbps. More recently, some DSL providers (including AT&T) have upgraded to IPDSL technology to boost top speeds up to approximately

18 Mbps in parts of their service areas. Nonetheless, DIRECTV_s bundled sales of all types of DSL broadband average [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION].

Although DSL is a useful service, it is significantly slower than the 15-25 Mbps broadband level typically provided in the most popular bundles offered by cable operators, much less the faster speeds (from 100 Mbps up to 1 Gbps) they make available to subscribers in a growing number of

7 FCC_S OFFICE OF ENGINEERING AND TECHNOLOGY AND CONSUMER AND GOVERNMENTAL AFFAIRS BUREAU, 2013 MEASURING BROADBAND AMERICA 6 (Feb. 2013), available at

http://transition.fcc.gov/cgb/measuringbroadbandreport/2013/Measuring-Broadband-America-feb-2013.pdf.

8 AKAMAI_S STATE OF THE INTERNET, Q42013 REPORT 19, available at

http://www.akamai.com/dl/akamai/akamai-soti-q413.pdf).

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areas. Importantly, as the Commission has recognized, any DSL service that provides a speed of less than 4 Mbps is insufficient to allow the delivery of high-demand applications (such as streaming high-quality video, videoconferencing, or online gaming) over the broadband connection to a single user with a single device, with each additional user/device increasing that minimum level commensurately. In addition, we believe that, in order to ensure a satisfactory experience with DIRECTV_s VOD service, a customer must subscribe to a broadband tier with a speed of 6 Mbps or greater.

24. Some of our telco bundles involve a fiber-based broadband product. While these typically are more competitive with (and in some markets exceed) cable broadband speeds, they still suffer from the pricing and customer service issues discussed below.

25. We have also offered our video subscribers a bundle with satellite broadband service, especially where we have no arrangement with a terrestrial broadband provider. In 2006, DIRECTV entered into a wholesale relationship with WildBlue, a satellite broadband provider with service across the entire United States. As a result of this relationship, DIRECTV had a fully-operating white-label broadband bundle to offer customers. However, customer churn was exceptionally high, consistently averaging [BEGIN DIRECTV HIGHLY

CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION]. This was primarily due to WildBlue_s technological limitations, and in particular its maximum download speed of only 1.5 Mbps. We stopped selling WildBlue under the wholesale agreement in 2012, but still have [BEGIN DIRECTV

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HIGHLY CONFIDENTIAL INFORMATION] [END

DIRECTV HIGHLY CONFIDENTIAL INFORMATION] remaining on the platform.

26. In 2012, we entered into more conventional reseller arrangements with two other satellite broadband services, Exede and HughesNet. Each of these providers advertises top broadband speeds of more than 10 Mbps, which is a great improvement over both the older WildBlue service and certain legacy DSL services. However, it is still slower than the speeds typically offered by cable and other integrated bundle providers. Moreover, due to the latency inherent in transmitting to a satellite in orbit, this service is not suitable for high-speed gaming or use with a virtual private network (which can reduce speed by as much as 50 to 75 percent). In addition, satellite broadband services typically come with much more restrictive data caps which limit their utility, including their ability to support interactive services DIRECTV supplies via the Internet to connected set-top boxes in its subscribers_ homes.

B. DIRECTV_s Synthetic Bundled Offerings Are Routinely More Expensive than the Integrated Bundled Offerings of Its Competitors

27. DIRECTV also struggles to offer competitively priced synthetic bundles. The difficulty arises from the fact that two companies are involved in the sale and service rather than one. In any synthetic bundle, each company will seek its own margin on its contribution to the bundled service, making it harder to price the bundle attractively.

28. Although certain aspects of its commercial arrangements vary somewhat across broadband providers, the basics remain the same with respect to all of them. DIRECTV resells third-party broadband at the retail price that the third-party provider offers when selling its

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standalone broadband service directly to consumers. DIRECTV then applies a _bundle discount_ in an effort to make the bundle more attractive to subscribers. DIRECTV funds this discount with the commission it receives on sales from broadband providers. As a result, DIRECTV makes [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] on the broadband portion of the synthetic bundles it sells. With respect to its arrangement with AT&T, for example, DIRECTV offers a discount of $10.00 per month for the first twelve months of the bundled service. Thus, a customer who purchases a synthetic bundle through DIRECTV pays the full standalone price for the broadband component, less a relatively small discount. On occasion the parties have agreed to offer consumers a gift card or cash-back, but these offers are rare, and most customers receive only a small discount when purchasing the synthetic bundle.

29. In addition, a synthetic bundle customer is likely to incur additional fees that fully integrated providers typically waive for their own bundled customers. Our relationship with AT&T illustrates the problem: [BEGIN AT&T AND DIRECTV HIGHLY

CONFIDENTIAL INFORMATION]

[END AT&T AND DIRECTV HIGHLY CONFIDENTIAL INFORMATION]. Additionally, AT&T prices the broadband and voice components substantially lower when paired with U-verse video versus paired with DIRECTV. For example, the current introductory

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price for 6 Mbps broadband when paired with U-verse video is $14.95 versus $34.95 when paired with DIRECTV. Thus, when viewed in total, the cost to consumers of signing up for an integrated AT&T bundle is substantially less than the cost of signing up with DIRECTV for a synthetic bundle.

30. Satellite broadband pricing is even less competitive with terrestrial bundled options. Exede offers download speeds of up to 12 Mbps in certain regions of the country, but with a maximum anytime monthly data allowance of 25 gigabytes – for a price of $129.99 per month. Similarly, HughesNet offers download speeds of up to 15 Mbps in certain regions of the country, but with a maximum anytime monthly data allowance of 20 gigabytes – for a price of $129.99 per month. Both operators also charge subscribers an equipment lease fee of $9.99 per month. By comparison, Comcast offers download speeds of up to 25 Mbps for as little as $39.99 per month, with no pre-set monthly data cap (though it is experimenting with data usage plans in certain areas that begin at 300 gigabytes).

C. It Is Very Difficult to Provide High-Quality Customer Service in the Context of a Synthetic Bundle

31. Challenges in providing a high-quality consumer experience begin right from the time a consumer purchases DIRECTV video services and asks whether she can also purchase a bundled broadband service. Pricing varies by broadband provider, so setting upfront expectations is difficult. In many cases, the consumer must undergo multiple credit checks in order for the provider to identify the bundle offer for which the consumer qualifies, with each provider applying its own eligibility requirements. Moreover, DIRECTV sales representatives

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cannot offer a one-call solution. Rather, they must first complete the video sale and then transfer the customer to another representative for a price quote on the broadband component. Under the first generation of commercial arrangements, DIRECTV sales representatives had to transfer customers seeking a bundled product to a third-party aggregator, at which point we would have no way of knowing whether the customer actually purchased the broadband product for up to several months. As of January 2012, we have streamlined this process with our broadband providers by achieving greater systems integration. But even under this new process, a customer interested in a bundle must be transferred internally to the DIRECTV _Bundles Desk_ to speak with a DIRECTV bundles sales specialist for a bundle price quote and installation scheduling after the video portion of the sale has been completed.

32. Challenges continue with the installation process. DIRECTV is often ready to install a new subscriber_s video service before the broadband provider is ready to install the corresponding broadband service. As a result, customers must arrange separate installations, which need to be scheduled as separate service calls, and be at home waiting for a technician during two separate installation windows. Only [BEGIN DIRECTV HIGHLY

CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY

CONFIDENTIAL INFORMATION] of new customers who purchase a synthetic bundle from DIRECTV get their video and broadband (and/or telephone) service installed on the same day. Moreover, where the broadband connection has not yet been made, DIRECTV installers cannot connect and set up DIRECTV_s Internet-enabled set-top boxes. Those tasks would then fall to either the consumer or the broadband provider_s installation technicians, who may be unfamiliar

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with the process or unaware that the connection needs to be made. As noted in the Doyle Declaration, Internet-enabled set-top boxes are an important part of DIRECTV_s efforts to compete with integrated bundles, because they provide the bi-directional capabilities necessary for many incremental non-linear offerings from DIRECTV.9 33. Billing is also an issue with synthetic bundles. Unlike integrated bundle providers, subscribers sold a synthetic bundle by DIRECTV do not receive a single bill for the combined services. Rather, they receive a bill from each provider, often on different billing cycles. Bundle discount credits can only be applied once the broadband provider confirms that the broadband service has been activated, and thus can take [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] to appear on the customer_s monthly bill. This can cause customer confusion and make it difficult for subscribers to confirm they are getting the proper bundling discount. At a minimum, it is much less convenient than the unified presentation of a fully integrated set of bundled services available from other providers.

34. Once service has been initiated, providing ongoing customer support to a subscriber with a synthetic bundle also presents challenges. DIRECTV customer service representatives must refer subscribers to the broadband provider to resolve any operational or billing issues regarding their broadband service. This introduces the potential for

9 Declaration of Patrick T. Doyle, Executive Vice President and Chief Financial Officer DIRECTV ¶¶ 19-20 (June 10, 2014).

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miscommunication between DIRECTV and such providers, which can result in customers being transferred back and forth between DIRECTV and the broadband provider on support calls.

35. These issues often result in an unsatisfactory customer experience. In order to track our ability to serve DIRECTV customers across many aspects of our business, we use a metric called the Net Promoter Score (_NPS_). This is a customer experience measurement tool used by many companies in many different industries. It is based on surveys to determine how likely a customer is to recommend DIRECTV service to friends and family, on a scale of 1 to 10. Those who respond with a rating of 1-6 are categorized as _detractors,_ while those who respond with a rating of 9-10 are categorized as _promoters._ The NPS score is determined by subtracting the percentage of detractors from the percentage of promoters.10 This tool confirms the customer service shortfall of our synthetic bundle offerings. For example, in the fourth quarter of 2013, the NPS score used to measure customer satisfaction immediately after the inbound call of a new customer for bundle-related contacts was [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION], compared to a score of [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] for calls from customers who purchased video only. This score reflects the difficulties discussed above with respect to installation and billing coordination between the two providers.

10 Thus, for example, an NPS score of +10 means that the percentage of promoters is ten points higher than the percentage of detractors (e.g., 42% vs. 32%), while a score of -10 would indicate just the opposite.

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36. These many challenges presented in coordinating the activities of two service providers significantly detract from the appeal of DIRECTV_s synthetic bundle. DIRECTV and AT&T have worked together in an effort to address such challenges. As mentioned above, we have [BEGIN AT&T AND DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T AND DIRECTV HIGHLY CONFIDENTIAL INFORMATION]. We have also recently begun offering installment billing options to new customers, as well as gift cards on a limited basis for sales of U-verse broadband (but not DSL) in certain situations.

37. AT&T and DIRECTV have also discussed ways to supplement their existing relationship by [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION]. However, despite years of negotiations, the parties have not been able to articulate an approach acceptable to both sides, and as a result, we have never entered into any such agreement, even on a limited, trial basis. Even if the parties had agreed to and attempted to [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

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[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION].

38. Thus, despite our efforts to address the challenges inherent in a synthetic bundle, DIRECTV agents still cannot activate the broadband component of the bundle, and customers that buy a bundle through DIRECTV continue to receive two separate bills and must still interact with two different sets of installation technicians and customer service agents. While offering a synthetic bundle enables us to at least provide an option to subscribers who want to purchase broadband along with the DIRECTV video product, we have been unable to match the customer service, price and speed advantages of an integrated bundle from a single provider.

I. DIRECTV ROUTINELY IMPLEMENTS A NATIONAL PACKAGE PRICING STRATEGY

39. As a general rule DIRECTV has priced its programming packages on a national basis. In some areas, DIRECTV will assess surcharges to address very specific regional and local variations in programming costs. Thus, DIRECTV imposes a surcharge to cover a portion of the particularly high cost of RSN programming in certain areas (e.g., in New York, where there are four RSNs). In areas where DIRECTV_s service lacks local channels, it lowers the price to reflect that decreased service level and charges subscribers $3.00 less than the national package price.

40. In the past, DIRECTV has used regionalized promotions for its video service, but these do not represent our current approach to promotional pricing, which reflects the fact we offer a nationwide service that is advertised nationally.

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V. DIRECTV HAS [BEGIN DIRECTV HIGHLY CONFIDENTIAL

INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] IN AREAS WHERE MORE THAN ONE COMPETITOR OFFERS AN INTEGRATED BUNDLE

41. As described above and in the Doyle Declaration, DIRECTV struggles to offer a service that competes with integrated bundled offerings. In geographic areas where DIRECTV competes against both a cable operator and a telco offering video and high-speed broadband access, the DIRECTV subscriber base [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] from the end of 2011 to the end of 2013. Accordingly, we have [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION].

42. We have implemented this strategy, for example, with respect to our acquisition marketing policies. DIRECTV engages in two principal forms of marketing: television and print. DIRECTV has traditionally conducted its television advertising on a national basis, as this is the most cost-effective way for a national service to reach a mass, nationwide audience. We have found that the expense of acquiring advertising time on local broadcast stations cannot be justified by the negligible return in additional subscribers beyond those already influenced more efficiently by our national television advertisements.

43. DIRECTV has focused most of its television advertising against cable service,

and, because we cannot efficiently offer a competitive broadband solution, more specifically

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against cable video service. In particular, we focus on what we perceive as cable_s longstanding reputation for poor quality, support, and customer service of its video offering. For years, our most visible line of television commercials has urged people to _get rid of cable_ lest various fates befall them. Cable service is available (and thus familiar to consumers) throughout virtually all of the country, which allows us to target cable at a national level and thereby maximize the effectiveness of our advertising dollars. Similarly, we have run national advertising campaigns that focus on the service provided nationwide by DISH, alongside cable competitors.

44. We do not do comparative advertising on television against bundles of cable services, such as the video/broadband _double play_ or the video/broadband/voice _triple play._ Nor do we run television campaigns at all against regional providers such as U-verse, FiOS, or Google Fiber.

45. We have employed a somewhat different strategy with respect to marketing conducted with printed media, such as weekly circulars and direct mail. This type of advertising is inherently more localized, and as a result we can track the efficiency and effectiveness of our efforts across different areas. Our analysis led us to the conclusion that [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION]. Based on this conclusion, we have [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

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[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION].

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company_s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T_s and DIRECTV_s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (_SEC_). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY

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STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC_s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T_s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV_s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014.

Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

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AN ECONOMIC ASSESSMENT OF AT&T_S PROPOSED ACQUISITION OF DIRECTV

Declaration of Michael L. Katz

June 11, 2014

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CONTENTS

I. INTRODUCTION AND OVERVIEW 2

II. THE PARTIES AND THEIR SERVICES 14

A. FIXED-LINE VOICE SERVICE 16

B. FIXED-LINE INTERNET ACCESS 17

C. TRADITIONAL MVPD SERVICES 22

D. MOBILE WIRELESS SERVICES 24

E. BUNDLES 25

III. THE CHANGING VIDEO MARKETPLACE 33

A. FOUR TRENDS IN THE VIDEO MARKETPLACE 34

1. Internet-access networks have improved capacity to operate as video platforms and are increasingly available 34

2. The availability of hardware devices that can be used to view video content is growing 35

3. Consumer and advertiser demand for interactive video is

growing 36

4. Consumer demand for multi-platform viewing is increasing 38

B. IMPLICATIONS OF THE TRENDS FOR COMPETITION 40

1. OVDs are becoming increasingly important competitors 40

2. The standalone value of a one-way network is diminishing 53

IV. THE COMPANIES’ POST-MERGER PLANS 56

V. ASSESSMENT OF PRICE EFFECTS BEFORE ACCOUNTING FOR

MERGER EFFICIENCIES 58

A. PRICING PRESSURES IN AREAS WHERE AT&T OFFERS WIRELINE

BROADBAND INTERNET ACCESS SERVICES BUT NOT VIDEO SERVICES 63

B. PRICING PRESSURES IN AREAS WHERE AT&T OFFERS VIDEO SERVICES 68

C. SIMULATION ANALYSIS 72

D. THE PROPOSED MERGER WOULD CREATE DOWNWARD PRICING PRESSURES BY RAISING AT&T INCENTIVES TO INVEST IN EXPANDING

ITS BROADBAND NETWORKS 79

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E. SUMMARY 80

VI. MERGER EFFICIENCIES 81

A. IMPROVED BUNDLES 81

1. Improved Internet-Access/Video-Service Bundles 82

2. Better Mobile-Wireless/DBS Coordination, including Improved

Mobile-Wireless-Service/Video-Service Bundles 91

B. IMPROVED VIDEO SERVICES 92

1. Reduced Programming Costs due to Increased Scale and Share 93

2. Increased Incentive and Ability to Invest in Original

Programming 101

3. Additional Licensing Rights 102

4. Improved Video Service due to the Realization of other Asset

Complementarities 103

C. INCREASED INCENTIVES TO INVEST IN NETWORK FACILITIES 105

1. The proposed transaction will very likely increase incentives to deploy fiber to the premises network facilities 105

2. The proposed transaction will increase incentives to deploy fixed wireless local loop 112

D. OTHER EFFICIENCIES 113

1. Advertising Revenue Enhancement through Increased National

Scale and Local Reach 113

2. Other Economies of Scale 113

VII. CONCLUSION 114

APPENDIX I: SIMULATION MODELING 116

APPENDIX II: QUALIFICATIONS 122

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Executive Summary

AT&T Inc. and DIRECTV have agreed to merge and have requested the consent of the Federal Communications Commission to assign licenses and authorizations from DIRECTV to AT&T. The fundamental economic rationale for the proposed transaction is that it will combine the complementary products and assets of the merging parties.

By combining the companies_ complementary products (e.g., combining DIRECTV_s video services with either AT&T_s broadband Internet access services within its broadband footprint or AT&T_s mobile wireless services_including Internet access_nationwide), the proposed merger will cause the firms to internalize what would otherwise be externalities and will create downward pricing pressure on those complementary products. This downward pricing pressure would arise even if, counterfactually, the proposed merger gave rise to no cost-saving efficiencies. An initial merger-simulation analysis indicates that the overall effect of the proposed transaction will be to increase consumer surplus, even before accounting for cost-saving efficiencies.

In addition, by combining the companies_ complementary assets (e.g., AT&T_s highly capable broadband video distribution network and DIRECTV_s user navigation system and programming knowledge), the proposed merger will allow the combined firm to realize lower marginal costs of providing existing services and creating superior new services than could either party operating on its own or through an arm_s-length agreement with the other. The realization of asset complementarities will benefit consumers because the combined firm will have economic incentives to offer better and cheaper services, which can be expected to create competitive pressures for rival service providers to improve their services in response, and which will reinforce the consumer benefits from the internalization of product complementarities.

1

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I. INTRODUCTION AND OVERVIEW

1. AT&T Inc. (_AT&T_) and DIRECTV (_DIRECTV_) have requested the consent of the Federal Communications Commission (_Commission_) to assign licenses and authorizations from DIRECTV to AT&T in conjunction with the merger of the two companies.1

2. At the request of counsel for AT&T, I have conducted an economic analysis of the likely effects of the proposed transaction on competition and consumer welfare. This declaration provides a summary of the findings I have reached to date based on my analysis of the relevant facts and economic theory.

3. My central findings are as follows. The fundamental economic rationale for the proposed transaction is that it will combine the complementary products and assets of the merging parties, where products include video services, wireline Internet access services, and mobile wireless services, and where assets are broadly conceived to include factors such as tangible plant and equipment, software, content licensing agreements, know how, and subscriber bases. By

1 Applications of AT&T Inc. and DIRECTV for Consent to Transfer Control of Licenses and Authorizations, Description of Transaction, Public Interest Showing, and Related Demonstrations (filed June 11, 2014) (hereinafter, AT&T/DIRECTV Public Interest Showing). As part of their application, AT&T and DIRECTV submitted several Declarations that I reference herein: Declaration of John T. Stankey, Group President and Chief Strategy Officer, AT&T Inc., June 10, 2014 (hereinafter, Stankey Declaration); Declaration of Rick L. Moore, Senior Vice President of Corporate Development, AT&T Inc., June 10, 2014 (hereinafter, Moore Declaration); Declaration Of Lori M. Lee, Senior Executive Vice President – Home Solutions, AT&T, Inc., June 10, 2014 (hereinafter, Lee Declaration); Declaration of Patrick T. Doyle, Executive Vice President and Chief Financial Officer, DIRECTV, June 10, 2014 (hereinafter, Doyle Declaration); Declaration of Paul Guyardo, Executive Vice President and Chief Revenue and Marketing Officer, DIRECTV US, June 10, 2014 (hereinafter, Guyardo Declaration).

2

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combining the companies_ complementary products (e.g., combining AT&T_s fixed broadband Internet access services and/or mobile wireless services with DIRECTV_s video services), the proposed merger will cause the firms to internalize what would otherwise be externalities and will create downward pricing pressure on those products. This downward pricing pressure would arise even if, counterfactually, the proposed merger gave rise to no cost-saving efficiencies. In addition, by combining the companies_ complementary assets (e.g., their respective subscriber bases or AT&T_s assets in physical networks and DIRECTV_s assets in video content packaging), the proposed merger will allow the combined firm to realize lower marginal costs of providing existing services and creating superior new services to greater degrees than could either party operating on its own or through an arm_s-length agreement with the other. These lower marginal costs resulting from the realization of asset complementarities will benefit consumers because the combined firm will have economic incentives to offer better and cheaper services. The internalization of product complementarities will reinforce these effects. Moreover, the lower prices and higher quality of the combined firm_s services can be expected to create competitive pressures for rival service providers_particularly cable companies_to reduce prices and improve their services in response, further benefiting consumers.

4. As I will describe in more depth in subsequent sections, several facts are critical to understanding the implications of the proposed transaction for competition and consumer welfare and the finding that it will have positive overall effects on consumer welfare. The central facts can be summarized as follows:

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DIRECTV_s direct broadcast satellite (DBS) video network has several competitive limitations as a standalone distribution platform. Although in many respects DIRECTV_s DBS system is a highly efficient means of broadcasting linear television, it has two central shortcomings that limit its ability to provide the products and services that consumers increasingly demand and to compete as a standalone distribution platform. First, it cannot support interactive and tailored video services_which are increasingly expected by viewers and advertisers_without being used in conjunction with a separate, two-way network, such as the Internet. Second, it is very poorly suited to providing Internet access services, which many consumers prefer to purchase along with video services.2

AT&T_s and DIRECTV_s most important products are complements, not substitutes. In a typical merger review, the parties offer substitute products. For such a merger, there is always some upward pricing pressure in the absence of efficiencies and the central question for a consumer welfare analysis is whether there exist sufficient merger efficiencies to offset the upward pricing pressure. The AT&T/DIRECTV transaction presents a very different situation. For both of the reasons identified in the first bullet point, DIRECTV_s video services and other companies_ Internet access services_

2 There are also competitive disadvantages associated with reliance on an antenna, or satellite dish, placed on the exterior of the customer’s premises. Some consumers find an antenna unattractive and the quality of service varies with the density of neighboring buildings and the latitude of the premises, with satellite service performing more poorly at more northerly latitudes due to the flattening of the required angle of the dish and thus the increased difficulty of obtaining a clear line of sight to the satellite.

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including AT&T_s_are complements. For consumers who highly value one-stop shopping, fixed-line voice and mobile wireless services are also complements of video services. As shown in Table 1, although AT&T offers some products that are substitutes for DIRECTV_s video services (e.g., AT&T_s video services), these products are relatively unimportant compared to the AT&T products that are complements for DIRECTV_s products (e.g., AT&T_s wireline Internet access and mobile wireless services). Moreover, in part because content licensing fees are such a large percentage of total costs, AT&T_s video services have higher marginal costs (e.g., programming license fees) than do AT&T_s voice, wireline Internet access, and mobile wireless services, AT&T_s video services have much lower contribution margins than do these other services.3 Consequently, video services are responsible for only [BEGIN AT&T

HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY

CONFIDENTIAL INFORMATION] percent of the contribution toward covering the fixed costs of AT&T_s wireline operations.4

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

3 Data for mobile wireless services from AT&T Annual Report, 2013. Data for other services from internal AT&T data.

4 Data for wireline services from internal AT&T data.

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[END AT&T HIGHLY CONFIDENTIAL INFORMATION]

By solving the double marginalization problem, a merger of firms that sell complementary products creates downward pricing pressure. This conclusion follows from the same logic that indicates that a merger of substitute products creates upward pricing pressure. When two products are sold by independent firms, neither seller takes into account the effects of its price on the sales and profits of the other seller. A combined firm, however, considers the effects of each of its prices on the sales and profits derived from both products. Hence, if the producers of substitute products merge, the combined firm has incentives to raise the prices of the two products because raising the price of one product increases sales of the other. In contrast, if the producers of complements merge, the combined firm has incentives to lower the prices of the two products because lowering the price of one product increases sales of the other. Absent a

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merger, two firms selling complementary products set their prices or margins higher than is jointly optimal, leading to what is known as a _double marginalization problem._ By solving the double-marginalization problem, a merger creates downward pricing pressure even in the absence of any efficiencies in the form of cost savings or quality improvements. Consumers purchasing services from the merged firm benefit directly by taking advantage of the resulting price decreases. Consumers purchasing services from rival providers benefit from this downward pricing pressure indirectly as the combined company_s lower prices induce rival providers to reduce their prices as well. As I will describe below, an initial simulation analysis indicates that the proposed merger of AT&T and DIRECTV would result in competing cable companies_ significantly reducing the prices of their Internet-access/video-service bundles, which will, in turn, place downward pricing pressure on the prices of the standalone services offered by the merging parties and their cable competitors.

A naïve concentration analysis of the proposed merger would overstate the degree of upward pricing pressure for substitute video services. In areas where both parties offer video services, these services are substitutes. For these products, the proposed merger would create some upward pricing pressure in the absence of efficiencies. It is important to recognize, however, that a naïve concentration analysis would overstate the degree of competition between AT&T and DIRECTV, and such an analysis would thus overstate the degree of upward pricing pressure. Market shares do not provide a complete and accurate picture of competition because there are differences between a wireline

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multichannel video programming distributor ( _MVPD_) and a satellite-based MVPD that tend to make them more distant competitors than would be two wireline MVPDs (or two satellite MVPDs) having the same market shares. Perhaps the most significant difference is that a satellite-based system generally cannot offer a competitive Internet-access/video-service bundle on its own, and many consumers prefer to buy integrated Internet-access/video-service bundles from a single company.

An initial merger-simulation analysis indicates that the overall effect of the proposed transaction will be to increase consumer surplus, even before accounting for cost-saving efficiencies. Specifically, this simulation analysis finds that:

Within AT&T U-verse video footprint, there will be significant downward pressure on the prices of bundles combining AT&T_s Internet access services and DIRECTV_s video services.

Within AT&T_s U-verse video footprint, there will also be downward pressure on the prices charged by cable companies for their Internet access and video services, both when sold in bundles and on a standalone basis.

The consumer welfare effects of any increases in the prices of standalone services or U-verse bundles offered by the merging parties will be outweighed by the effects of the lower prices identified above.

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Notably, the finding that overall consumer surplus will rise holds even before one accounts for the product improvements and cost-saving efficiencies summarized in the remainder of this overview.

A merger of firms that sell complementary products increases incentives to invest in new and improved products, engage in product promotion, and provide improved customer care, which results in lower (quality-adjusted) prices. The double marginalization problem is one manifestation of a broader, _double moral hazard problem_: sellers of complementary products take many actions beyond price setting that also give rise to positive externalities when the sellers are independent firms. Just as the double marginalization problem leads firms to set their prices too high, the double moral hazard problem leads the firms to set their levels of promotion, service, and quality-improvement efforts too low from the perspective of joint profit maximization. By internalizing what would otherwise be positive externalities, a merger of two firms selling complementary products improves the parties_ incentives to undertake actions to make their products more desirable to consumers.

By solving the double moral hazard problem, the proposed merger will lead to the creation of superior Internet access/video services bundles and increase incentives for AT&T to deploy fixed wireless local loop to many rural areas. Solving the double moral hazard problem generates increased economic incentives to provide high-quality customer service and engage in product innovation and marketing, which will, in turn, generate non-price benefits for consumers in addition to the price benefits identified

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above. For example, in comparison with the separate companies, the combined company would have the incentive and ability to offer a much more fully integrated, one-stop shopping experience to consumers seeking a bundle containing video and Internet access services, which will place further competitive pressure on cable companies. In addition to improving the bundles offered within AT&T_s current service footprint, the internalization of product complementarities would increase incentives for AT&T to expand its footprint. For example, because doing so would benefit DIRECTV, AT&T would have stronger incentives post-merger to invest in providing high-speed Internet access in rural areas through the provision of fixed wireless local loops. Consumers in newly served areas would benefit from having a new option that previously was unavailable at any price. These benefits would arise both directly and through the responses of incumbent competitors to the increased competition.

5. In addition to offering complementary products, the merging parties have complementary assets. Combining complementary assets within a single firm will generate merger-specific efficiencies that will benefit consumers and strengthen competition. Specifically, the likely efficiencies of the proposed transaction include the following:

Combining DIRECTV_s content navigation technology, programming expertise, and other video assets with AT&T_s broadband video distribution network will create a higher-quality video offering than either firm could provide alone. As described above, DIRECTV_s video distribution network has several shortcomings in comparison with AT&T_s network. However, DIRECTV_s video service does have several attractive

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features. DIRECTV has differentiated itself from its competition by offering _more channels, a better picture, more advanced equipment, and more responsive customer service._5 DIRECTV views itself as _a best-in-class product, offering the most and best channels available_6 and independent consumer surveys and industry analysts support this view.7 In its evaluation of DIRECTV, AT&T referred to [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY

CONFIDENTIAL INFORMATION] The combined firm plans to offer these features over AT&T_s more-capable video distribution network, as well as over DIRECTV_s satellite network.12

5 Doyle Declaration, ¶ 3.

6 Doyle Declaration, ¶ 13.

7 Doyle Declaration, ¶ 13; MoffettNathanson Research, “DirecTV Q4 2013 Earnings: Heading North/Looking South,” February 20, 2014, at 1.

8 AT&T, Project Star – Executive Briefing Book, May 16, 2014, at 290.

9 AT&T, Project Star – Executive Briefing Book, May 16, 2014, at 12.

10 AT&T, Project Star – Executive Briefing Book, May 16, 2014, at 12.

11 AT&T, Project Star – Executive Briefing Book, May 16, 2014, at 290-293.

12 Stankey Declaration, ¶ 29.

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The immediate improvements to the combined company_s video services will be reinforced by dynamic benefits. Content creation costs are largely fixed costs, while the revenue generated by original content increases with the number of viewers. A larger subscriber base thus increases the incentive to invest in original content. In addition, user access and navigation interfaces are an important component of video service. Software development costs are almost entirely fixed costs and the development of new customer premises equipment (e.g., set-top boxes) also is subject to strong economies of scale. Hence, for reasons similar to those for original programming, the proposed merger would increase the incentive to invest in improved software and hardware. In addition, the merger will combine the companies_ intellectual property and know how in these areas, further increasing its ability to develop new software and hardware.

The proposed transaction will lead to a significant reduction in the combined company_s content costs and will thus create incentives to reduce its retail prices. Content costs make up the majority of the merging parties_ marginal costs of providing video service. Industry participants, financial analysts, and recent econometric work all find that that content costs per subscriber fall as MVPD size increases. Indeed, [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] As a result of the combined firm_s larger video services subscriber base, the combined firm can thus expect to pay lower content fees per channel, per subscriber than would either of the two

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firms as separate entities. Because AT&T_s current subscriber base is so much smaller than DIRECTV_s, the predicted cost reductions will be particularly large for video delivered over AT&T_s network facilities. Because content costs are marginal costs, this reduction will generate incentives for the parties to lower their prices for video services whether offered alone or in bundles.

Both the reduction in license fees for content delivered over AT&T_s network facilities and the internalization of product complementarities will generate significantly increased incentives to invest in very-high-speed Internet access and video network facilities. The proposed transaction will generate increased incentives for AT&T to invest in expanding its fiber to the premises (_FTTP_) footprint because the merger will increase the profitability of the services offered using the expanded facilities. The merger will have this effect by lowering AT&T_s video service_s content acquisition costs and by increasing the quality of both AT&T_s video offering and its bundles containing video services (which will result in higher penetration and less churn). [BEGIN AT&T

HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL

INFORMATION] The higher-quality services made possible by this expansion would

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benefit consumers by giving them new options and by increasing competitive pressure on rival Internet access and video services providers.

The proposed merger will give rise to other efficiencies as a result of combining complementary assets and realizing economies of scale. For example, increased scale will give to cost savings in the areas of streaming, network operations, and other general and administrative functions. The proposed merger will also enhance advertising revenues for both parties through increased national advertising scale and local advertising reach.

6. The remainder of this declaration explains these findings in greater depth and provides details of the facts and analysis that led me to reach them.

II. THE PARTIES AND THEIR SERVICES

7. In this section, I briefly describe the two companies and the industries in which they operate.

8. AT&T is a holding company comprising wireline and wireless subsidiaries. Its wireline subsidiaries provide landline voice and data communication services, AT&T U-verse® high-speed Internet access, video, and voice services, and managed networking to business customers. Its wireless subsidiaries provide both wireless voice and data communications services nationwide and, through roaming agreements, in a substantial number of foreign countries. As of the first quarter of 2014, AT&T had approximately 15.8 million wireline voice subscribers (including 4.1 million U-verse voice subscribers), approximately 16.5 million broadband Internet access subscribers (including eleven million U-verse Internet access subscribers), 5.7 million U-

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verse video subscribers, and approximately 116 million mobile wireless subscribers.13 AT&T has very limited ownership interests in video programming, and primarily distributes content created and owned by others.14

9. DIRECTV operates direct-to-the-home satellite television services in the United States and Latin America.15 DIRECTV U.S. acquires, promotes, sells, and distributes digital entertainment programming primarily via satellite to residential and commercial subscribers throughout the United States. DIRECTV U.S. has over 20 million subscribers.16 Through DIRECTV Sports Networks LLC and its subsidiaries, DIRECTV owns and operates regional sports networks (_RSNs_) in Denver, Colorado, and Pittsburgh, Pennsylvania, and holds a minority ownership interest in an RSN in Seattle, Washington. DIRECTV also holds a minority interest in a few other programming networks.17

13 AT&T Inc., “Financial and Operational Results, April 22, 2014,” available at www.att.com/Investor/Earnings/1q14/ib_final_1q14.pdf, site visited June 9, 2014, at 9 and 13; AT&T Inc., Quarterly Report (Form 10-Q) at 27 (May 2, 2014); AT&T, U-verse Update: 1Q14, available at https://www.att.com/Common/about_us/pdf/uverse_update.pdf (last visited June 4, 2014); Lee Declaration ¶ 7.

14 See, AT&T/DIRECTV Public Interest Showing, at 13.

15 Information in this paragraph is based on DIRECTV, “Form 10-K (Annual Report) for the year ended December 31, 2013,” filed February 24, 2014, available at http://investor.directv.com/files/doc_financials/annual/10K_2013.pdf, site visited June 8, 2014, at 2.

16 Doyle Declaration, ¶ 8.

17 Doyle Declaration, ¶ 9.

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10. AT&T and DIRECTV have a set of agreements with one another that govern the sales and marketing of certain AT&T services together with DIRECTV_s video service. These agreements are described in Section II.E below.

A. FIXED-LINE VOICE SERVICE

11. Traditional fixed-line voice service includes local and long distance service provided over a fixed-line, switched network. Voice services also can be provided over a fixed-line IP network (VoIP). Wired voice services are declining as more consumers choose to subscribe only to mobile wireless voice services.18

12. AT&T currently offers wireline local exchange services in parts of 22 states, although it has entered into a transaction to sell its local exchange operations (as well as its retail Internet access and video businesses) in Connecticut.19 AT&T offers fixed-line voice service using both traditional analog technology and, in some U-verse areas, VoIP. DIRECTV offers no voice service of its own. Although DIRECTV does not compete with AT&T in offering local exchange services, several other firms_most notably, cable companies_do. Cable companies typically offer VoIP services that can offer high degrees of functionality.

18 For a discussion of the increase in wireless-only households, see, Federal Communications Commission, Sixteenth Report, In the Matter of Implementation of Section 6002(b) of the Omnibus Budget Reconciliation Act of 1993; Annual Report and Analysis of Competitive Market Conditions With Respect to Mobile Wireless, Including Commercial Mobile Services, WT Docket No. 11-186, rel. March 21, 2013 (hereinafter, 16 th Report on Competition in the Mobile Wireless Market), at 25-26.

19 Stankey Declaration, ¶ 9 and note 1.

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B. FIXED-LINE INTERNET ACCESS

13. Fixed-line Internet access services are primarily differentiated from each other based on speed, and speed has greatly increased over time as technology has improved and providers have installed more advanced networks. Consumers now demand broadband Internet access services, with at least DSL-level speeds, although higher speeds are common and an increasing share of consumers demand higher speeds.20

14. AT&T provides its wired services over a combination of fiber-optic cable and copper wires across a footprint comprising approximately [BEGIN AT&T HIGHLY

CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] million customer locations.21 AT&T uses four different network architectures to provide wireline broadband Internet access: legacy DSL, IPDSL, VDSL (over a network using fiber to the neighborhood node and copper to the home), and, more recently, FTTP (fiber directly to the home). The maximum download speeds offered under each architecture vary with maximum download speeds of 6Mbps, 18Mbps, 45Mbps, and 300Mbps in the DSL, IPDSL, VDSL, and FTTP footprints, respectively.22 DSL technology is offered to approximately [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END

20 Federal Communications Commission, “2013 Measuring Broadband America February Report,” available at http://transition.fcc.gov/cgb/measuringbroadbandreport/2013/Measuring-Broadband- America-feb-2013.pdf, site visited June 10, 2014, at 6, 49, and 50.

21 AT&T internal data.

22 Lee Declaration, ¶ 8; AT&T, “DSL & Broadband Internet Service,” available at http://www.att.com/shop/internet/internet-service.html#fbid=aEQcuNrbHOY, site visited June 9, 2014.

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AT&T HIGHLY CONFIDENTIAL INFORMATION] percent of the customer locations in the AT&T wired footprint, IPDSL and VDSL each are offered to about [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY

CONFIDENTIAL INFORMATION] percent of the customer locations, and FTTP is just beginning to be rolled out.23

15. DIRECTV does not provide facilities-based Internet access services.24

16. In addition to AT&T, other wireline telephone companies (“telcos”) offer Internet access services within their wired footprints, which, for the larger telcos, generally do not overlap with AT&T_s wired footprint. For instance, there is only a small degree of overlap with Verizon, which offers fixed-line, broadband Internet access service throughout its wired footprint and offers high-speed access (with speeds up to 500Mbps) through its fiber-to-the-premises fiber-optic network (FiOS), to areas covering 18.5 million premises.25 Other telcos offering wired Internet access services include CenturyLink, Cincinnati Bell, and Windstream.

23 AT&T internal data. The remaining customer locations do not have access to AT&T’s broadband Internet access service.

24 Doyle Declaration, ¶ 15.

25 Verizon’s wired footprint covers 12 states and the District of Columbia. (Verizon,

Communications, Inc., “Form 10-K for the year ending December 31, 2013,” filed February 27, 2014, available at http://eol.edgarexplorer.com/EFX_dll/EDGARpro.dll?FetchFilingHTML1?SessionID=sqSo6TvO

0BfVSKV&ID=9114533, site visited June 8, 2013, at 11.)

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17. The main competition that AT&T faces today for its wireline broadband Internet access services comes from cable companies,26 among them, Comcast, Time Warner Cable, Charter Communications, and Cox Communications.27 The highest-speed products offered by these cable operators are generally faster than the highest-speed broadband products offered by AT&T. Comcast, for example, offers speeds of up to 505 Mbps,28 and Cox offers speeds of up to 50 Mbps (and has announced plans to offer gigabit speeds in 2014).29 In some areas, AT&T faces competition not only from an incumbent cable operator but also from one or more cable overbuilders that offer broadband Internet access services.30 Of the [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] million customer locations eligible for AT&T_s U-verse video services, about [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T

26 See, Lee Declaration, ¶ 23.

27 AT&T internal data indicate these are the largest cable companies operating in the AT&T wired footprint.

28 Comcast Xfinity, “Speed Wins,” available at http://www.comcast.com/505, site visited June 2, 2014; Jeff Baumgartner, “Comcast To Expand 505-Meg Broadband Service: Source,”

Multichannel News¸ February 20, 2014, available at http://multichannel.com/news/distribution/comcast-expand-505-meg-broadband-service- source/260593, site visited June 2, 2014.

29 Cox, “High Speed Internet,” available at http://www.cox.com/residential/internet.cox, site visited June 8, 2014; Edmund Lee, “Cox Plans Faster Web Service in 2014 to Challenge Google,” April 29, 2014, available at http://www.bloomberg.com/news/2014-04-29/cox-plans-faster-web- service-in-2014-to-challenge-google.html, site visited May 20, 2014.

30 Lee Declaration, ¶ 38.

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HIGHLY CONFIDENTIAL INFORMATION] percent are in areas served by a cable overbuilder in addition to the local franchised cable company.31

18. Moreover, several overbuilders are providing very high speed Internet access services.32 The most prominent of these is the recent entrant Google Fiber, which offers gigabit speeds through its fiber-to-the-home network.33 Currently available in Kansas City, MO, Google is building out its fiber network in Austin, TX and Provo, UT and is exploring further expansion with 34 other U.S. cities and towns.34 Google_s build-out strategy provides municipal leaders with a fiber-ready checklist that they must work through, which helps lower Google_s build-out costs and risks by making the process speedier and more predictable.35 Google has publicly

31 Analysis based on AT&T internal data.

32 In addition to Google, discussed above, new entrants include HBC (with a fiber-optic network currently serving 750 homes in Red Wing, Minnesota), PAXIO (building fiber-to-the home communities in the San Francisco Bay Area in conjunction with Pulte Homes), Smithville (building fiber optic networks in its Indiana service area) and RST Fiber Optic Networks (with a fiber optic network throughout North Carolina and parts of South Carolina), among others.

(Marguerite Reardon, “Google’s fiber effect: Fuel for a broadband explosion,” CNET, April 30, 2014; HBC Press Release, “HBC completes first phase of Fiber Optic network, offers rural Internet access,” March 26, 2012; Paxio Press Release, “PAXIO Brings Fiber Home to Sunnyvale Residents,” September 28, 2013; Smithville Communications, “Smithville Communications to turn up free gigabit connectivity for all Internet fiber residential customers in March,” undated; RST Fiber Press Release, “RST Fiber Activates America’s First ‘Gigabit State’,” March 11, 2014.)

33 Lee Declaration, ¶¶ 31-32; Sean Buckley, “Google Fiber targets 34 more cities as potential FTTH recipients,” FierceTelecom, available at http://www.fiercetelecom.com/story/google-fiber- targets-34-more-cities-potential-ftth-recipients/2014-02-19#ixzz34AwIkvtI, site visited June 9, 2014.

34 Google Fiber, “The Future of Fiber,” available at https://fiber.google.com/newcities/, site visited June 8, 2014.

35 Google Fiber provides interested city leaders with a fiber ready checklist that requires them to provide information about existing infrastructure, ensure Google access to that infrastructure, and ensure efficient and predictable permitting and construction. (Google Fiber, “City Checklist,

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announced that it started Google Fiber to encourage other Internet service providers to improve the speed of their service offerings, a strategy that fits well with Google_s incentive to encourage greater Internet use in order to earn additional advertising revenue from its other products.36 A recent Bernstein Research report finds that Google has a material chance of [BEGIN

CONFIDENTIAL INFORMATION]

[END CONFIDENTIAL

INFORMATION] Google Fiber_s build-out has spurred competition for very-high-speed Internet access, with other Internet access providers crediting the Google Fiber initiative for increasing customer demand for increased broadband speeds, as well as changing the way that updated February 2014,_ available at https://static.googleusercontent.com/media/fiber.google.com/en/us/about/files/googlefibercityche cklist2-24-14.pdf, site visited May 21, 2014.)

36 Google Blog, “Think big with a gig: Our experimental fiber network,” February 10, 2010, available at http://googleblog.blogspot.com/2010/02/think-big-with-gig-our-experimental.html, site visited June 2, 2014. See also, Elise Ackerman, “Google Fiber Could Reach 8 Million Homes by 2022,” Forbes, June 14, 2013, available at http://www.forbes.com/sites/eliseackerman/2013/06/14/google-fiber-could-reach-8-million- homes-by-2022/, site visited June 2, 2014

37 Carlos Kirjner and Peter Paskhaver, “Google Fiber: How Well Is It Doing in Kansas City?” Bernstein Research, May 6, 2014. [BEGIN CONFIDENTIAL INFORMATION]

[END

CONFIDENTIAL INFORMATION] (Carlos Kirjner and Peter Paskhaver, _Google Fiber: Scale Matters – How Large Could it Be? How Fast Could It Grow? Introducing Bernstein_s BIGR Model,_ Bernstein Research, May 7, 2014.) Google has also publicly stated that it expects Google Fiber to be profitable. (Elise Ackerman, _Google Fiber Could Reach 8 Million Homes by 2022,_ Forbes, available at http://www.forbes.com/sites/eliseackerman/2013/06/14/google-fiber-could-reach-8-million-homes-by-2022/, site visited June 2, 2014.)

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municipalities view network operators.38 AT&T reports that when Google Fiber entered Kansas City, AT&T lost over [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] of its subscribers in the neighborhoods that Google entered.39

19. Lastly, as discussed below, in addition to facing competitors offering much faster Internet access services, AT&T_s fixed line services face the prospect of competitors offering services that are slower but have the advantage of mobility.

C. TRADITIONAL MVPD SERVICES

20. Multichannel video programming distribution (MVPD) services traditionally have consisted of a package of video channels sold on a subscription basis. Traditional MVPD is also sometimes called a _linear_ video service because the channels are delivered to the subscriber in a one-way communication; the subscriber is limited to choosing from a set of programs that are broadcast on a set schedule that the subscriber cannot control. Traditional MVPD service has two principal components: (a) content packaging, which consists of obtaining licenses to content,

38 For example, Grande Communications began offering gigabit speeds in Austin in February, 2014. Grande President Matt Murphy announced that this deployment was a direct reaction to Google Fiber’s entry: “There’s a certain sizzle to 1 gigabit that people are excited about […] We’re nimble and able to do things faster. We’re consciously doing this to beat Google.” (Gary Dinges, “San Marcos-based Grande beats Google, AT&T to 1-gigabit service in Austin,” austin360.com, February 9, 2014.) AT&T has publicly credited Google Fiber for “a significant shift in how municipalities view network operators,” which speeds up, and decreases the cost of, the permit and inspection processes. (Marguerite Reardon, “Google’s fiber effect: Fuel for a broadband explosion,” CNET, April 30, 2014; Google Fiber, “The Future of Fiber,” available at https://fiber.google.com/newcities/, site visited June 8, 2014)

39 Lee Declaration, ¶ 34.

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choosing the programming schedule, and providing a user interface that allows for content navigation; and (b) transport, which consists of providing a physical network to deliver the content to the subscriber.

21. Both AT&T and DIRECTV offer traditional MVPD services combining both content packaging and transport. AT&T_s video services are distributed over a switched Internet Protocol (_IP_) network40 and are available to about [BEGIN AT&T HIGHLY

CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] of the customer locations in the AT&T wired footprint.41 DIRECTV offers traditional MVPD services nationwide over its direct broadcast satellite (_DBS_) network.

22. The major MVPD competitor faced by either AT&T or DIRECTV in most areas is a franchised cable system operator.42 Other MVPD competitors include the DBS provider DISH Network, telcos in some parts of their wired footprints, and, in many areas, cable over-builders.

23. In addition, as discussed below, traditional MVPDs face the threat of increasing competition from firms that provide only content packaging services themselves and rely on Internet access services offered by other firms to provide transport.43

40 AT&T/DIRECTV Public Interest Showing, at 10.

41 AT&T internal data.

42 Lee Declaration, ¶ 23, 30; Guyardo Declaration, ¶ 3; Federal Communications Commission, Fifteenth Report, In the Matter of Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, MB Docket No. 12-203, rel. July 22, 2013 (hereinafter,

15 th Report on Competition in the MVPD Market), ¶ 129 (“[C]able MVPDs accounted for 55.7 percent of MVPD subscribers at the end of June 2012.”)

43 Lee Declaration, ¶¶ 42-46; Guyardo Declaration, ¶¶ 12-14.

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D. MOBILE WIRELESS SERVICES

24. Mobile wireless services include voice and data. Mobile wireless networks are increasingly capable of carrying large amounts of data and providing broadband Internet access. Although generally slower than fixed-line Internet access services, US 4G LTE network providers typically offer average download speeds of 4 to 12Mbps today.44 A drawback of current mobile wireless services is that they are much more expensive than wireline Internet access services for high volumes of data. However, as a result of continued improvements in technology and the federal government_s efforts to make more spectrum available for license, mobile wireless speeds continue to rise and prices per gigabyte of data continue to fall.45 For example, Sprint advertises peak download speeds of 60Mbps in 24 US cities for its Sprint Spark

44 OpenSignal, The State of US LTE, March 2014, available at http://opensignal.com/reports/state- of-lte/usa-q1-2014/, site visited June 9, 2014. Some providers have recently begun to offer improved LTE services after obtaining additional spectrum. For example, Verizon recently announced XLTE, which will offer faster peak speeds and at least double the bandwidth in certain high-traffic markets, and Sprint recently introduced its Sprint Spark mobile Internet access service, with peak download speeds up to 60 Mbps. (Verizon Wireless Press Release, “XLTE: America’s Best Network Gets Even Better,” May 19, 2014, available at

http://www.verizonwireless.com/news/article/2014/05/verizon-wireless-xlte.html, site visited June 8, 2014; Sprint Press Release, _Sprint Accelerates Progress on America_s Newest Network, Delivering Faster 4G LTE Speeds to 225 Million People and 41 New Cities,_ April 29, 2014 available at http://newsroom.sprint.com/news-releases/sprint-accelerates-progress-on-americas-newest-network-delivering-faster-4g-lte-speeds-to-225-million-people-and-41-new-cities.htm, site visited June 8, 2014.)

45 Ian MacMillan, “Will Wi-Fi Have to Share the Waves?” CableLabs, available at http://www.cablelabs.com/will-wi-fi-have-to-share-the-waves/, site visited June 4, 2014; 16 th

Report on Competition in the Mobile Wireless Market, at ¶ 271 and Chart 29; Mark Sullivan, “4G

Wireless Speed Tests: Which Is Really the Fastest?” PCWorld, available at http://www.pcworld.com/article/221931/4g_speed_tests.html, site visited June 4, 2014.

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service, and plans to increase the peak speeds to 180Mbps by the end of 2015.46 As capacity and speed improve, providing video services over a wireless network becomes feasible. Both MVPDs and other companies offer video that can be viewed over mobile wireless through mobile browsers or applications downloaded onto a mobile device.47

25. AT&T offers mobile wireless services (including mobile broadband Internet access) nationwide, in competition with three other nationwide providers (Verizon Wireless, T-Mobile, and Sprint) as well as regional companies. DIRECTV does not offer mobile wireless services.

E. BUNDLES

26. Consumers often purchase combinations of the services described above in bundles provided by a single company.48 A consumer receives several non-price_or _one-stop shopping__benefits from buying a bundle from a single company instead of buying the products of one or more companies on a standalone basis. For example, such bundles can offer consumers

46 Sprint offers 14 devices enabled to gain access to Sprint Spark service, including mobile phones. (Sprint Press Release, “Sprint Accelerates Progress on America’s Newest Network, Delivering Faster 4G LTE Speeds to 225 Million People and 41 New Cities,” April 29, 2014.)

47 For example, AT&T offers Android and Apple U-verse applications that allow subscribers to stream selected live TV channels or video on demand to mobile devices, and Hulu and Hulu Plus allow users to stream some content through their mobile device browser or mobile applications.

Additionally, AT&T’s Mobile TV offers some live television and video-on-demand programming to AT&T wireless customers with capable Android, Blackberry, Windows or Apple devices for a monthly fee. (AT&T U-verse website, available at http://www.att.com/esupport/article.jsp?sid=KB408962&cv=813#fbid=i0d7xBHOPks;

http://uverseonline.att.net/uverse/uverseapp; http://mobiletv.att.com/; http://mobiletv.att.com/windows.php; http://mobiletv.att.com/apple.php; Hulu, _Accessing Hulu from your Mobile Device,_ available at http://www.hulu.com/support/article/23875521, sites visited June 5, 2014.)

48 Lee Declaration, ¶ 12; Tony Lenoir, “Cable’s Triple-Play Penetration of Basic Video Subs Doubled in the Last 5 Years,” SNL Kagan, September 12, 2013.

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the convenience of _a single installation, single bill, and single point of contact for customer care._49

27. In addition to these non-price benefits, bundled products customarily are offered at a discount compared to the price of the services sold on a standalone basis.50 AT&T estimates that a subscriber choosing an AT&T video/Internet-access bundle would save as much as [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL

INFORMATION] in the first year of service compared to a subscriber who bought the products separately at promotional rates.51 Even after the promotional period, subscribers to AT&T_s bundled products benefit from discounts, with savings of $60 annually on a video/Internet-access bundle, compared to the standalone prices.52 As is discussed below, these bundle discounts are a rational response to the complementarities among the different components of the bundle (intuitively, one can think of a supplier as lowering the price of video services sold in a bundle because doing so helps sell the complementary Internet access service).

28. Many consumers like bundles.53 Incoming AT&T customers consistently choose the availability of a bundle as the first or second most important reason (after price) for selecting U-

49 Lee Declaration, ¶ 13.

50 See, e.g., Lee Declaration, ¶ 13.

51 Lee Declaration, ¶ 13.

52 AT&T offers a $5 per month discount off of the price of an AT&T video/Internet bundle, regardless of the video package or Internet access speed chosen. (AT&T website, available at http://www.att.com/u-verse/availability/, site visited June 6, 2014.)

53 For example, a recent survey of consumers reports that, not only do many consumers want Internet service, voice, and video as part of a bundle of services, many are also interested in

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verse video or U-verse high-speed Internet access over other competitive options, rating the fact that the products are bundled as more important than the programming available, new and interesting technology, and company image.54

29. Cable companies and telcos (and some overbuilders such as Google) are the only service providers capable of offering their customers single-provider bundles today. Bundles are the principal way these companies sell their products. For example, as of April 2014, [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY

CONFIDENTIAL INFORMATION] percent of AT&T U-verse video subscribers also bought AT&T U-verse broadband Internet access, and [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent of the AT&T U-verse broadband Internet access subscribers also bought AT&T U-verse video.55 It is estimated that approximately three-quarters of cable video subscribers buy more than one service from their cable provider.56 purchasing additional bundled products, such as home automation services. (J.D. Powers,

_Popularity of Internet Entertainment Services Creates Customer Retention Challenges for Digital Lifestyle Providers._)

54 AT&T U-verse Inwards Quarterly Deep Dive Reports 1Q13, at 7, 8, 15, 16; AT&T U-verse Inwards Quarterly Deep Dive Reports, 2Q13, at 10, 13, 22, 25; AT&T U-verse Inwards Quarterly Deep Dive Reports, 3Q13, at 10, 13, 22, 25; AT&T U-verse Inwards Quarterly Deep Dive Reports, 4Q13, at 10, 13, 22, 25.

55 In fact, more than 97 percent of U-verse video subscribers bought at least one other product from

AT&T. (AT&T internal data; Lee Declaration, ¶ 12.)

Some U-verse Internet access customers

are in areas where U-verse video is not available.

56 SNL Kagan estimates that, in mid-2013, [BEGIN CONFIDENTIAL INFORMATION]

[END CONFIDENTIAL INFORMATION] percent of the basic subscribers of the major cable companies bought bundled products. (Tony Lenoir, “Cable’s Triple-Play Penetration of Basic

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30. The availability of bundles affects competition even for sales to consumers who do not have a preference for bundles per se, but who do purchase both Internet access and video services. To compete against cable company and telco bundles that are offered at discounts relative to the sum of the components_ standalone prices, a firm such as DIRECTV that offers only video services has to try to increase its quality and/or lower its standalone service price by enough to replicate the value of the discount offered by the cable company or telco for its whole bundle of services.

31. In addition to being attractive to consumers, providers favor bundles because they are associated with reduced subscriber churn. For example, internal AT&T churn data demonstrates that [BEGIN AT&T CONFIDENTIAL INFORMATION]

[END AT&T CONFIDENTIAL

INFORMATION] DIRECTV_which cannot offer a bundle on its own_believes that it is a

Video Subs Doubled in the Last 5 Years,_ SNL Kagan, September 12, 2013). See also, Tony Lenoir, _Breaking out stand-alone and bundle HSD and video subs for 6 MSOs shows video_s growing reliance on triple-play,_ SNL Kagan, June 3, 2014.

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competitive disadvantage not to be able to offer its own bundles.58 DIRECTV has observed [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] in the share of disconnecting DIRECTV video customers who reported they plan to buy a bundle from their new provider; the share of disconnecting customers who reported an intention to bundle rose from approximately [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION]percent in 2011 to approximately [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] percent in 1Q2014.59

32. Industry analysts have also acknowledged the challenges that standalone video distributors face in a world where consumers increasingly favor bundles. A recent report from MoffettNathanson Research states that [BEGIN CONFIDENTIAL INFORMATION]

[END

CONFIDENTIAL INFORMATION] J.P. Morgan called the lack of a bundled high-speed

Internet service [BEGIN CONFIDENTIAL INFORMATION]

58 Doyle Declaration, ¶ 5; see also, Guyardo Declaration, ¶ 21.

59 Guyardo Declaration, ¶ 11.

60 MoffettNathanson Research, “DirecTV Q4 2013 Earnings: Heading North/Looking South,” February 20, 2014, at 1.

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[END CONFIDENTIAL

INFORMATION]

33. AT&T offers bundles of video, broadband Internet access and/or wireline voice services for which all of the component services are provided by AT&T. DIRECTV attempts to compensate for its inability to offer bundles on its own by offering _synthetic_ bundles containing DIRECTV_s video service and one or more services provided by another supplier with which DIRECTV has an agreement. DIRECTV_s current partners include telcos (e.g., Verizon, CenturyLink, Windstream, and Cincinnati Bell), satellite Internet providers (HughesNet and Exede Internet), and a cable company (Mediacom).62 Through these arrangements, bundles of DIRECTV video services and partner Internet access and/or voice services are offered to consumers at a discount off of the monthly service fee. However, these synthetic bundles generally lack the one-stop shopping benefits (e.g., coordinated installation and a single point of responsibility for customer care) associated with the _true_ bundles offered by single providers.63

34. AT&T is one of DIRECTV_s partners. Under the parties_ Joint Marketing Arrangement (_JMA_), AT&T can sell synthetic bundles of its wireline Internet access and/or voice service coupled with DIRECTV_s video service, and DIRECTV can sell synthetic bundles of its video

61 J. P. Morgan, “DIRECTV,” May 7, 2014, at 29.

62 DIRECTV, “DIRECTV Bundles,” available at http://www.directv.com/DTVAPP/content/packages/Internet, site visited May 24, 2014.

63 Guyardo Declaration, ¶ 31-34; Lee Declaration, ¶ 57.

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service with AT&T_s wireline Internet and/or voice service.64 [BEGIN AT&T & DIRECTV

HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T &

DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

35. Under the terms of the JMA, [BEGIN AT&T & DIRECTV HIGHLY

CONFIDENTIAL INFORMATION]

[END AT&T

& DIRECTV HIGHLY CONFIDENTIAL INFORMATION] When the synthetic bundle

64 Direct Broadcast Satellite Agreement between DIRECTV and AT&T Services, entered

September 25, 2008, and later amended October 14, 2011 (hereinafter, DBS Agreement (2008) and Residential DBS Amendment 6 (2011) respectively); Marketing and Service Referral Agreement between AT&T Services and DIRECTV, entered June 1, 2013 (hereinafter, MSRA

(2013).)

65 The JMA stipulates that [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[Graphic Appears Here]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

66 DBS Agreement (2008), § 9.4 (a) (“During the Term, DIRECTV will [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] See also, AT&T, _AT&T Residential Terms and Conditions: AT&T|DIRECTV Offer Details and Terms and Conditions,_ available at http://www.att.com/shop/residential-terms.html, site visited June 8, 2014: _Prices also include an additional $5 bundle credit on CHOICE Package or above when bundled with a qualifying AT&T service. To qualify for the $5 instant AT&T bundle discount, you must combine your AT&T and DIRECTV bill if you have local service._

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subscriber is acquired through DIRECTV, [BEGIN AT&T & DIRECTV HIGHLY

CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] In practice, a subscriber purchasing a double- or triple-play AT&T/DIRECTV bundle from DIRECTV receives a $10.00 bundle discount for 12 months when AT&T_s Internet access and/or voice services are bundled with DIRECTV_s video services.69

36. Although AT&T and DIRECTV each can act as a sales agent in selling the partner_s service as part of a bundle, customer sales and service are not integrated. Installation is handled by each company separately, requiring that the customer schedule two appointments and the companies make separate truck rolls; in the [BEGIN AT&T & DIRECTV HIGHLY

67 MSRA (2013), § 2.1.6. The former agreement allowing [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

68 MSRA (2013), Appendix 2.8.1, §§ 1.2 and 1.4.

69 DIRECTV, “AT&T Bundles: Save an Extra $120,” available at http://www.directv.com/DTVAPP/content/packages/internet/att, site visited June 8, 2014.

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AT&T. (AT&T internal data; Lee Declaration, ¶ 12.)

Some U-verse Internet access customers

are in areas where U-verse video is not available.

addition, DIRECTV_s installation often occurs in advance of AT&T_s Internet access installation, which means that the DIRECTV installer cannot connect the subscriber_s set-top box.71 Likewise, [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL

INFORMATION]

[END

AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] And when the companies provide separate bills, those bills are likely to be on different billing cycles, causing confusion for customers who have bought a _bundle._73 In summary, although the synthetic bundle offers some of the benefits of a true bundle, there are many benefits that a synthetic bundle does not offer that a fully integrated bundle would.

III. THE CHANGING VIDEO MARKETPLACE

37. Advances in technology and its availability, together with changes in consumer and advertiser demands, are changing the video marketplace. In this section, I describe these

70 Guyardo Declaration, ¶ 32; Lee Declaration, ¶ 57.

71 Guyardo Declaration, ¶ 32.

72 Guyardo Declaration, ¶ 33.

73 Guyardo Declaration, ¶ 33; see also, Lee Declaration, ¶ 57.

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changes and assess their implications for the analysis of competition and, thus, for assessment of the effects of the proposed merger.

A.

FOUR TRENDS IN THE VIDEO MARKETPLACE

38.

I begin by identifying and describing four important developments in the video marketplace.

1. Internet-access networks have improved capacity to operate as video platforms and are increasingly available.

39. Increasing download speeds are making it possible for Internet access services to support not only email and web browsing applications, but also to serve as video-delivery platforms.74 Access to very fast Internet access connections has increased dramatically over the last few years, with 82 percent of households having access to a wireline Internet access connection offering a download speed of at least 25 Mbps, compared to just under 50 percent in 2010.75 As described above, Google and others are building networks with speeds up to 1Gbps.

74 The Commission recommends a download speed of at least 4Mbps for HD video streaming. (Federal Communications Commission, “Broadband Speed Guide,” available at http://www.fcc.gov/guides/broadband-speed-guide, sites visited June 3, 2014.)

75 NTIA, “Nationwide Availability of Broadband Download Speed by Technology Type,” in

Broadband Statistics Report, February 2014, available at http://www.broadbandmap.gov/download/Technology%20by%20Speed.pdf, site visited June 1, 2014; NTIA, “All Broadband Availability by Speed: June 2010, June 2011, and June 2012,” Figure 1 in U.S. Broadband Availability: June 2010 – June 2012, available at

http://www.ntia.doc.gov/files/ntia/publications/usbb_avail_report_05102013.pdf, site visited June

1, 2014.

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2. The availability of hardware devices that can be used to view video content is growing.

40. Both the availability of devices on which video content can be viewed76 and the share of households with at least one device capable of streaming Internet video to a television set or other viewing screen are growing.77 For example, the share of television households with an Internet-connected television or a Blu-ray player [BEGIN CONFIDENTIAL

INFORMATION]

[END

CONFIDENTIAL INFORMATION] Sales of tablet computers, which can be used to stream

76 Video services delivered online are viewable on an increasing number of devices, and several services often are pre-installed on purchased devices. For example Netflix and Vudu are currently available on multiple brands of game consoles, Blu-Ray players, HDTVs set-top boxes, home theaters, mobile phones, and tablets. Vudu’s website indicates it is available on more than 200 individual devices (Netflix, “Supported Devices,” available at https://www.netflix.com/Watch?locale=en-US&Inkce=nrd-, site accessed May 28, 2014; VUDU

Devices, available at http://www.vudu.com/devices.html, site accessed May 28, 2014.)

77 [BEGIN CONFIDENTIAL INFORMATION]

[END CONFIDENTIAL INFORMATION] (Ian Olgeirson and Deana Myers, _Online video buffets, but does not break multichannel model,_ SNL Kagan, October 1, 2013; SNL Kagan, _Projected US Multichannel Subscription Substitution with OTT Video Delivery, through 2015,_ July 15, 2011.)

78 SNL Kagan, “Internet Connectable TV Set and Blu-Ray Player Estimated Penetration of Total US TVHHs,” 2013. Industry analysts have estimated that approximately half of U.S. households have a TV that is connected to the Internet. (Leichtman Research Group Press Release, “49% of U.S. Households Have a TV Connected to the Internet,” June 6, 2014, available at

http://www.leichtmanresearch.com/press/060614release.html, site visited June 8, 2014.)

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video, have also soared since the introduction of the iPad in January 2010.79 And many other devices can be used to stream video either to a television or an alternative viewing screen.80

3. Consumer and advertiser demand for interactive video is growing.

41. The manner in which consumers choose to watch video is changing and consumers are taking advantage of the interactive capabilities of different video platforms. Consumers are watching more video on demand (_VOD_).81 Moreover, consumers now sometimes choose to watch a single video offering in multiple sittings and on different devices (_content snacking_) or to watch multiple successive videos in order, often in one sitting (_binge-watching_).82 Interactivity goes beyond choosing when to watch. For instance, viewers of the 2014 World Cup will be able to engage in interactive viewing such as streaming games on demand and choosing

79 [BEGIN CONFIDENTIAL INFORMATION]

CONFIDENTIAL INFORMATION] (Morgan Stanley, “4 th Annual Streaming 13, 2013, at 1, 39.)

80 [BEGIN CONFIDENTIAL INFORMATION]

[Graphic Appears Here]

[END CONFIDENTIAL INFORMATION] (Ian Olgeirson and Deana Myers, _Online video buffets, but does not break multichannel model,_ SNL Kagan, October 1, 2013.)

81 Nielsen, “An Era of Growth: The Cross-Platform Report,” March 2013, Table 3; Nielsen, “Three Screen Report: Television, Internet and Mobile Usage in the U.S.,” Volume 7, 4th Quarter 2009, Table 4.

82 With VOD-like features and availability across many devices, OVDs are well suited to provide these types of viewing experiences. The creator of Breaking Bad, Vince Gilligan, has even credited Netflix with the show’s success, saying that the show might not have made it past its second season if it had not been able to attract additional viewership through streaming services between seasons. (Kirsten Acuna, “’Breaking Bad’ Creator Vince Gilligan Says Show’s Success Is Due To Netflix,” Business Insider, September 23, 2013.)

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from different camera angles or broadcast languages, among other options.83 Some MVPDs have invested in interactive viewing experiences. For instance, Comcast offers an interactive viewing platform called X1, and Verizon recently acquired Intel_s media division with plans to use its OnCue technology to create improved interactive services for FiOS video.84

42. Advertisers increasingly demand the ability to tailor their messages to consumers very finely. Both AT&T and DIRECTV have recognized that [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

83 ESPN will allow viewers to stream all matches live or on demand, will offer broadcasts of the matches in different languages and will allow viewers to choose among cameras and camera angles, among other features. (Edgar Alvarez, “ESPN makes it easy for you to watch the World Cup anytime, anywhere,” Engadget, May 5, 2014, available at http://www.engadget.com/2014/05/05/espn-2014-world-cup/, site visited June 7, 2014; Microsoft’s Xbox One system will feature its Destination Brazil hub, which will integrate match notifications, scores, real-time statistics, polls and a live Titter feed with the viewing experience.

(Edgar Alvarez, “Microsoft is getting the Xbox One ready for World Cup action,” Engadget, June 3, 2014, available at http://www.engadget.com/2014/06/03/microsoft-xbox-world-cup/, site visited June 7, 2014; Jon Robinson, “Microsoft Promises Interactive World Cup with Destination Brazil,” Sports Illustrated Extra Mustard, available at http://extramustard.si.com/2014/06/02/microsoft-promises-interactive-world-cup-with- destination-brazil/, site visited June 7, 2014.)

84 Comcast Press Release, “Customers launches X1 DVR with cloud technology and live in-home streaming in Boston,” February 4, 2014, available at http://corporate.comcast.com/news- information/news-feed/comcast-launches-x1-dvr-with-cloud-technology-and-live-in-home- streaming-in-boston, site visited June 8, 2014; Fierce Cable, “Verizon: Intel OnCue acquisition will power new OTT video service, next-gen FiOS TV product,” January 21, 2014, available at http://www.fiercecable.com/story/verizon-intel-oncue-acquisition-will-power-new-ott-video- service-next-gen-f/2014-01-21, site visited June 7, 2014.

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[END AT&T & DIRECTV HIGHLY CONFIDENTIAL

INFORMATION]

4. Consumer demand for multi-platform viewing is increasing.

43. Industry participants have concluded that many consumers value being able to watch video content on multiple screens_including smart phones, tablets, and desktop computers_ rather than being restricted to traditional television sets.86 In other words, many consumers want to watch what they want, when they want, wherever they are. _TV Everywhere,_ whereby an authenticated MVPD subscriber can also watch programming online is one example of a strategy responding to this development. Both AT&T and DIRECTV have identified multi-screen strategies as being important,87 and both have (limited) multi-screen offerings today.88 Industry

85 AT&T, “Video Strategy: Pre-reading Materials Strategy Session,” April 3, 2013, at 14, 23-24; DIRECTV, “JIGSAW: A new digital proposition for 2014,” January 14, 2014, at 2.

86 Stankey Declaration, ¶ 4; Lee Declaration, ¶ 42.

87 A recent AT&T survey found that [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] (AT&T Presentation, _Insights into Action: Video,_ July 2013, at 11-12, 15.)

88 DIRECTV currently offers a TV everywhere product that allows subscribers to stream select channels live to tablets and mobile phones within the customer’s home Wi-Fi network or, away from home, with a high-speed Internet connection. DIRECTV Everywhere also allows subscribers to watch on demand programming on tablets, computers, and mobile phones through use of a DIRECTV application, and on a computer through the use of a DIRECTV player.

DIRECTV also offers its subscribers the opportunity to purchase a GenieGO set-top box for $99 that allows subscribers to download programming stored on their DVRs to mobile devices and computers. (DIRECTV website, available at http://www.directv.com/technology/directv_everywhere?ACM=false&lpos=Header:3; https://support.directv.com/app/answers/detail/a_id/3895/?mydtv=true&; https://support.directv.com/app/answers/detail/a_id/3892/?mydtv=true&;

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analysts have also recognized the consumer demand for multi-platform viewing and TV everywhere, noting that although traditional television sets remains the primary method for watching video, consumers are increasingly viewing video on multiple devices.89 And subscribers are increasingly taking advantage of the TV everywhere offerings of their MVPD providers.90

https://support.directv.com/app/answers/detail/a_id/3891/?mydtv=true&; http://www.directv.com/technology/geniego, sites visited June 4, 2014.)

AT&T offers a U-verse app that allows subscribers to stream selected live TV channels to smartphones and tablets, watch selected video on demand, and manage and download DVR recordings. Content available varies by device, TV plan and viewing location. Additionally, AT&T_s Mobile TV offers some live TV and VOD programming to AT&T wireless customers with capable Android and Blackberry devices for a monthly fee. (AT&T U-verse website, available at http://www.att.com/esupport/article.jsp?sid=KB408962&cv=813#fbid=i0d7xBHOPks; http://uverseonline.att.net/uverse/uverseapp; http://mobiletv.att.com/, sites visited June 4, 2014.)

89 “With the explosion of smartphones and digital tablets and the steady rise of Internet-connected televisions, gaming consoles, etc., consumers are increasingly watching streaming or downloaded video when and where they want.” (Experian Marketing Services, “Cross-device video analysis:

Engaging consumers in a multi-screen world,” April 2014, at 2 and 4.)

Similarly, [BEGIN

CONFIDENTIAL INFORMATION]

[END CONFIDENTIAL INFORMATION] (IDC, _U.S. Subscription Over-the-Top Video Services Subscriber 2013-2017 Forecast,_ April 2013, Table 2.)

90 A recent report by Adobe recognized the increasing share of subscribers using TV everywhere, the increasing number of TV everywhere videos content viewed and the increasing number variety of mediums used to view TV everywhere in recent years. (Adobe, “US Digital Video Benchmark: Adobe Digital Index Q1 2014,” at 3-4, 8,-9, 11, 12, available at http://www.cmo.com/content/dam/CMO_Other/ADI/Q12014_VideoBenchmark/Q12014_VideoB enchmark.pdf, site visited June 4, 2014.)

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B. IMPLICATIONS OF THE TRENDS FOR COMPETITION

44. The four industry trends described above are changing the way in which video services are delivered and consumed, with important implications for competition, in general, and for the competitive positions of distribution networks without interactive capabilities, in particular.

1. OVDs are becoming increasingly important competitors.

45. Traditional MVPD service combines video content packaging and video transport services. Access to faster Internet access networks, however, allows video packaging and video transport services to be offered separately from one another. Consequently, a new business model has developed. In contrast to traditional MVPDs, online video distributors (_OVDs_) offer video content over an Internet-Protocol transmission path provided by an entity other than the OVD, allowing viewing on any connected device such as desktop computers and laptops, tablets, mobile phones, and traditional television sets.91 That is, OVDs offer content packaging services separately from the underlying physical distribution services; the transport and content packaging layers are _delaminated._

46. OVDs include companies focused on serving as OVDs (e.g., Netflix), large diversified companies (e.g., Amazon or Apple), content providers or aggregators (e.g., Hulu, ABC.com, and HBO Go), and traditional MVPDs (e.g., Redbox Instant by Verizon or Comcast Xfinity). Firms such as Amazon, Apple, Google, Netflix, and Sony all possess important complementary assets

91 OVDs are sometimes called over-the-top (“OTT”) service providers. OVDs earn revenue through subscriptions, advertising, and transactions (i.e., the rental or purchase of video).

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(e.g., strong web-based customer relationships, deep software and hardware expertise, and in several cases, huge financial resources) that will provide them competitive advantages as OVDs.

47. The services offered by many OVDs have been considered in the past to be complements to_rather than substitutes for_MVPDs_ services. However, both the Department of Justice and the Commission acknowledged the growing competitive significance of OVDs in their January 2011 evaluations of the Comcast-NBCU transaction. The Department of Justice observed that professional full-length video content was increasingly being distributed to residential customers through Internet-connected devices, and it defined the relevant product market in that matter to include both MVPDs and OVDs.92 Noting that proper market definition should consider future substitution patterns, the Department of Justice pointed to large investments being made by OVD companies as strong evidence of _market participants_ view of the increased likelihood of consumer substitution between MVPD and OVD services._93 Similarly, the Commission concluded that Internet delivery of video programming was an _established and growing business,_ which had a mainstream role in content delivery.94 Furthermore, the Commission

92 Competitive Impact Statement, United States of America, et al. v Comcast Corp., General Electric Co., and NBC Universal, Inc., Case No. 1:11-cv-00106, January 8, 2011 (hereinafter,

Comcast-NBCU Competitive Impact Statement) at 7 and 12. The Department of Justice’s definition of video programming distribution in this analysis was “characterized by the aggregation of professional produced content consisting of entire episodes of shows and movies, rather than short clips.” Despite having the word distribution in its name, the Department of Justice’s characterization of video programming distribution is what I describe as content packaging rather than content transport.

93 Comcast-NBCU Competitive Impact Statement, at 20.

94 Federal Communications Commission, Memorandum Opinion and Order, Applications of Comcast Corporation, General Electric Company and NBC Universal, Inc., MB Docket No. 10-

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noted that _even if OVDs are not a viable competitive alternative to MVPDs today, they will become one in the near future_ and that both applicants and commenters agreed that the consumer preference to watch programming _anytime, anywhere_ would continue to grow.95

48. Differences in the types of programming available from MVPDs and OVDs has been a source of differentiation between them. However, in recent years, several OVDs have begun showing original programming of the type associated with broadcast and cable television networks, much of it critically acclaimed. For example, Netflix, Hulu, Amazon, and Crackle have all launched original content,96 and Netflix has announced its intent to _substantially

56, rel. January 20, 2011 (hereinafter, Comcast-NBCU Memorandum Opinion and Order), at 25-26.

95 Comcast-NBCU Memorandum Opinion and Order, at 27 and 31.

96 Netflix: Netflix first offered original content in 2009 with the horror miniseries Splatter. (Tyler Gray, “What ‘Splatter’ Means for the Future of Netflix,” Fast Company, October 16, 2009, available at http://www.fastcompany.com/1407386/what-splatter-means-future-netflix, site visited May 30, 2014.). Since then it has produced 9 series and 26 specials, miniseries, or films.

Many of these were met with critical acclaim. For example, House of Cards won three Emmy Awards in 2013 (Amol Sharma and Alexandra Cheney, “Netflix Makes Some History With Showing at Emmys,” The Wall Street Journal, available at

http://online.wsj.com/news/articles/SB10001424052702303759604579092061505560526, sited visited June 2, 2014) and was the first online-only show to win a Golden Globe Award (Jeff Sommer, _A Netflix Scoreboard: 3 Emmys, a Golden Globe and a Soaring Stock,_ The New York Times, January 18, 2014, available at http://www.nytimes.com/2014/01/19/business/a-netflix-scoreboard-3-emmys-a-golden-globe-and-a-soaring-stock.html?_r=0, site visited June 2, 2014). Additionally, The Square became the first Netflix production to receive an Academy Award nomination (_List of original programs distributed by Netflix,_ Wikipedia, available at http://en.wikipedia.org/wiki/List_of_original_programs_distributed_by_Netflix, site visited May

1, 2014). Netflix reportedly paid over $100 million to license and produce two seasons of House of Cards and is reportedly currently in talks to spend even more to license historical drama The Crown. (Julianne Pepitone, _Netflix_s $100 million bet on must-see TV,_ February 1, 2013. Ryan Lawler, _Netflix Is Bidding Big On New Original Series The Crown, Which Could Cost More Than House Of Cards,_ May 22, 2014, available at http://techcrunch.com/2014/05/22/netflix-the-crown/, site visited May 23, 2014.)

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increase_ its investments in original content in 2014.97 In addition, leading OVDs have signed significant distribution deals for content owned by other providers. Since 2010, for example, Netflix has signed distribution agreements with DreamWorks Animation, Discovery Communications, Lionsgate, AMC Networks, Disney, The CW, Sony and NBC Universal, including exclusive rights to distribute some first-run and direct-to-video content for Disney.98

Hulu: Hulu_s original content includes series such as Deadbeat, The Awesomes, Quick Draw, East Los High, and Moone Boy. In addition, Hulu offers Doozers, the first Hulu Original for Hulu Kids and a critically-acclaimed documentary series Behind the Mask. (Mike Hopkins, _Today at the Hulu Upfront,_ Hulu Blog, April 30, 2014, available at http://blog.hulu.com/2014/04/30/today-at-the-hulu-upfront/, site visited May 30, 2014.) In 2012, Hulu reached a multi-year licensing deal to stream more than 2,600 episodes of CBS programs through the Hulu Plus subscription service. (CBS Press Release, _CBS and Hulu Announce Licensing Agreement for Library Content on the Hulu Plus Subscription Service,_ November 5, 2012, available at http://www.cbscorporation.com/news-article.php?id=918, site visited May 28, 2014. ) Amazon: Amazon Video offers five original comedy and drama series (The After, Alpha House, Bosch, Mozart in the Jungle, and Transparent) and five original children_s series (Annebots, Gortimer Gibbon_s Life on Normal Street, Creative Galaxy, Tumbleaf, and Wishenpoof!). (_Amazon Originals Coming Soon,_ Amazon, available at https://www.amazon.com/gp/feature.html?docId=1001155581, site visited May 30, 2014. ) Sony: Sony Crackle has produced original series including Sequestered, Comedians in Cars Getting Coffee, Chosen, and Cleaners. It also has original content aside from television series such as feature film The Throwaways, game show Sports Jeopardy!, and documentary series Playing it Forward. (_Crackle Unveils New Original Programing and Renews Three Hit Series at 2014 Digital Content Newfronts,_ available at http://www.crackle.com/about/, site visited May 30, 2014.)

97 2013 Netflix 10-K, at 26.

98 Netflix: Netflix Press Release, “NBCUniversal and Netflix Renew Multi-Year TV and Film Content Agreement,” July 13, 2011; Erica Orden, Christopher S. Stewart and Ian Sherr, “Disney Deal Puts Netflix in Pay-TV Big League,” Wall Street Journal, December 4, 2012; Netflix Press Release, “Netflix and DreamWorks Animation Launch First Ever Netflix Original Series for Kids,” February 12, 2013; Netflix Press Release, “Netflix and Lionsgate Unite for Exclusive Syndication Arrangement to Stream Up to Seven Seasons of Acclaimed Series ‘Mad Men’ to Netflix Members,” April 5, 2011; Netflix Press Release; “Netflix Announces The Killing Season 3 Coming Exclusively to its Streaming Members Globally,” March 14, 2013; Netflix Press Release, “‘Breaking Bad’ Spinoff ‘Better Call Saul’ Coming to Netflix Streaming Members

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In 2013, the Commission noted that OVDs continue to expand the amount of video content available through original programming and new content licensing agreements.99 In this last respect, it is notable that some firms, such as Sony and Apple, are rumored to be developing

Globally in 2014,_ December 16, 2013; Discovery Communications Press Release, _Netflix and Discovery Communications Renew and Expand TV Show Streaming Agreement,_ September 11, 2011. _Netflix Pays $1 Billion for CW Streaming Rights,_ Ad Week, October 14, 2011; George Szalai, _Netflix Gets Rights to Sony Animation Films,_ May 27, 2014. Other major content deals that have been signed since 2010 include: Amazon: Deals with HBO, NBC Universal, Epix, A&E, PBS, Warner Brothers, MGM, Paramount, CBS and Discovery. (_Amazon Bringing HBO Programming Like _The Sopranos_ Exclusively to Amazon Prime Members,_ Forbes, April 23, 2014; _Amazon Announces Digital Video License Agreement with NBC Universal Domestic TV Distribution,_ Business Wire, July 28, 2011; _Amazon and Epix strike movie deal; Netflix shares drop,_ Reuters, September 4, 2012; _Amazon signs deal to bring A&E, Bio, History, and Lifetime TV shows to Prime Instant Video,_ Venture Beat, January 4, 2013; _Amazon Expands Licensing Agreement With PBS,_ The Wall Street Journal, June 26, 2013; _Amazon Prime Secure Warner Bros Online TV Show Deal,_ World TV PC, July 22, 2012; _Amazon Add MGM Content to Streaming Service,_ World TV PC, June 14, 2011;. _Amazon Link Up with Paramount for Movie Streams,_ World TV PC, May 25, 2012; _Amazon Forge Streaming Deal with CBS,_ World TV PC, July 22, 2011; _Amazon Sign Up Discovery Content for Instant Video Service,_ World TV PC, March 15, 2012.) Hulu: Deals with Disney, NBC Universal, The CW and Univision. (_Hulu Reaches Tentative Deal for Renewed Disney Show Rights — and More Ad,_ Ad Age, June 24, 2011; _Hulu Plus Inks Exclusive Licensing Deal With Parent NBCUniversal,_ Broadcasting Cable, April 2, 2014; Hulu Blog, _2011, 2012 and beyond,_ January 12, 2012, available at http://blog.hulu.com/2012/01/12/2011-2012-and-beyond/, site visited June 4, 2014.) Sony: Deals with Funimation, Animax, and NBC Universal. (_Crackle Service Streams Funimation Anime on Xbox Live,_ Anime News Network, February 6, 2012; _Sony_s Crackle Adds Animax Anime Channel,_ Deadline, January 17, 2012; _NBCUniversal Inks Film Streaming Deal With Sony_s Crackle,_ Deadline Hollywood, April 3, 2014.) RedBox Instant by Verizon: Deals with Paramount, Warner Brothers, Epix, Sony. (_Paramount Home Entertainment and redbox Announce Multi-Year License Agreement,_ PR Newswire, June 15, 2010; Redbox Press Release, _Redbox, Redbox Instant by Verizon and Warner Bros. Home Entertainment Announce Mult-Year Content-Licensing Agreements,_ October 25, 2012; _Redbox, Verizon Streaming Venture Strikes Epix Deal, Unveils Monthly Pricing,_ The Hollywood Reporter, December 12, 2012; _Redbox Amends Licensing Agreement with Sony,_ Street Insider, September 1, 2011.)

99 15th Report on Competition in the MVPD Market, ¶ 9.

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OVD services that attempt to replicate large portions of the packages offered by traditional

MVPDs, including linear networks and live programming.100

49. In some respects, consumers are watching OVD content in ways more like those of linear television than they have in the past. For example, online viewing is becoming more concentrated in the evening hours, similar to traditional TV.101 Thus, although consumers may be binge watching or content snacking (which differ from watching linear television), they are engaging in those activities during the time of day they used to watch linear television.

Additionally, despite the increasing consumer demand for multi-platform video, many

100 In January 2014, Sony Computer Entertainment announced plans for a 2014 U.S. test of a “virtual cable” product with live TV, VOD, and cloud-based DVR programming and services. Sony has signed a deal for carriage of Viacom channels on this service, including MTV, Comedy Central and Nickelodeon, and is reportedly in talks with other content producers. (Steve Donohue, “Sony gears for launch of virtual cable service,” FierceCable, January 8, 2014, available at http://www.fiercecable.com/story/sony-gears-launch-virtual-cable-service/2014-01-08, site visited May 29, 2014; Amol Shama, “Sony Grabs Lead in Race for Internet Pay TV; Preliminary Deal to Carry Viacom Channels is Content Coup for Planned Service,” The Wall Street Journal, August 15, 2013.) Apple was reportedly in talks with content producers including ESPN, HBO and Viacom in mid-2013. (Don Reisinger, “Apple said to be eyeing HBO, Viacom, ESPN as TV partners,” CNET, August 22, 2013, available at http://www.cnet.com/news/apple-said-to-be- eyeing-hbo-viacom-espn-as-tv-partners/, site visited June 4, 2014.)

101 A study by Sandvine found that: North American Internet subscribers are increasingly online in peak evening hours relative to off-peak hours; total consumption of fixed data is increasing; and real-time entertainment (on-demand usage of video or audio content) is accounting for an increasing share of total peak-period Internet data usage. Sandvine predicts that “[a]s Real-Time Entertainment continues to dominate the network, we expect subscriber usage will continue to become more and more concentrated to peak hours.” Netflix accounts for the largest share of downstream fixed Internet access peak-period data usage of any application, and that share has been steadily increasing, from just over 20 percent in 2010, to more than a third today. Amazon video is now the 9 th largest fixed downstream peak period application, with a 1.9 percent share of data and Hulu is the 10 th largest, with a 1.7 percent share. Neither company ranked among the top 10 peak period applications in 2010. (Sandvine, Global Internet Phenomena Report Fall 2010, at 9, 13, 15, 18, 37; Sandvine, Global Internet Phenomena Report 1H2014, at 5-6, 8, 28.)

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consumers mimic the traditional television viewing experience with OVD by streaming OVD content to a television set.102

50. [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] Although OVDs_ services are largely complementary to MVPDs_ services today,103 AT&T has observed that [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION]

102 As described in a recent Experian study: “Television is likely to remain the primary device to consume video as a group for a long time to come, whether the source of video comes from a broadcast signal, a cable or satellite feed or streamed through the Internet.” The Experian study found that, of total individuals that stream video to their television, 32 percent report that this is the primary activity for which they use their television. (Experian Marketing Services, “Cross- device video analysis: Engaging consumers in a multi-screen world,” April 2014, at 2, 5.)

103 AT&T Presentation, “AT&T Video Strategy: The Evolution of OTT Video Entertainment,” January 24, 2014, at 9.

104 AT&T Presentation, ““Insights iinto AAction: Video,”” JJuly 22013, at 5. See also, AT&T Presentation, [BEGIN AT&T HIGHLY CONFIDENTIAL INFORIVIATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] September 2013. at 12, noting that [BEGIN AT&T HIGHLY] , t [ A CONFIDENTIAL INFORMATION] [END AT&T HIGHLY

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[END AT&T HIGHLY CONFIDENTIAL

INFORMATION] [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

105 AT&T Presentation, [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[Graphic Appears Here]

106 AT&T Presentation, “Insights into Action: Video,” July 2013, at 29-39.

107 AT&T Presentation, “Substitution Research,” February 2012, at 3, 5, 21, 24, 36; AT&T Presentation, “Insights into Action: Video,” July 2013, at 15-16, 21, 34; AT&T, “Corporate Strategy Video Research: Quantitative Topline Report,” May 14, 2013 at 62.

108 [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] (DIRECTV, _JIGSAW: A new digital proposition for 2014,_ January 14, 2014, at 1.) See also, Doyle Declaration, ¶¶ 15 and 18; Guyardo Declaration, ¶¶ 12-16; and DIRECTV Presentation, _No Pay TV Re-contact Survey: Wave 4,_ August 2013, at 12.

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[END DIRECTV HIGHLY

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51. In early 2012, [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T

109 [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] (DIRECTV, _JIGSAW: A new digital proposition for 2014,_ January 14, 2014, at cover page and 1.)

110 DIRECTV, “JIGSAW: A new digital proposition for 2014,” January 14, 2014, at 1.

111 AT&T Presentation, “AT&T Portfolio Strategy Review Discussion,” March 23, 2012, at 35. See also, AT&T Presentation, “Substitution Research,” February 2012, at 17.

112 AT&T Presentation, “Insights into Action: Video,” July 2013, at 19-20.

113 AT&T Presentation, “Insights into Action: Video,” July 2013, at 22-28.

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HIGHLY CONFIDENTIAL INFORMATION] [BEGIN DIRECTV HIGHLY

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114 Guyardo Declaration, ¶ 14.

115 DIRECTV Presentation, “No Pay TV Re-contact Survey: Wave 4,” August 2013, at 19.

(DIRECTV notes that “Industry reports have offered varying images of cord cutters. This group, although small, is hard to generalize.”) See also, DIRECTV Presentation, “No Pay TV Re- contact Survey: Wave 4,” August 2013, at 12.

116 For example, one internal presentation notes that among DIRECTV subscribers that also subscribe to OVD services, 12 percent downgraded their core package and 24 percent decreased their usage of VOD and PPV. (DIRECTV Presentation, “Hulu Opportunity: Update to Board of Directors,” June 2013, at 4.) See also, Guyardo Declaration ¶ 15.

117 DIRECTV, “JIGSAW: A new digital proposition for 2014,” January 14, 2014, at 1; Guyardo Declaration, ¶ 15

118 DIRECTV, “JIGSAW: A new digital proposition for 2014,” January 14, 2014, at 1. [BEGIN

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[END DIRECTV HIGHLY CONFIDENTIAL

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[END DIRECTV HIGHLY CONFIDENTIAL

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52. Recent subscribership trends suggest that OVDs may be becoming competitors of

MVPDs in addition to complementors. MVPD subscribership has begun to decrease. According to SNL Kagan, total U.S. MVPD subscriber growth began to slow around the time of the Comcast-NBCU transaction, with annual net subscriber additions falling from 1.7 million in 2009 to just over 150,000 in 2010.120 Much of this slowdown was very likely due to the effects of the Great Recession on consumers_ discretionary income. However, even as the economy was recovering in 2012, [BEGIN CONFIDENTIAL INFORMATION]

[END CONFIDENTIAL INFORMATION] This trend has continued, with a decrease of [BEGIN CONFIDENTIAL INFORMATION] [END CONFIDENTIAL

119 DIRECTV, “JIGSAW: A new digital proposition for 2014,” January 14, 2014, at 2.

120 [BEGIN CONFIDENTIAL INFORMATION]

[END CONFIDENTIAL INFORMATION]

(SNL Kagan, _U.S. Multichannel Industry Benchmarks 1980-2021,_ 2014.)

121 SNL Kagan, “U.S. Multichannel Industry Benchmarks 1980-2021,” 2014. [BEGIN

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[END CONFIDENTIAL INFORMATION]

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INFORMATION] MVPD subscribers in 2013.122 Although the total number of U.S. television viewers has stayed essentially flat over this period, the number of people who reported watching video via the Internet increased by 10 percent.123 This trend is also reflected in the financial and subscribership growth in the OVD industry. Since 2010, the leading OVD, Netflix, has more than doubled its streaming subscriber base and its total revenue,124 and Hulu_s subscription service, which was launched in 2010, has since grown to more than six million subscribers with 2013 annual revenue of $1 billion.125 In a recent Notice of Proposed Rulemaking, the Commission itself noted the _tremendous growth in the online voice and video markets,_ pointing to increases in time spent watching online video by U.S. consumers as reported by Nielsen and the rising revenues of online video providers as reported by SNL Kagan.126

53. Despite inconsistent definitions of _cord-cutters,            cord-shavers,_ and _cord-nevers,_

industry analysts appear to agree that the number of these households as a percentage of total

122 SNL Kagan, “Cable’s Q1 video subs improvement muted by softer telco results,” May 20, 2014.

123 Nielsen, “An Era of Growth: The Cross-Platform Report,” March 2013, Table 2; Nielsen, “Three Screen Report: Television, Internet and Mobile Usage in the US,” 4 th Quarter 2009, Table 3.

124 Since 2010, the total number of Netflix streaming customers has increased by 140 percent, from 20 million to 48 million, and total annual revenue has increased by more than 100 percent, from $2.2 billion to $4.4 billion. (Netflix 2010 Annual Report; Netflix Consolidated Segment Financial Information for 1Q 2014 and year end 2013, available at http://ir.netflix.com/financials.cfm?CategoryID=282, site visited May 21, 2014.)

125 Hulu revenue increased by 280 percent between 2010 and 2013, from $263 million to $1 billion. (Hulu Blog, “A Strong 2013,” available at http://blog.hulu.com/2013/12/18/a-strong-2013/, site visited, May 21, 2014; Hulu Blog, “Q1,” available at http://blog.hulu.com/2011/04/04/q1/, site visited May 21, 2014; Meredith Blake, “Hulu expands original content, boasts 6 million Hulu Plus subscribers,” Los Angeles Times, April 30, 2014.)

126 Federal Communications Commission, Notice of Proposed Rulemaking, In the Matter of Protecting and Promoting the Open Internet, GN Docket No. 14-28, May 15, 2014, ¶ 32.

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U.S. households is increasing.127 Although they have mixed views on how closely OVDs compete with traditional MVPDs, analysts have observed the slower growth or decreases in pay TV_s penetration of total U.S. households in recent years, and in some cases these analysts have forecasted that these trends will continue.128 Analysts have also observed that households with certain characteristics, such as having a Netflix or Hulu subscription or having smartphones or tablets, are more likely than the average household to be cord-cutters.129

127 For example, Experian found that cord-cutters (defined as high speed Internet subscribers with no cable or satellite service) as a percentage of US households increased from 4.5 percent in 2010 to 6.5 percent in 2013. (Experian Marketing Services, “Cross-device video analysis: Engaging consumers in a multi-screen world,” April 2014, at 6.)

128 See, e.g., SNL Kagan, “Projected U.S. Multichannel Subscription Substitution with Over-the-Top Video Delivery (2012-2017),” [BEGIN CONFIDENTIAL INFORMATION]

[END CONFIDENTIAL INFORMATION] AT&T Presentation, _OTT Penetration Analysis,_ July 22, 2011, at 4-5, [BEGIN CONFIDENTIAL INFORMATION]

[END CONFIDENTIAL INFORMATION] Morgan Stanley, _4th Annual Streaming Survey,_ March 13, 2013, at 10 [BEGIN CONFIDENTIAL INFORMATION] [END CONFIDENTIAL INFORMATION] CEA Market Research Report, _The Market for U.S. Household Television Services,_ June 2014, at 2-

3 [BEGIN CONFIDENTIAL INFORMATION]

129 For example, Experian estimates that, in 2013, 18.1 percent of households with a Netflix or Hulu subscription were cord-cutters (up from 12.7 percent in 2010). Households with a smartphone are estimated to be 20 percent more likely than the average household to be a cord-cutter and households with a tablet are 36 percent more likely. The likelihood increases if the smartphone or tablet is an Apple product. (Experian Marketing Services, “Cross-device video analysis: Engaging consumers in a multi-screen world,” April 2014, at 6.)

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54. In summary, although many OVD services will remain complementary to traditional MVPD services for the near future, OVDs are also becoming increasingly important competitors with MVPDs.

2. The standalone value of a one-way network is diminishing.

55. The increasing demand for interactive video services and the wider availability of Internet access services that are increasingly capable of delivering video services has powerful implications for the competitive position of a one-way, specialized video transport network, such as DBS.

56. DIRECTV_s DBS satellite network is a highly efficient means of delivering linear television. As a standalone, one-way network, however, it is unable to support either: (a) the range of interactive services that viewers increasingly expect and demand; or (b) the tailored ad delivery that advertisers increasingly seek. For example, DIRECTV offers VOD by caching the most popular programming in a dedicated section of its subscribers_ DVR_s memory and by relying on its subscriber_s broadband Internet access connection to provide other programming.130 Consequently, DIRECTV is increasingly reliant on its customers_ having a broadband Internet connection. Without such a connection, DIRECTV cannot offer the full range of services necessary to compete for the patronage of many consumers. In this way, the

130 The amount of storage on the set-top box is limited. DIRECTV’s most advanced set-top boxes currently have room for storage of [BEGIN DIRECTV HIGHLY CONFIDENTIAL

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INFORMATION] managed by DIRECTV. The subscriber can also store up to [BEGIN

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[END

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(Doyle Declaration, ¶ 21.)

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services offered by DIRECTV are similar to those offered by OVDs in that each offers video services that rely heavily on broadband transport services provided by other firms.

57. The growth of higher-speed broadband Internet access services means that, although DIRECTV has historically had an advantage over OVDs in the form of a highly efficient network for the delivery of linear television, that network will be less of a source of competitive advantage going forward than it has been in the past.131 First, as consumer demand for interactivity and video-on-demand grows, the advantage of DIRECTV_s satellite network (which does not facilitate interactivity) declines.132 Second, any advantage that the DIRECTV satellite network has as a platform for linear television distribution declines as the speeds of available Internet access services rise. For both these reasons, higher Internet access speeds will erode the traditional advantage that DIRECTV_s satellite network has given it over OVDs. With a less-advantaged video distribution network, the value of DIRECTV_s assets will become more centered in its video packaging services.

131 [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END DIRECTV HIGHLY

CONFIDENTIAL INFORMATION] (DIRECTV, _JIGSAW: A new digital proposition for 2014,_ January 14, 2014, at cover page and 2.) For further discussion of OVD growth and how it is affecting DIRECTV_s competitive prospects, see, Guyardo Declaration, ¶¶ 12-17 and Doyle Declaration, ¶¶ 15-19.

132 Guyardo Declaration, ¶ 5.

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58. [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] Industry analyst SNL Kagan projects that [BEGIN CONFIDENTIAL INFORMATION] [END CONFIDENTIAL INFORMATION] Industry analysts also predict limited growth for DIRECTV.137

133 AT&T, Project Star – Executive Briefing Book, May 16, 2014, at 17. However, for the reasons discussed below, AT&T also anticipates that by combining its complementary services and assets with those of DIRECTV, the proposed transaction can slow the rate of decline. (Moore

Declaration, ¶ 28.)

134 Doyle Declaration, ¶¶ 11-12, and Figures 1 and 2. DIRECTV suffered a net loss of subscribers in a financial quarter in 2013 for the first time in the history of the company.

135 DIRECTV, “2014 3 Year Plan Subscriber Forecast – January, 2014.”

136 SNL Kagan, “U.S. DBS Industry Projections, 2012-2023, 2013.”

137 [BEGIN CONFIDENTIAL INFORMATION]

[END CONFIDENTIAL INFORMATION]

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59. In addition to supporting interactive services, broadband Internet access is complementary to DIRECTV_s satellite-delivered video services in another way. Many consumers seek to purchase broadband Internet access and video services from the same firm in order to realize the benefits of one-stop shopping, and DIRECTV_s satellite video network is poorly suited to providing Internet access services on its own.138

60. DIRECTV has responded to the different types of complementarities just described by partnering with Internet access providers. However any such arm_s-length partnership is subject to severe limitations as DIRECTV_s experience plainly illustrates.139 As described briefly above and more fully below, although DIRECTV_s JMA with AT&T has achieved some degree of coordination, that coordination falls far short of what is desirable and what could be achieved as a consequence of the proposed merger.

IV. THE COMPANIES_ POST-MERGER PLANS

61. Within AT&T_s video-capable wireline network footprint (comprising VDSL and FTTP technologies), the parties intend to continue offering DIRECTV_s DBS service, as well as a U-verse video product that both combines AT&T_s video network with DIRECTV_s content packaging services and takes advantage of their combined larger scale to lower costs and improve quality. These video services will be offered on both a standalone basis and bundled

138 Satellite networks can be used to provide Internet access in limited circumstances. The Commission has described such satellite services as “useful for serving remote or sparsely populated areas.” (Federal Communications Commission, “Getting Broadband,” available at http://www.fcc.gov/guides/getting-broadband, site visited June 7, 2014.)

139 Guyardo Declaration, ¶¶ 18-38.

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with other AT&T services, most notably its broadband Internet access service. Because the merger will internalize complementarities, the merged company can be expected to offer bundles that are superior to those that the companies offer through their existing joint marketing arrangement.

62. Within that portion of AT&T_s wired footprint that is not video-capable (comprising the IPDSL and legacy DSL technologies), the parties will use DIRECTV_s DBS technology to deliver video content.140 Here too, because the merger will internalize complementarities, the merged company can be expected to offer a bundle superior to those that they offer through their existing joint marketing arrangement.

63. Outside of AT&T_s wireline footprint, the merged entity will use AT&T Mobility_s national retail distribution system to help market and provide customer care for DIRECTV_s video service and use scale and coordination to offer new services to mobile customers.141 The combined entity will also create attractive bundles combining AT&T_s mobile services with DIRECTV_s video service.142

64. Additionally, AT&T has stated its intention to increase its investment in new network facilities, including:

Increasing the FTTP footprint.

140 See, AT&T/DIRECTV Public Interest Showing at 4, discussing the continued post-merger availability of video delivered using DIRECTV’s DBS network; Stankey Declaration, ¶ 29.

141 Stankey Declaration, ¶¶ 30-31.

142 Stankey Declaration, ¶ 30.

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Introducing fixed wireless local loop in rural areas, creating a new broadband Internet access option for many consumers who may not at present have a robust Internet access option. In these areas, the combined company will offer a well-coordinated bundle including AT&T_s Internet services over DIRECTV_s DBS system.

65. Because of the complementarities between Internet access and DIRECTV_s video services, DIRECTV has commercial arrangements with several Internet access providers (e.g., Verizon).143 I understand that, post-merger, the combined company expects to maintain these partnerships.144

V. ASSESSMENT OF PRICE EFFECTS BEFORE ACCOUNTING FOR MERGER EFFICIENCIES

66. In this section, I present an analysis of the pricing pressures that would be generated by the proposed merger under the counterfactual assumption that it would give rise to neither lower costs nor increased investment incentives. In a typical, horizontal merger (i.e., one in which the parties offer solely substitute products), the qualitative analysis of pricing pressure is trivial: there is always some upward pricing pressure in the absence of efficiencies. For such a merger, the central question for a consumer-welfare analysis is whether there exist sufficient merger efficiencies to offset the upward pricing pressure. The proposed transaction presents a very different situation because, although in some areas AT&T sells video services (predominantly in bundles) that are substitutes for DIRECTV_s video services, AT&T_s most important services

143 Guyardo Declaration, ¶ 19.

144 See, AT&T/DIRECTV Public Interest Showing, note 22.

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(i.e., high-speed Internet access and mobile wireless services) are complements for DIRECTV_s video services.

67. For the same reasons that a merger of firms selling substitute products tends to put upward pressure on prices, all else equal, a merger of firms selling complementary services tends to put downward pressure on prices, all else equal. The underlying economic principle was recognized by Cournot in 1838 and gives rise to what is known as the _Cournot complements,_ or _double marginalization,_ problem.145 When two products are complements, an increase in the price of one product reduces sales of the other. When the products are sold by independent firms, neither seller takes into account the effects of its price on the other seller. Consequently, the firms set their prices or margins higher than is jointly optimal. By internalizing the associated complementarities (i.e., solving the double-marginalization problem), a merger creates downward pricing pressure even in the absence of any efficiencies in the form of cost savings or quality improvements.

68. One question is whether the firms might solve the double marginalization problem through an arm_s-length, contractual relationship rather than merger. For several reasons, the answer is no. First, given different cost structures and/or strategic visions, the firms may disagree on what is the most profitable synthetic bundle price. This problem is made even more difficult when market conditions change rapidly. For instance, if a competing cable company offers a short-term promotion that reduces the price of its bundles, the parties would have to

145 Antoine Augustin Cournot, [1838] (1897). Researches into the Mathematical Principles of the Theory of Wealth (translated by N. T. Bacon), London: Macmillan.

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reach agreement on how to respond, and they would have to do so in a very timely fashion, which could be difficult. One response would be to let each firm choose the discount that it offered for synthetic bundles as long as that firm was the one responsible for the discount at the margin. But then the double marginalization problem arises: offering a larger discount would benefit the other firm, so that neither firm would be willing to set its bundle price as low as would a unitary decision maker.

69. A second problem with an arm_s-length agreement is that, even if the firms could agree on a common bundle price, they would be expected to choose a higher price than would be optimal under integration. This conclusion follows from the existence of the double moral hazard problem. Consider the provision of service, for example. When buyers of a synthetic bundle receive higher-quality service from one of the component-service providers, those buyers are less likely to churn away from the bundle. This reduced churn benefits both firms because they earn margins on what would otherwise have been lost sales. Note, however, the firm incurring the costs to offer the improved service counts only its share of the margin earned on the retained business. Because each firm ignores the benefits that its higher quality confers on the other, the two firms tend to supply lower-quality service than would maximize the firms_ joint profits.146 This lower quality is the result of the double moral hazard problem. One way to overcome this problem is to set the synthetic bundle price higher than would an integrated firm

146 Thinking of higher quality and lower prices as two sides of the same coin, one sees that the logic of the double marginalization problem and the double moral hazard problem is the same. One could say that double marginalization is an example of double moral hazard, where the distorted activity is price setting.

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because doing so would generate incentives for the two firms to offer higher service quality and partially overcome the double moral hazard problem. Although it partially addresses the double moral hazard problem, this approach leads to bundle prices higher than those that would be set by an integrated firm.

70. Economic theory identifies the combination of internal governance, the allocation of control rights, and the allocation of rights to income flows as means by which integration achieves coordination benefits.[147] The empirical economics literature generally has found that integration leads to increased coordination, which here corresponds to lower prices. For example, in their survey of vertical-integration studies, Professors LaFontaine and Slade concluded:[148]

> As to what the data reveal in relation to public policy, we did not have a particular conclusion in mind when we began to collect the evidence, and we have tried to be fair in presenting the empirical regularities. We are therefore somewhat surprised at what the weight of the evidence is telling us. It says that, under most circumstances, profit–maximizing vertical–integration and merger decisions are efficient, not just from the firms' but also from the consumers' points of view. Although there are isolated studies that contradict this claim, the vast majority support it. Moreover, even in industries that are highly concentrated so that horizontal considerations assume substantial importance, the net effect of vertical integration appears to be positive in many instances. We therefore conclude that, faced with a vertical arrangement, the burden of evidence should be placed on competition authorities to demonstrate that that arrangement is harmful before the

---

[147] Oliver Hart and John Moore (1990), "Property Rights and the Nature of the Firm," *The Journal of Political Economy*, **98**(6):1119-1158; Oliver E. Williamson (1975), *Markets and Hierarchies: Analysis and Antitrust Implications*, New York: Free Press; Armen A. Alchian and Harold Demsetz (1972), "Production, Information Costs, and Economic Organization," *The American Economic Review*, **62**(5):777-795.

[148] Francine LaFontaine and Margaret Slade (2007), "Vertical Integration and Firm Boundaries: The Evidence," *Journal of Economic Literature* **45**(3): 629-685, at 680.

61

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practice is attacked.

Most relevant, as discussed below, market evidence demonstrates that AT&T offers larger discounts for its integrated bundles than for AT&T/DIRECTV synthetic bundles despite the fact that the two companies have spent years refining their contractual relationship.149

71. By solving the double marginalization problem (and the double moral hazard problem more broadly), a merger of firms supplying complementary products creates downward pricing pressures. Hence, even if one assumed that the proposed merger would give rise to no (other) efficiencies, the fact that AT&T and DIRECTV firms sell both complementary and substitute products means that theory cannot predict the direction of the overall pricing pressure generated by the proposed transaction. But the fact that AT&T_s and DIRECTV_s most important products from the consumer_s perspective are complements that will be offered in bundles subject to considerable downward pricing pressure suggests that the net effect of the merger on consumer welfare would be positive, even if, counter to expectations, the merger did not give rise to large cost savings. The results of an initial simulation analysis described below support the prediction that the proposed merger would have positive expected consumer-welfare effects even absent cost savings. The expectation of positive effects on consumer welfare is, of course, even stronger once one takes into account the likely efficiencies generated by the proposed merger.

72. In analyzing the pricing pressures that would be generated by the proposed merger, it is useful to examine areas in which AT&T offers video services separately from those in which it

149 Lee Declaration, ¶¶ 55-56; Guyardo Declaration ¶¶ 27-29.

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does not. Moreover, in conducting this analysis, it is important to account for the fact that standalone services and bundles can be priced separately.

A. PRICING PRESSURES IN AREAS WHERE AT&T OFFERS WIRELINE BROADBAND INTERNET ACCESS SERVICES BUT NOT VIDEO SERVICES

73. [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] In those areas, AT&T and DIRECTV are not horizontal rivals at all_they do not offer substitute products in competition with one another. The firms do, however, offer services that are complements for one another. As explained below, by solving the double marginalization problem associated with complementary products, the proposed merger will create downward pressure on the prices of bundles containing AT&T_s and DIRECTV_s services.

74. When AT&T and DIRECTV provide complementary services as separate entities, the companies face a double marginalization problem that drives the prices of AT&T/DIRECTV bundles above what they would be if the bundles were offered by a single entity. In other words, as a matter of textbook economics, the profit-maximizing price of an integrated product will be lower than that of the products sold by separate firms.

150 AT&T offers U-verse video only in areas where it has built out a FTTN or FTTP network. It does not offer video services where the broadband platform offered is IPDSL due to technological limitations of that platform. (Lee Declaration, ¶ 10.)

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75. The parties entered in the JMA in part in an attempt to address this problem. However, the arrangement has not been successful in solving the double marginalization problem.151 The failure of the JMA to solve the double marginalization problem is evident from a comparison of the discounts and promotions that AT&T offers for all-AT&T bundles in [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

151 As discussed below in this declaration and in the declarations of Ms. Lee and Mr. Guyardo, there are also several non-price dimensions of conduct that the JMA has not been able to address. That is, the JMA has not been able to solve the double moral hazard problem.

152 AT&T’s activation and installation fees depend upon the AT&T products selected, whether the product is part of a bundle with DIRECTV, and whether installation is professional or handled by the customer. (Fee information obtained from: AT&T, “Non-Recurring Charges Quick Reference Guide,” May 2014; Interview with Director, Sales Operations, Alternate Channels – Home Solutions Group, AT&T, Inc., June 10, 2014.)

Standalone AT&T products: A customer who self-installs U-verse high speed Internet access would pay a $49 activation fee, but no installation fee. A customer who opts for professional installation of U-verse high speed Internet access would pay a $99 installation fee, but no activation fee. (Professional installation is required for U-verse high speed Internet access with a speed of at least 18 Mbps.) A customer purchasing (legacy) DSL Direct is not eligible for self-installation, and would pay a $149 installation fee, plus a $49 activation fee.

AT&T bundles: For customers that purchase a U-verse double- or triple-play bundle that includes U-verse high speed Internet and video, AT&T waives the installation fee of $99 and the activation fee of $49. (Professional installation is required for U-verse video and/or U-verse high speed Internet access 18 Mbps and higher speeds.) A customer who purchases a double-play with U-verse high speed Internet access and U-verse VOIP and self-installs would pay a $49 activation fee, but no installation fee. A customer who opts for professional installation of U-verse high speed Internet access and U-verse VOIP would pay a $99 installation fee, but no activation fee. (Professional installation is required for U-verse high speed Internet of at least 18 Mbps or for customers with a monitored home alarm or medical monitoring device based on purchase of U-verse VOIP).

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[END AT&T HIGHLY CONFIDENTIAL INFORMATION] In addition, AT&T provides other promotional offers, such as $150 in reward cards for subscribers to all-AT&T U-verse triple play bundles,154 which are not equivalently offered to subscribers of AT&T/DIRECTV bundles.155 [BEGIN DIRECTV HIGHLY CONFIDENTIAL

INFORMATION]

[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

76. Despite the parties_ ongoing efforts over several years to improve their joint marketing arrangement, they have not been able to obtain a contractual solution to the double marginalization problem, and there is little reason to believe that such a solution is feasible as

AT&T/DIRECTV bundles: For an AT&T/DIRECTV bundle, the customer pays the same fees to AT&T as a customer would pay for standalone AT&T products. Regarding DIRECTV video, the customer does not pay installation or activation fees. However, the customer must pay a handling and delivery fee of $19.95.

153 Id.

154 AT&T currently offers a $150 rewards card to customers purchasing a U-verse triple-play bundle and a $100 rewards card to customers purchasing a U-verse double-play bundle of video and Internet access, (AT&T website, _Shop Our Best U-verse Digital TV & High Speed Internet Offers,_ available at http://www.att.com/u-verse/shop/index.jsp?shopFilterId=100003#fbid=VzaDZmer8n_, site visited June 10, 2014; AT&T website, _Shop Our Best U-verse Digital TV, High Speed Internet & Home Phone Offers,_ available at http://www.att.com/u-verse/shop/index.jsp?shopFilterId=200001#fbid=VzaDZmer8n_, site visited June 10, 2014.)

155 An AT&T/DIRECTV customer is eligible for a $50 rewards card when purchasing AT&T Internet access with DIRECTV video, along with Advanced Receiver Service. (AT&T

Residential Terms and Conditions, available at http://www.att.com/shop/residential-terms.html, site visited June 10, 2014.)

156 Guyardo Declaration, ¶ 29. DIRECTV describes its partnership as “largely unsuccessful.” (Guyardo Declaration, ¶ 20.)

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long as the parties remain separate entities. By better solving the double marginalization problem, the proposed merger will create downward pressure on the price of existing AT&T/DIRECTV bundles. Moreover, the merger can be expected to result in the creation of additional bundles comprising AT&T mobile wireless services and DIRECTV_s video services, sold at prices less than the sum of the standalone product prices.

77. The parties_ behavior with regard to the current JMA provides evidence that the combined firm would have an incentive to lower the prices_and thus expand the output_of the AT&T/DIRECTV bundle in the areas where AT&T sells broadband Internet access but not video services. In particular, [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL

INFORMATION]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] indicates that the JMA is not having the output expanding effect that the parties would like.158 Thus, the likely result of the merger_and the associated ability to overcome the limitations of the JMA_would be to lower the quality-adjusted price and expand the output of the AT&T/DIRECTV bundle.

157 See, e.g., sales targets and performance measurements in AT&T and DIRECTV quarterly business reviews of the bundles program. (AT&T Presentation, “2011 1 st Quarter Business Review,” at 7; DIRECTV Presentation, “Bundles Program: 2011 Business Review,” January 25, 2012, at 5; DIRECTV Presentation, “Bundles Program: Q3 2012 Business Review,” at 18; DIRECTV Presentation, “Bundles Program: Q1 2013 Business Review,” March 26, 2013, at 2-6; DIRECTV Presentation, “Bundles Program: Q2 2013 Business Review,” at 2, 5; DIRECTV

Presentation, “AT&T Breakout,” August 6, 2013, at 4, 7; DIRECTV, “2014 Q1 Business Review,” February 26, 2014, at 4, 9.)

158 Lee Declaration, ¶ 58.

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78. Next, consider standalone product offerings. In these areas where AT&T does not offer video service, AT&T and DIRECTV are not horizontal competitors in the provision of video, Internet access, or mobile wireless services. There therefore is no upward pricing pressure associated with horizontal rivalry. That said, vertical considerations can create upward pressure on standalone product prices. Specifically, there could be upward pricing pressure on the combined firm_s standalone products arising out of an incentive to drive consumers to the firm_s more profitable bundles, although this upward pricing pressure would be limited by the fact that increases in the prices of standalone products would drive some consumers to competing standalone products (e.g., DISH_s video services) or bundled offerings (e.g., cable companies_ Internet-access/video service bundles).

79. It should be noted that the consumer-welfare effects of any increases in standalone prices would be wholly or partially offset by the fall in bundle prices due to the internalization of complementarities. This offset will occur because the combined firm_s true bundles will be more attractive options for consumers than were the pre-merger synthetic bundles. This fact has two important implications. First, by taking advantage of these improved options, a consumer who today buys the firms_ products on a standalone basis could thus benefit even if there were no merger efficiencies and standalone prices rose. Indeed, those consumers who today mix and match AT&T Internet access and DIRECTV video services on their own by purchasing each as a standalone product can be thought of as buying a very poorly integrated bundle and doing so at no discount. These customers would benefit from having a higher-quality bundle at a lower quality-adjusted price even before accounting for merger efficiencies. The second important

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implication is that the lower prices for the combined company_s bundles could induce rival service providers to lower both their standalone and bundled prices.159 These lower prices would benefit buyers of standalone and bundled services.160 As discussed below in Part C of this section, the results of an initial merger simulation indicate that, in part because of these effects, the overall consumer-welfare effects of the price changes induced by the proposed merger would, in fact, be positive even if the merger gave rise to no cost-saving efficiencies.

B. PRICING PRESSURES IN AREAS WHERE AT&T OFFERS VIDEO SERVICES

80. Now consider areas where AT&T offers video as well as fixed-line voice, Internet access, and mobile wireless services. AT&T and DIRECTV are horizontal rivals in the provision of video services. Hence, in addition to the upward pricing pressure on standalone video services due to vertical considerations, there would be upward pricing pressure due to horizontal considerations (i.e., because the two video services are substitutes). It should be noted, however, that very few consumers purchase AT&T_s video services on a standalone basis. In April 2014, fewer than 140,000 AT&T subscribers (less than two percent of all AT&T video subscribers) purchased AT&T_s video service but no other U-verse product (Internet access or voice).161 Hence, few consumers are affected by any increase in the price of AT&T_s standalone

159 These effects arise because the fall in the prices of the combined company’s bundles puts downward pressure on the prices of bundles offered by rival service providers and the fall in rivals’ bundle prices creates vertical incentives for rivals to lower the prices of their standalone services.

160 Indeed, the simulation analysis presented below for areas where AT&T offers video services finds that rivals’ standalone prices fall as a result of the merger.

161 AT&T internal data.

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video service, and the plausible values of the diversion ratio from DIRECTV_s video services to AT&T_s standalone video services are low, indicating that the upward pressure on DIRECTV_s video services price due to the elimination of this horizontal rivalry is small.

81. The diversion from DIRECTV to AT&T_s video services_whether sold alone or in bundles_is worth considering further. Evidence indicates that AT&T and DIRECTV compete less with each other than their video subscriber shares within AT&T_s video footprint might suggest. Specifically, evidence suggests that DBS MVPDs and wireline MVPDs are distinct strategic groups. In the proposed merger of DISH and DIRECTV, the US Department of Justice found that MVPD services constituted a relevant product market but that _the two DBS firms [DIRECTV and DISH] are such close substitutes for each other, they are major constraints on each other_s behavior to an extent not adequately captured by their market shares alone in the MVPD markets._ The Department of Justice_s finding is not surprising given the differences between satellite and wireline MVPDs. There are multiple sources of differentiation (e.g., DBS service requires that a small satellite dish be mounted on the exterior of a subscriber_s premises, which some consumers do not want; DBS performs less well in urban areas (where tall buildings may block the DBS dish from sighting the horizon) but is better-suited than wireline networks in less densely populated areas). Perhaps the most significant difference is that, as discussed above, DIRECTV cannot provide an integrated bundle even though many consumers find such bundles

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to be attractive.162 AT&T has stated that it considers cable and other wireline providers, which can offer bundles, to be its principal competitors163 and that it _generally does not target its pricing, promotional, or marketing efforts at satellite competitors_ because _satellite video providers focus on video and do not have broadband capabilities._164 Finally, DBS tends to be a less attractive option to those consumers for whom interactive features are important because it is less capable of delivering such services than is a two-way, wireline video distribution network.165

82. Next, consider bundle pricing. AT&T and DIRECTV provide complementary services in these bundles. As described above, there is double marginalization in the pricing of bundles that cannot be resolved absent the merger. By solving the double marginalization problem, the proposed merger will create downward pressure on the price of the AT&T/DIRECTV bundle. However, integrated bundles comprising AT&T_s video services and its other services likely are viewed by some consumers as substitutes for synthetic bundles comprising DIRECTV_s video services and AT&T_s other services. To the extent these different bundles are substitutes for one another despite the differences in the two companies_ video services just described, the proposed transaction would give rise to upward pricing pressure for these bundles. Thus, one cannot rely

162 DIRECTV, for example, does not target its advertising or pricing at other providers’ bundles, but focuses its efforts to compete against competitors’ video services in particular. (See, Guyardo Declaration, ¶¶ 43-44.)

163 Lee Declaration, ¶¶ 22-37.

164 Lee Declaration, ¶ 39.

165 Doyle Declaration, ¶¶ 5, 19. DIRECTV stores a small amount of video on the set-top box, but otherwise relies on the subscriber’s Internet access connection to offer interactive services.

(Doyle Declaration, ¶ 21.)

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on economic theory alone to predict whether the merger would create upward or downward pressure on bundle prices in the areas of video overlap; one must examine the facts, which_as I now show_indicate that bundle prices would be likely to fall.

83. [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] In other words, the benefits of realizing the complementarities between AT&T_s Internet access service and DIRECTV_s video service outweigh the effects of increased substitution between video services offered by AT&T and DIRECTV. Stated another way, if the parties wanted the AT&T/DIRECTV bundle to be less competitive, they could do so today by eliminating the JMA. Based on this logic, one would expect the net pricing pressure of the merger on the AT&T/DIRECTV bundle to be downward. This prediction is reinforced by the fact that [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] and that the sale of the AT&T/DIRECTV bundle leads to more sales of broadband Internet access.

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This prediction is also reinforced by the simulation analysis reported in the next part of this section.

84. Unlike video services, AT&T and DIRECTV are not horizontal competitors in the provision of Internet access services in these areas. Hence, the only upward pressure on the price of standalone Internet access service comes from vertical considerations of the form described in Part A of this section. This upward pressure may be offset by other, downward pricing pressures. As noted above, most consumers purchase both Internet access and video services, so that the consumer-welfare effects of any increase in standalone Internet access prices would also be wholly or partially offset by the fall in the combined company_s bundle prices. Moreover, as also noted above, downward pricing pressure on the AT&T/DIRECTV bundles puts downward pressure not only on the prices of bundles offered by cable companies but also on the standalone prices of the services that are components of those bundles, including Internet access services. Thus, economic theory indicates that the overall effect on current purchasers of standalone Internet access services may be beneficial even if there is some upward pricing pressure on AT&T_s standalone Internet access services.

C. SIMULATION ANALYSIS

85. In order to assess the combined effect of the various pricing effects described above in this section, staff working under my direction and I conducted an initial econometric analysis and associated merger simulation. This analysis finds that the overall effect of the merger is to increase consumer welfare, even in the absence of any efficiencies, with this result holding both

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inside of AT&T_s video footprint and in regions where AT&T provides wireline broadband

Internet access services, but has at most a small video presence.166

86. Briefly, the structure of the model is as follows.167 The econometric model is a nested-logit model, which predicts the shares of 15 _products,_ where a product is defined as a combination of a choice of video provider (DISH, DIRECTV, cable, telco, or none) and a choice of Internet service provider (cable, telco, or none). In order to allow relatively stronger substitution among more similar products, separate nests are defined for video-only products, Internet-only products, combination video and Internet products (including true bundles from one firm or products created by combining video from one firm and Internet service from another), as well as the _outside good_ of no video or Internet service product. The model predicts DMA-level product shares as a function of prices, the maximum speed offered by Internet access service providers in a given area, the maximum number of channels offered by video providers in a given area, the identities of the firms providing video and/or Internet service

166 As described in Appendix I, for tractability, the econometric and simulation analyses aggregate choices up to a single “telco” inside each DMA, with the identity of the “leading telco” in the DMA taken as one of the characteristics of the telco products in the DMA. The leading telco is defined as the telco that has wireline broadband Internet access network facilities that pass the largest number of households in that DMA.

The econometric analysis is conducted on all DMAs in the sample (see Appendix I for details of the DMAs in the sample). The simulation analysis considers only DMAs in which AT&T is the leading telco. Simulation results are presented for DMAs inside AT&T’s video footprint ( i.e., where AT&T is the leading telco and at least ten percent of household subscribe to telco video) and for DMAs’ where AT&T provides wireline broadband Internet access services, but has at most a small video presence (i.e., where AT&T is the leading telco but less than 10 percent of households subscribe to telco video).

167 A more complete summary of the estimation and simulation procedures is given in Appendix I.

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in the area, and several other product characteristics, with details on these characteristics presented in Appendix I.

87. A Bertrand-Nash model of industry based on the demand system estimated by the econometric model is used to predict post-merger equilibrium prices under the assumption that each service provider sets it prices separately for each DMA. The model is used to simulate the effects of the proposed merger by comparing the pre-merger case (in which the telco and DIRECTV set prices independently)168 to the projected post-merger equilibrium (in which the combined firm sets five prices_for standalone telco video, standalone telco Internet service, standalone DIRECTV video, a bundle of telco video and telco Internet service, and a bundle of DIRECTV video and telco Internet service).

88. Table 2 shows results from this simulation model for a population-weighted average of DMAs inside AT&T_s video footprint, meaning DMAs in which AT&T is the leading telco and at least ten percent of consumers subscribe to a telco video offering. The table shows the average predicted price change for each of the 15 products (excluding the outside good). The results of the model are consistent with the theoretical analysis explained above: Prices for the telco-Internet/DIRECTV-video bundle fall considerably, while prices for the telco bundle, as well as products involving just one of the combined firm_s offerings (e.g, standalone DIRECTV video or a product comprising DIRECTV_s video service and a cable company_s Internet access

168 The model treats the DIRECTV-video/telco-Internet service price as the sum of the standalone prices less $5 in the pre-merger case, and as a separately set price, not tied to the standalone prices, in the post-merger case. Additional details are provided in Appendix I.

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service) rise, although not by as much as the price of the telco-Internet/DIRECTV-video bundle falls.

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION]

89. In addition to the large fall in the price of the telco-Internet/DIRECTV-video bundle, it is notable that the prices for cable-company Internet access and video services_whether sold alone

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or in a true bundle_fall, as does the price of the synthetic bundle comprising cable Internet access service and DISH video service. The fall in cable company prices is notable for two reasons. First, the fall in cable companies_ standalone and bundled services prices (coupled with the fall in the prices of DIRECTV/telco-Internet bundles) tends to offset the consumer-welfare effects of the increases in the prices of the merging parties_ standalone services. Consumers who today buy DIRECTV video services on a standalone basis, for example, might choose to switch to a cable company_s video product, which would be available at a lower price due to the merger. Or such a consumer might purchase one of the combination products for which prices fall as a result of the merger. Second, the fall in cable companies_ prices indicates that the net effect of the proposed merger would be to increase the competitive pressure faced by cable companies. This finding, in turn, suggests that the net effect of these various price changes triggered by the proposed merger would be to raise consumer welfare.

90. Application of the nested-logit model enables one to reach a bottom-line conclusion on the net, overall effect on consumer welfare of the various price changes induced by the merger. Specifically, the model allows one to calculate the change in consumer welfare due to the merger in dollar terms, which can be interpreted as the amount of money one would have to give to (or take from) each consumer (per month) to replicate the effects of the merger on consumer welfare. This calculation summarizes the impact of the estimated price changes across all products and incorporates the ability for consumers to switch away from those products whose prices have risen due to the merger to those products whose prices have fallen. According to the merger simulation model, the population-weighted average effect of the merger inside the AT&T

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video footprint is to increase consumer surplus by [BEGIN AT&T HIGHLY

CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL

INFORMATION] per consumer, per month before accounting for any efficiencies. 169

91. It is important to keep in mind that this analysis has been applied to a counterfactual situation in which the proposed merger would give rise to no cost-saving efficiencies. It is also based on the counterfactual assumption that parties would continue to provide the same video offerings post-merger. In fact, the merged company will offer an AT&T-Internet/DIRECTV-video bundle with superior features and quality to those of any bundle the companies offer today because the bundle will be offered in a more fully integrated form as a result of the internalization of product complementarities. In addition, the company will offer an improved version of AT&T_s video service_both in bundles and on a standalone basis_because of the combination of the companies_ complementary assets. These quality improvements would further increase the competitive pressure on cable companies and generate additional consumer benefits.

92. Table 3 shows analogous simulation results, but in this case averaging across DMAs where AT&T is the leading telco but has at most a small video presence (i.e., DMAs in which AT&T is the leading telco and the telco video share is below ten percent, which I refer to as DMAs _outside of AT&T_s video footprint_). Price effects outside of AT&T_s video footprint

169 The average effect reported here is population-weighted across DMAs in AT&T’s video footprint, which (as indicated above) is defined as DMAs in which AT&T is the leading telco provider and at least ten percent of households purchase a telco video product.

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go in the same direction as those inside the video footprint, with the exception that the price effect on DISH video service is downward outside of AT&T_s video footprint. In fact, outside of the video footprint, the results generally are more favorable to the merger, with the upward pricing effects generally smaller and the downward pricing effects generally larger than inside AT&T_s video footprint. As was the case inside of AT&T_s video footprint, outside of AT&T_s video footprint the merger would increase competitive pressure on cable companies and result in cable companies_ charging lower prices for Internet access and video services whether offered in bundles and on a standalone basis. As one would expect given these price results, the merger would have even larger beneficial effects on overall welfare per consumer outside AT&T_s video footprint than inside. Using the nested-logit model to estimate change in consumer welfare due to the merger in dollar terms, one finds that the population-weighted average effect of the merger outside of the AT&T video footprint is to increase consumer surplus by [BEGIN AT&T

HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY

CONFIDENTIAL INFORMATION] per consumer, per month, again before accounting for any cost savings or quality improvements due to the merger.

[BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

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[END AT&T HIGHLY CONFIDENTIAL INFORMATION]

D. THE PROPOSED MERGER WOULD CREATE DOWNWARD PRICING PRESSURES BY RAISING AT&T INCENTIVES TO INVEST IN EXPANDING ITS BROADBAND

NETWORKS

93. The pricing pressure analysis above is based on a static view of the combined firm_s service areas. Doing so ignores the consumer benefits that the proposed transaction would generate by creating incentives for network expansion and entry into new geographic areas. As discussed in Section VI.C.2 below, the combined entity would have increased incentives to

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invest in offering Internet access to rural consumers. Consumers in newly served areas would benefit from having a new option that previously was unavailable at any price. These benefits would arise both directly and through the responses of incumbent competitors to the increased competition. Consumers would similarly benefit from the increased competition that would result when the combined company expanded the footprint of its high-speed wireline network (see SectionVI.C.1 below). This expansion would create downward pressure on quality-adjusted Internet-access prices in part because these network facilities have high construction costs but low marginal costs once built.

E. SUMMARY

94. Unlike a merger of companies supplying solely substitute products, the proposed transaction_which involves combining not only substitutes but also complements_will give rise to downward as well as upward pricing pressures, even prior to accounting for efficiencies. The fact that AT&T_s and DIRECTV_s most important products from the consumer_s perspective are complements that will be offered in bundles subject to considerable downward pricing pressure suggests that the net effect of the merger on consumer welfare could well be positive even absent efficiencies. An initial econometric analysis coupled with a simple simulation model indicates that this is, in fact, the case.

95. The expectation of positive effects on consumer welfare is, of course, even stronger once one takes into account the likely efficiencies generated by the proposed merger, as described below. For example, the reductions in marginal cost due to programming-fee savings will create downward pressure on both the combined entity_s standalone video services and bundles

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containing those services. Similarly, the fact that the proposed merger will facilitate improved coordination that will lower the combined firm_s marginal cost of offering higher-quality service will put additional downward pressure on the quality-adjusted prices of AT&T/DIRECTV bundles.

VI. MERGER EFFICIENCIES

96. In addition to the price reductions resulting from the internalization of what would otherwise be externalities due to the product complementarities analyzed above, the proposed transaction would give rise to several types of substantial, cognizable efficiencies, which will benefit consumers.

A. IMPROVED BUNDLES

97. The proposed transaction will internalize complementarities between the parties_ offerings. As separate companies, each party does not take into account the impact of its actions (including pricing, marketing, and customer service) on the profits of the other party. Post-transaction, these effects would be internalized. As discussed above, because of these effects, the proposed merger would solve a double marginalization pricing problem that arises when the companies are separate. As discussed in the present section, the proposed merger would also solve a broader, double moral hazard problem faced by the parties. The internalization of the positive externalities each party_s actions confer on the other would lead to greater incentives to promote and market their complementary products and to provide high-quality customer care. In addition, the transaction would facilitate the realization of economies of scale and the

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combination of complementary assets, which would strengthen the combined company_s incentive and ability to engage in various forms of product innovation and improvement.

1. Improved Internet-Access/Video-Service Bundles

98. The combined firm would have the incentive and ability to provide Internet-access/video-service bundles superior to the true bundles now offered by AT&T as well as the synthetic bundles offered by AT&T and DIRECTV under the terms of their JMA. The improvements to the current AT&T bundles would arise because these bundles would contain superior video services, as described in Section VI.B below. The improvements in what currently are AT&T/DIRECTV synthetic bundles would arise through: (a) the internalization of complementarities associated with promotional, customer-care, and product-innovation activities that attract and retain customers of AT&T/DIRECTV bundles, and (b) the ability to offer true one-stop shopping, installation, and integrated customer care to consumers seeking a bundle containing video and Internet access services.

(a) Improved Promotion, Customer Care and Product-Innovation Incentives due to the Internalization of Complementarities

99. The proposed transaction will increase incentives to develop innovative new service offerings, promote bundled offerings, and provide high levels of customer care to bundle buyers. It will do so by aligning AT&T_s and DIRECTV_s incentives to undertake activities that generate increased bundle sales and, thus, solve what would otherwise be a double moral hazard problem with respect to these activities. Because the merger will internalize complementarities and eliminate concerns regarding the parties _free-riding_ on each other_s efforts, the merged company can be expected to offer more competitive bundles than those they offer through their

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existing joint marketing arrangement.170 The combined firm can also be expected to market its bundles more aggressively than the parties do today. Even if one does not value the marketing activities per se (which would underestimate the consumer benefits resulting from increased information about the options available to them), the increased marketing efforts would benefit consumers by increasing the competitive pressures felt by rival service providers.

100. As with the double marginalization problem, one might ask whether contractual arrangements short of merger might solve the problem. Here, too, the answer is no. Indeed, the complexity and multi-dimensional nature of non-price behavior makes the use of contract particularly difficult. It is generally recognized that these contractual mechanisms may not compel the parties to behave optimally from the perspective of joint-profit-maximization, and thus can be inferior to vertical integration, particularly in complex relationships between companies and in industries that are rapidly evolving in ways that are difficult to predict (e.g., in terms of technology, competition, and/or consumer demand).171 This is so, in part, because contracts are inherently incomplete, and parties can negotiate and contract over some future

170 Because of the fundamental inefficiencies in coordinating a bundled-offering through contract, it is also unlikely that modifications to the JMA could create appropriate incentives for the parties to competitively price and aggressively market the synthetic bundle.

171 Sanford J. Grossman and Oliver D. Hart (1986), “The Costs and Benefits of Ownership: A Theory of Vertical and Lateral Integration,” Journal of Political Economy, 94(4): 691–719; Oliver E. Williamson (1971), “The Vertical Integration of Production: Market Failure Considerations,” American Economic Review, 61(2): 112–23; Philippe Aghion and Richard Holden (2011), “Incomplete Contracts and the Theory of the Firm: What Have We Learned over the Past 25 Years?” Journal of Economic Perspectives, 25(2): 181-97.

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contingencies but not others.172 When contractually unspecified contingencies arise, contractual relationships can lead to opportunistic and inefficient behavior by one or both parties.

Contractual solutions to moral hazard problems also can be inefficient when it is difficult to specify and monitor the tasks carried out by each party (such as marketing and promotional efforts that each party must undertake). Contracts also are inherently inflexible, and changes in the behavior of the parties that are inconsistent with contractually specified terms require a renegotiation of the contract. Contractual inflexibility can make it difficult to respond effectively to changes in market conditions (e.g., promotional pricing by rivals), especially in rapidly changing industries. Moreover, when actions by the parties are imperfectly observable, each party will have an incentive to act to maximize its own interests and disregard the interests of its partner. Lastly, contractual solutions also can be inefficient when parties must make relationship-specific investments, which can lead to rent-dissipating behavior by one or both parties when contractually-unspecified contingencies arise.

101. The current AT&T/DIRECTV JMA is an attempt to align incentives to market and sell synthetic AT&T/DIRECTV bundles. [BEGIN AT&T & DIRECTV HIGHLY

CONFIDENTIAL INFORMATION]

172 Some contingencies are simply unforeseeable. There may also be prohibitive transaction costs of predicting, analyzing, and negotiating over every contingency, particularly those with low probabilities of occurring. Moreover, contracts may leave some conduct by the parties unspecified because contractually specifying such actions would create inflexibility if other circumstances arise.

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[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] do not provide optimal incentives to market and sell AT&T/DIRECTV bundled offerings. In theory, the [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL

INFORMATION]

173 For instance, [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] 174 [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[Graphic Appears Here]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL

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102. [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY

CONFIDENTIAL INFORMATION] AT&T does not internalize this benefit to DIRECTV. It thus comes as no surprise that [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION]

[END AT&T

HIGHLY CONFIDENTIAL INFORMATION]

103. A second example illustrating the difficulties of internalizing complementarities relates to the range of Internet access services. Although [BEGIN AT&T HIGHLY

CONFIDENTIAL INFORMATION]

175 [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[Graphic Appears Here]

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[END AT&T HIGHLY CONFIDENTIAL INFORMATION] After several years, the parties renegotiated the agreement which enables DIRECTV [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY

CONFIDENTIAL INFORMATION] However, this change has not fixed the issue;179 the share of Internet access subscribers signed up by DIRECTV for [BEGIN AT&T & DIRECTV

HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

while, during the same time period, the share of adds by other AT&T partners for [BEGIN

177 Between January 2012 and May 2013, [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION]

(WiredInwards_2014_0410.xlsx.).

178 [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL

INFORMATION]

179

Lee Declaration, ¶ 58.

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AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] As a result, DIRECTV-sold AT&T/DIRECTV bundles on average contain [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] than AT&T-sold AT&T/DIRECTV bundles. [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL

INFORMATION]compared to [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent for AT&T sales as a whole.181 Moreover, the fact that it took several years to adjust the terms of the JMA shows the inflexibility of contractual arrangements compared to decision-making by an

180 Between June 2013 and April 2014, [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] For other AT&T partners, [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] between the same periods.

(WiredInwards_2014_0410.xlsx.)

181 Lee Declaration, ¶ 58; AT&T internal data.

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integrated company.182 The inflexibility of contractual arrangements is particularly significant given the dynamic nature of the industry.

(b) The Benefits of One-Stop Shopping

104. Integrated customer care can lead to both higher quality and lower prices. For example, customers may benefit from efficiencies in service installation_currently, installation is handled separately by each company, and requires two visits, one for DIRECTV and one for AT&T. This is costly and a burden for customers.183 Installation requires that the customer schedule two appointments and that the companies make separate _truck rolls._184 Arranging two separate installations generally requires two separate service calls by the customer, and installations are typically scheduled on different service dates.185 The proposed transaction will allow AT&T and DIRECTV to combine the two installation visits into one visit.186 Because installation costs

182 The first joint marketing agreement enabling DIRECTV to sell AT&T services was entered in October 2009; the re-negotiated joint marketing agreement implementing the tiered commission structure was entered June 2013. (MSRA (2009); MSRA (2013).)

183 Lee Declaration, ¶ 57; Guyardo Declaration, ¶ 32.

184 Lee Declaration, ¶ 57, Guyardo Declaration, ¶ 32.

185

Currently, only [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END

DIRECTV HIGHLY CONFIDENTIAL INFORMATION] percent of new customers get video and Internet/phone installed on the same day. DIRECTV typically can schedule installation prior to AT&T. As a result, subscribers cannot have their Internet-enabled set top box connected

(and thus the non-linear offerings supported) until the Internet access service is installed by

AT&T. In many cases, the task of connecting the set top box to the Internet falls on the Internet access provider’s technician, who may be unaware of or unfamiliar with the service required.

186 Moore Declaration, ¶ 24; see Guyardo Declaration (¶ 32) for a discussion of problems with installation.

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also are a marginal cost of adding subscribers, reducing the number of necessary installation visits from two to one can be expected to lead to lower prices being charged to consumers.

105. Similar considerations apply to integrated billing, which is a higher-quality service that has lower cost. When AT&T/DIRECTV bundle subscribers receive separate bills,187 those bills are likely to be on different billing cycles, causing confusion for subscribers of synthetic bundles, including determining whether the appropriate bundle discounts have been applied.188 Of DIRECTV synthetic subscribers that complete installation and activation, [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY

187 [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T &

DIRECTV HIGHLY CONFIDENTIAL INFORMATION] If the synthetic bundle subscriber is acquired through AT&T, the subscriber can opt for joint billing (and receive the $5 joint-bill bundle discount). (AT&T, Residential Terms and Conditions, available at http://www.att.com/shop/residential-terms.html, site visited June 7, 2014; DBS Agreement (2008),

§ 9.4 (a) (d).)

188 Separate bills “can cause customer confusion and make it difficult for subscribers to confirm they are getting the proper bundling discount.” (Guyardo Declaration, ¶ 33.) Additionally, it can take [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] for the bundle discount to appear on the customer_s bill because of the AT&T and DIRECTV internal activation confirmation process, causing additional confusion and customer response. (Guyardo Declaration, ¶ 33.)

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CONFIDENTIAL INFORMATION] percent cancelled their service because the bundle discount was missed or delayed on their bill.189

106. Likewise, customer service problems and billing questions after installation are handled separately by the parties_by AT&T for Internet access and/or voice services, and by DIRECTV for the video portion of the bundle.190 The potential inconvenience and confusion associated with having two points of contact for customer service problems and billing questions related to a _single_ product can potentially result in customer dissatisfaction.

2. Better Mobile-Wireless/DBS Coordination, including Improved Mobile- Wireless-Service/Video-Service Bundles

107. By overcoming the double moral hazard problem that arises with synthetic bundles, the proposed transaction will facilitate the creation of new bundles combining AT&T_s mobile wireless services with DIRECTV_s video service. AT&T has identified such bundles as a means

189 DIRECTV Presentation, “Customer Experience – Steering Committee,” April 1, 2014, at 12. Based on new DIRECTV customers in 2013. Before a subscriber receives the synthetic bundle discount, DIRECTV must receive an activation report from AT&T, which can take up to

[BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] therefore, it can take [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] before the DIRECTV synthetic-bundle subscriber receives the discount on his or her bill. (Guyardo Declaration ¶ 33.)

190 “Synthetic bundle customers must often contact AT&T for questions regarding broadband service issues and communicate separately with DIRECTV for issues related to the video package.” ( Lee Declaration, ¶ 57; see also, Guyardo Declaration, ¶ 34.) [BEGIN DIRECTV HIGHLY

CONFIDENTIAL INFORMATION]

[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION] (DIRECTV Presentation, _Customer Experience – Steering Committee,_ April 1, 2014, at 9.)

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of serving a growing number of consumers who use wireless devices for Internet access.191 And, as discussed above, the ability to support a multi-screen strategy may allow the combined company to obtain greater distribution rights and, thus, offer new services to consumers.

108. Outside of AT&T_s wireline Internet access footprint, the merged entity also will use AT&T Mobility_s national retail distribution system and DIRECTV_s retail channels to market the combined company_s services.192 Doing so will increase the competitive pressure on rival providers, to consumers_ benefit. The broader retail network also will be available for customer support.193

B. IMPROVED VIDEO SERVICES

109. The combined company will offer higher-quality video services than would either firm on its own. This includes both video services offered on a standalone basis and video services offered in the improved bundles described in the previous subsection.

191 Stankey Declaration, ¶ 30.

192 “AT&T expects that its retail distribution network and DIRECTV’s extensive retail channels will enable more consumers to learn about their new bundled choices, thus facilitating and improving sales of both DBS video products and AT&T Mobility products.” (Moore Declaration, ¶ 29.) “Consumers, moreover, will be able to purchase these bundled products in more places. AT&T has 2,300 retail stores and thousands of authorized dealers and agents across the country through which it can offer DIRECTV services as well as these integrated bundles of services.” ( Stankey Declaration, ¶ 31.)

193 “[W]ireless retail outlets, as well as AT&T’s customer service and technician workforce, will also be available to DIRECTV’s customers across the country for customer support.” (Stankey

Declaration, ¶ 31.)

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1. Reduced Programming Costs due to Increased Scale and Share

110. The parties anticipate that, relative to what AT&T pays today, there will be significant content cost reductions following the merger. Because content costs are marginal costs, they affect pricing incentives and economic theory clearly indicates that declines in content costs would be passed on to consumers in the form of lower prices. This would be a significant consumer benefit because content costs are the biggest component of an MVPD_s marginal cost.194

(a) The Proposed Transaction Would Be Expected to Lower Content Prices

111. Content costs are determined as a result of negotiations between a content owner and a video service provider that wants to transmit the content to its subscribers. The license fees usually take the form of a per-subscriber, per-month payment from the video service provider to the content owner. The economic theory of bargaining indicates that the license fee agreed to by the video service provider and the content owner is determined both by the total amount of value, or surplus, created by the transmittal of the content and by the video service provider_s and content owner_s _disagreement points,_ which are determined by what would happen to each party_s profits in the absence of an agreement.195 If the video service provider and content owner

194

In 2013, AT&T’s content costs accounted for over [BEGIN AT&T HIGHLY

CONFIDENTIAL

INFORMATION]

[END AT&T HIGHLY

CONFIDENTIAL

INFORMATION]

of U-verse video variable recurring costs.

(Lee

Declaration, ¶ 18.)

195 Bargaining theory offers a better model of the private negotiations and agreements that characterize the purchase of video network carriage rights by MVPDs than does the standard theory of monopsony. This fact appears to be well-recognized in the relevant economics

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cannot come to an agreement on license fees, then the video provider cannot transmit the content; this is costly to both the content owner and the video provider. To the extent that the total number of subscribers under license declines, the content owner foregoes license fees as well as advertising revenues in the absence of an agreement.196 The video provider_s profits would decline to the extent that it loses subscribers and advertising revenues when it cannot transmit the content.

112. Bargaining theory identifies two broad mechanisms through which a merger can enable the merging parties to negotiate lower content fees. First, a content owner may enjoy benefits of scale in selling to a larger video service provider.197 In this situation, the monetary value of the literature, which models the interaction of buyers and sellers almost exclusively under a bilateral bargaining framework rather than as an instance of monopsony. (Alexander Raskovich (2003), _Pivotal buyers and bargaining position,_ The Journal of Industrial Economics, 51(4): 405-426; Tasneem Chipty and Christopher M. Snyder (1999), _The Role of Firm Size in Bilateral Bargaining: A Study of the Cable Television Industry,_ The Review of Economics and Statistics,

81(2): 326-340; Gregory S. Crawford and Ali Yurukoglu (2012), _The Welfare Effects of Bundling in Multichannel Television Markets,_ American Economic Review, 102(2): 643-685.) The enhancement of bargaining power through increased scale and share will not give rise to the standard monopsony output-reduction effects. The nature of the contracting in this industry is such that the parties negotiate a price and the buyer then chooses a quantity. Hence, when the buyer succeeds in negotiating a lower price it has incentives to purchase more of the input and expand its output, the direct opposite of the monopsony restriction. Moreover, under many programming contracts the buyer receives a lower price as it expands its purchase of content. Again, this is the direct opposite of the monopsony model in which the buyer faces an upward sloping supply curve.

196 Some of the bargaining video service provider’s subscribers may switch to another video service to gain access to the content, so the number of licensed subs lost by the content owner may be less than the number of subs of the bargaining video provider.

197 For some programmers the scale relevant to the various mechanisms affecting bargaining power and/or economies of scale is calculated at the national level. For others (e.g., RSNs and broadcast television stations selling retransmission rights), the relevant scale is calculated over local or regional areas.

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license fee per subscriber falls with increased scale because the video provider is creating benefits for the content owner in other ways. Such benefits of increased scale include the content owner_s ability to earn greater advertising revenue per subscriber. For example, advertisers prefer one-stop shopping with a video service provider that can offer broad exposure. Because a large video service provider can give a content owner greater distribution, this enhances the value that it can offer advertisers.198 Moreover, in addition to offering greater scale for selling advertising placed in traditional MVPD programming, the combined entity will increase value for content owners by offering distribution through multiple integrated platforms_wireline Internet access, wireline and DBS video, and mobile wireless.199

113. Second, to the extent that the disagreement point is more than proportionately worse for a content owner bargaining with a larger buyer, the resulting license fees will be lower. Such scale effects may arise because the loss of a large buyer is more than proportionately disruptive to the content owner_s business model. As noted above, the economic theory of bargaining identifies the bargaining parties_ disagreement points as key determinants of the bargaining outcome and

198 See, e.g., Stankey Declaration, ¶ 24, noting that “greater national reach will open up improved advertising options for content owners, which can use the wider subscriber base of the combined company to reach more viewers through a single agreement.” Although there are alternative means of achieving some of these benefits through various forms of syndication, these alternatives are imperfect.

199 As noted by Mr. Stankey, the combined entity will be “an integrated broadband, wireless, and video provider capable of delivering content on a national scale, across multiple screens and innovative platforms” which “will be attractive to content owners because they will offer new opportunities to gain exposure for and to monetize content.” (Stankey Declaration, ¶ 23.)

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the worsening of the content owner_s disagreement point would result in lower equilibrium license fees.

114. Although the theoretical literature also identifies reasons why a larger video service provider may have less bargaining power and, consequently, pay higher content fees per subscriber,200 industry participants and financial analysts all have found that larger MVPDs generally pay lower content costs per channel, per subscriber.201 For example, Comcast_s average content costs per subscriber, per month in 2013 were about [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent lower than AT&T_s.202 Figure 1 below shows the programming costs per subscriber, per month and the number of subscribers for top MVPDs. This simple

200 Alexander Raskovich (2003), “Pivotal buyers and bargaining position,” The Journal of Industrial Economics, 51(4): 405-426; Tasneem Chipty and Christopher M. Snyder (1999), “The Role of Firm Size in Bilateral Bargaining: A Study of the Cable Television Industry,” The Review of Economics and Statistics, 81(2): 326-340. Economic theory also identifies the recapture of diverted sales.

201 It has been widely argued and shown that small to mid-size operators are often forced to pay higher rates for programming due to their lack of leverage in negotiations with network owners.

Moreover, in 2013, a Moody’s analyst predicted that the gap between small and large operators would continue to [BEGIN CONFIDENTIAL INFORMATION]

[END CONFIDENTIAL INFORMATION] (SNL Kagan, _Cable Operator Tries to Live Without Viacom,_ April 4, 2014.) The Commission has noted several pieces of evidence that industry participants believe that greater scale results in lower programming costs: SNL Kagan has contended that larger MVPDs (e.g., Comcast, Time Warner Cable, and Charter) have greater bargaining power in acquiring content; Time Warner indicated it would achieve $100 million in programming cost efficiencies following its acquisition of Insight Communications; and the American Cable Association contends that larger MVPDs have greater bargaining power vis-ŕ-vis content providers than do smaller MVPDs. (15th Report on Competition in the MVPD Market,

¶¶ 69-70.)

202 Video subscribers from company 10-Ks; Comcast programming cost from Comcast 10-K; AT&T programming cost based on internal AT&T estimates.

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comparison of average programming costs per subscriber is consistent with the belief by industry participants that larger MVPDs pay significantly lower programming costs than smaller distributors.203 Similarly, AT&T_s experience [BEGIN AT&T CONFIDENTIAL

INFORMATION]

[END AT&T CONFIDENTIAL INFORMATION] Econometric studies have reached a similar conclusion.205

[BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

203 Moore Declaration, ¶ 14; Lee Declaration, ¶ 19.

204 See, Lee Declaration, ¶ 19.

205 These econometric studies, as well as the observations by industry analysts and participants, do not distinguish between an increase in service provider bargaining power (possibly for reasons correlated with size, but not size itself) and the realization of increasing returns to scale by the content owners. The most recent and best econometric study is by Crawford and Yurukoglu, who conduct a structural empirical analysis of MVPD pricing, but one which still estimates the relationship between content costs and MVPD size without distinguishing between bargaining power and increasing returns to scale and without accounting for confounding factors that may be correlated with both. (Gregory S. Crawford and Ali Yurukoglu (2012), “The Welfare Effects of Bundling in Multichannel Television Markets,” American Economic Review, 102(2): 643-685.)

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[END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

115. Whatever the explanation for the observed inverse relationship between content costs and MVPD size, the fact is that DIRECTV pays significantly lower content fees than does AT&T. DIRECTV_s average content costs per subscriber, per month in 2013 were roughly [BEGIN AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END AT&T &

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DIRECTV HIGHLY CONFIDENTIAL INFORMATION] percent lower than AT&T_s.206

AT&T_s management has projected that content cost savings from the proposed merger will be at [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] of the transaction.207 In the long run, the combined entity can be expected to pay rates [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T

HIGHLY CONFIDENTIAL INFORMATION]because of the company_s increased scale.

116. In the short run, realized cost savings will depend on various factors, including the timing of the expiration of the current license agreements. There are at least two mechanisms that will improve the combined firm_s bargaining position when seeking to [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY

206 To ensure an apples-to-apples comparison, staff under my direction compared the seven non- premium channel license agreements that make up the largest share of AT&T’s content costs, and they found that DIRECTV’s per-subscriber rates are also approximately [BEGIN AT&T &

DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END AT&T & DIRECTV HIGHLY CONFIDENTIAL INFORMATION] percent lower than AT&T_s for these seven agreements.

207 Project Star Executive Briefing Book at 47.

208 AT&T executives expect that, after the proposed merger, “AT&T’s per-subscriber content acquisition cost will be reduced to the [BEGIN AT&T HIGHLY CONFIDENTIAL

INFORMATION]

[END AT&T HIGHLY

CONFIDENTIAL

INFORMATION]

(Moore Declaration, ¶ 18.)

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CONFIDENTIAL INFORMATION] First, the combined entity will be in a better bargaining position because of the benefits of scale discussed above. Second, [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] It should be noted that this second mechanism would allow the firm to realize cost savings prior to the contracts_ termination even if they were [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION]

117. These content-cost savings are merger specific. It is highly unlikely that content cost savings for AT&T could be achieved through participation in a buying cooperative. Although buying cooperatives may achieve cost savings when buyers do not compete with one another and are seeking similar products under similar terms, MVPDs such as AT&T and DIRECTV negotiate complex distribution rights, license content for different programming lineups, and have different licensing priorities. Moreover, each party might be reluctant to negotiate through a buying group because it would be concerned about potentially revealing sensitive proprietary

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information that the other party could use to compete against it. There would very likely be other legal and business hurdles to AT&T and DIRECTV_s forming such a buying cooperative as well.

(b) Pass-through of Content-Cost Reductions

118. Content costs, which are structured on a per-subscriber, per-month basis, are marginal costs. Textbook economic theory predicts at least some pass-through of reduced marginal costs, regardless of market structure.209 In fact, even a monopolist would be expected to pass through some portion of cost decreases to consumers in the form of lower prices. Economic logic clearly indicates that the parties, which do face competition, would have incentives to pass through some or all of the marginal cost reductions. Therefore, consumers will benefit from lower prices as a result of the content cost savings.

119. In addition to leading to lower prices, a reduction in content costs may lead to provision of additional content. This relationship is consistent with empirical studies indicating that larger MVPDs tend to offer more channels than smaller distributors.210

2. Increased Incentive and Ability to Invest in Original Programming

120. As discussed above, original programming is playing an increasingly important role in video service providers_ strategies. Original content is expensive and subject to large economies

209 Jeremy I. Bulow and Paul Pfleiderer (1983) “A Note on the Effect of Cost Changes on Prices,”

Journal of Political Economy, 6(1): 182-85.

210 Tasneem Chipty (1995), “Horizontal Integration for Bargaining Industry Power: Evidence from the Cable Television Industry,” Journal of Economics and Management Strategy, 4(2): 375-397.

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of scale. Programming creation costs are largely fixed costs. In contrast, the revenue generated by original content increases with the number of viewers, so that a larger subscriber base increases the net present value of investments in original content.211 The increased supply of original programming will benefit consumers directly through the availability of new programming and indirectly by increasing competitive pressures on other video providers and content creators.

3. Additional Licensing Rights

121. By increasing the size and scope of the distribution channels that can be offered to content providers, the proposed transaction may allow the combined company to negotiate for a broader set of rights than either party could profitably obtain independently. For example, a content owner may want to license web or mobile distribution rights to only one company, and would prefer to partner with a company that has a large video service subscriber base.212 Or, a

211 “[T]he transaction will enhance the combined company’s ability to develop original programming.” (Stankey Declaration, ¶ 63.) AT&T currently does not invest in original programming [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION]

(Interview with President of Content and Advertising Sales, AT&T Inc., May 16, 2014.) DIRECTV, on the other hand, has invested in original series such as Rogue. (DIRECTV Press Release, _DIRECTV_s Audience Network Goes _ROGUE_,_ May 10, 2012, available at http://news.directv.com/2012/05/10/directvs-audience-network-goes-rogue/, site visited June 7, 2014.) DIRECTV is currently working on another original drama series called Navy Street. (Lesley Goldberg, _DirecTV Orders First Original Comedy Series (Exclusive),_ The Hollywood Reporter, April 1, 2014, available at http://www.hollywoodreporter.com/live-feed/directv-orders-first-original-comedy-692627, site visited June 9, 2014.)

212 “The principal factor impeding AT&T’s ability to develop broader OTT offerings has been, once again, its lack of scale in video services and high content costs. The improved cost structure and much larger video subscriber base enabled by this transaction will allow us to justify the more risky investments in software, platforms and service development necessary to create a world- class OTT customer experience. At the same time, the increase in video scale will make AT&T a

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content owner may prefer reaching agreements with a distributor that can support a wide array of consumer devices and multi-screen strategy.213 [BEGIN AT&T CONFIDENTIAL

INFORMATION]

[END AT&T CONFIDENTIAL

INFORMATION]

4. Improved Video Service due to the Realization of other Asset Complementarities

122. By allowing complementarities between the parties_ video services to be realized, the proposed transaction will create a higher-quality video offering than either firm could provide much more attractive OTT partner for content providers and thus allow AT&T to obtain more attractive terms for the new types of digital content rights necessary to provide innovative OTT offerings._ (Stankey Declaration, ¶ 58.)

213 “AT&T post-merger will have a compelling combination of assets. AT&T will bring to the table a nationwide base of video subscribers, a nationwide state-of-the-art wireless network, a 21-state wireline broadband network, and DIRECTV’s expertise in customer interfaces for video services.

Those extensive capabilities should make AT&T a much more desirable partner for developing innovative OTT arrangements. In AT&T’s experience, video programming providers have been reluctant to deviate from the traditional MVPD model because of the uncertainty, from their perspective, about how they will be able to follow their viewers and capture the value of programming offered through non-traditional channels. Because AT&T has both wireline and wireless broadband networks to complement its MVPD offerings, it is especially well-positioned to offer content providers a coordinated set of platforms through which to reach their potential viewers, wherever those viewers want to be.” (Stankey Declaration, ¶ 59.) “[T]he combined company will be an integrated broadband, wireless, and video provider capable of delivering content on a national scale, across multiple screens and innovative platforms. As such, AT&T will be well-positioned to negotiate for broader, more valuable, and more diverse carriage rights from content owners. Such broader distribution creates more value for both AT&T and the content owners. The combined company’s multi-platform capabilities will be attractive to content owners because they will offer new opportunities to gain exposure for and to monetize content, while preserving the value of the core pay TV revenue stream.”

( Stankey

Declaration, ¶ 23.)

214

Lee Declaration, ¶ 19.

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alone. As described above, AT&T has a more capable video distribution network than does DIRECTV. However, the user access and navigation system is an important component of video service, and DIRECTV_s system is considered superior to AT&T_s.215 This is in part due to DIRECTV_s greater experience in providing content packaging services, as AT&T was a relatively recent entrant into packaging and has small scale. AT&T will benefit from DIRECTV_s superior software and, more generally, greater experience in providing content packaging services.

123. Migration to a single TV platform also will allow the achievement of a common development and operating environment, and uniform customer experience. Because there are fixed costs associated with the development of interactive capabilities and the user interface, the combined company will be better positioned to develop more sophisticated interactive services and a more advanced user interface than would either company alone.216 In addition, DIRECTV has expertise and long experience in these areas that can be used by AT&T post-merger.217

215 DIRECTV’s user interface offers the ability to scroll through the guide quickly and offers an interactive “Smart Search” menu to search for content by genre, actor, or show availability.

DIRECTV’s interface also offers a “mixed channel” option which allows the subscriber to watch various channels simultaneously. For sports channels and RSNs, it offers a real time score guide using the active button. (Smart Search: DIRECTV News, available at http://news.directv.com/2010/01/14/introducing-smart-search/, site visited June 10, 2014; Scoreguide: DIRECTV News, available at http://news.directv.com/2011/08/11/scoreguide/ , site visited June 10, 2014; Sports on DIRECTV, available at http://www.direct2tv.com/directv-

sports.html, site visited June 10, 2014.) See also, Stankey Declaration, ¶ 20.

216 “AT&T’s lack of video scale also makes it difficult to justify investing in new technology to deliver the next generation of video services or the in-house engineering talent necessary to react quickly to today’s rapidly changing video marketplace” (Stankey Declaration, ¶ 16.) [BEGIN

AT&T HIGHLY CONFIDENTIAL INFORMATION]

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124. Lastly, the combined entity will adopt DIRECTV_s set-top box (STB) roadmap, using DIRECTV_s low-cost and energy-efficient STB for all new subscribers of the combined entity, which will result in savings that will reduce the marginal cost of serving an additional subscriber.218

C. INCREASED INCENTIVES TO INVEST IN NETWORK FACILITIES

125. The proposed transaction would generate increased incentives to invest in terrestrial network facilities. These increased incentives arise from both the combination of complementary products and the combination of complementary assets.

1. The proposed transaction will very likely increase incentives to deploy fiber to the premises network facilities.

126. The proposed transaction will alter AT&T_s incentives to invest in wireline network facilities over which to offer Internet access and video services. AT&T_s current upgrade strategy [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] (Moore Declaration, ¶ 21.)

217 “Post-merger, AT&T will work to integrate and enhance DIRECTV’s advanced technology in set-top box hardware and software to provide a superior user interface. That interface will improve consumers’ experience by providing a consistent ‘look and feel’ and channel lineup regardless of platform or device.” (Stankey Declaration, ¶ 20.)

218 Moore Declaration, ¶ 21.

219 I understand that AT&T is [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

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The proposed transaction can be expected to increase AT&T_s incentive to expand its FTTP footprint because the merger will increase the profitability of the services offered using the expanded facilities. Specifically, the merger will increase profitability by lowering AT&T_s video services costs (especially its content acquisition costs) and increasing the quality of both its video offering and its bundles containing AT&T video services (which will result in higher penetration and less churn).220 The transaction also may reduce expected profits from investments in upgrading to FTTP because the post-merger firm will internalize the loss of the profits that DIRECTV would have earned on its video services absent competition from video offered over AT&T_s FTTP facilities.221 Thus, the effect of the proposed transaction on AT&T_s wireline investment incentives is theoretically ambiguous.222 To predict the expected effect of the transaction on investment incentives, it is necessary to quantify and compare the effects running in opposite directions. As I now describe, such an analysis indicates that the positive effects on investment incentives would outweigh the negative ones.

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] (See, e.g., Lee Declaration, ¶¶ 31-35.)

220 Stankey Declaration, ¶¶ 22, 31, 34, 52.

221 Even though AT&T currently provides video in most FTTN areas, and therefore competes with DIRECTV even prior to investments in FTTP, there may be further cannibalization of DIRECTV profits from FTTP investments to the extent that AT&T is able to increase its video penetration with FTTP deployment compared to FTTN.

222 AT&T has committed to building out FTTP to at least 2 million additional customer locations if the merger receives regulatory approval: “On the wireline side, the combination improves the broadband economics so substantially that the combined company will be able to deploy FTTP broadband, its highest-speed fiber connection, to at least 2 million more customer locations than it would have been able to deploy under any plan of record absent the transaction.” ( Stankey Declaration, ¶ 35.)

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127. [BEGIN AT&T CONFIDENTIAL INFORMATION]

[END AT&T CONFIDENTIAL INFORMATION] [BEGIN

AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] [BEGIN AT&T

CONFIDENTIAL INFORMATION]

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[END AT&T CONFIDENTIAL INFORMATION]

128. [BEGIN AT&T CONFIDENTIAL INFORMATION]

[END AT&T CONFIDENTIAL INFORMATION] Staff working under my direction and I modified the model and ran it using reasonable values of the key parameters that determine the potential effects of the merger.224 Doing so allows one to assess the net effect of the transaction on FTTP investment incentives.

224 There is an additional consideration in areas in which AT&T currently is offering only legacy DSL or no DSL, and thus either IPDSL, FTTN or FTTP would represent an upgrade. In such areas, the impact of the transaction on AT&T’s FTTP investment incentives also depends on the change in the profitability of substitute technologies, such as IPDSL. [BEGIN AT&T HIGHLY

CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] (Interview with Vice President, Fiber Broadband Planning, AT&T Inc., June 10, 2014.)

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129. Specifically, I made the following modifications to the FTTP model. The potential cannibalization of DIRECTV_s profits depends on two inputs. First, it depends on the rate at which subscribers signed up for AT&T video are diverted from DIRECTV. As a starting point, I assume that the diversion from DIRECTV to AT&T as a result of FTTP expansion (i.e., the reduction in DIRECTV subscribers as a share of gained AT&T subscribers) is proportional to video subscriber shares, which yields a diversion of roughly [BEGIN AT&T HIGHLY

CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] percent.225 However, for reasons discussed in Section V.B above, the assumption that diversion is proportional to shares is likely to overstate the extent of diversion between DIRECTV and AT&T.226 Thus, I consider both a diversion based upon AT&T internal share estimates and a diversion ratio reduced by five percentage points. Second, the cost of cannibalization depends on the lifetime value of a DIRECTV subscriber, which is a function of per-subscriber revenues and one-time and recurring costs. I used internal DIRECTV estimates of these values.227 Lifetime customer value also depends on the rate of churn. DIRECTV reports its churn as 1.5 percent monthly.228 Because the combined firm will realize efficiencies and offer

225 Shares used in this calculation are internal AT&T estimates as of February 2014.

226 In addition to the reasons discussed above, for purposes of diversion resulting from the deployment of FTTP, a diversion ratio proportional to shares is likely to overstate the extent of cannibalization because AT&T is unlikely to encourage switching by existing DIRECTV video subscribers to FTTP video. Such switching would entail high switching costs ( e.g., installation and acquisition costs) and disrupt continuity in video service.

227 I assume that the cannibalization is equally distributed across new and existing DIRECTV subscribers, which is roughly consistent with DIRECTV’s churn, assuming that the propensity to churn is equal across all subscribers.

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a more attractive AT&T-Internet-access/DIRECTV-video bundle, I consider scenarios in which this parameter is 25 basis points lower as a result of the product improvements.229

130. I also account for the potential for greater cannibalization of IPDSL and legacy DSL as a result of the merger. Although [BEGIN AT&T CONFIDENTIAL INFORMATION] [END AT&T CONFIDENTIAL INFORMATION] incorporates the cannibalization of IPDSL and legacy DSL from FTTP deployment (in areas where those services are available), this cannibalization may be greater post-merger as a result of the bundling efficiencies discussed above. I capture this effect by reducing the churn for IPDSL and legacy DSL by 25 basis points.230

131. Reductions in AT&T_s video content costs increase its FTTP investment incentives, all else equal. I incorporate the content cost savings estimated by AT&T, [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION]

132. Because of improvements in the quality of the AT&T video service (including improvements in content and user interface), AT&T will be able to achieve lower churn (and

228 DIRECTV 2013 Annual Report.

229 A lower churn increases the value of diverted DIRECTV subscribers, which increases the cannibalization effect, and reduces the profitability of FTTP investment post-merger.

230 A lower churn for DSL increases the value of diverted DSL subscribers, which increases the DSL cannibalization effect, and reduces the profitability of FTTP investment post-merger.

231 Project Star Executive Briefing Book at 47. AT&T video delivered through FTTN also will benefit from content-cost savings. I therefore reduce the video content costs in current FTTN areas, making FTTN video subscribers more valuable, and thus reducing the incentive to invest in FTTP.

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higher penetration) for its video service after the merger.232 One possibility is that AT&T would be able to achieve the same churn as DIRECTV (assumed, as noted above, to be 1.25 percent post-merger) because it will offer comparable programming, user navigation, and other features. Nevertheless, to be conservative, I assume that AT&T would be able to reduce the churn for its video product by an amount between 50 basis points and 90 basis points [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] I also account for the fact that, because it will be bundled with an improved video product, AT&T Internet access services delivered through FTTP and FTTN also will have lower churn. I assume a reduction in churn of 25 basis points.

133. When [BEGIN AT&T CONFIDENTIAL INFORMATION]

[END AT&T CONFIDENTIAL INFORMATION] is run using the various combinations of parameters just described, the results indicate that millions of customer locations that would not clear [BEGIN AT&T CONFIDENTIAL INFORMATION]

[END AT&T CONFIDENTIAL INFORMATION] hurdles absent the merger would clear them if the proposed merger were consummated. In other words, this analysis indicates that the proposed merger would lead to substantial increases in the incentives to deploy FTTP.

232 The product improvements (whether from bundling efficiencies or quality enhancements) are modeled in terms of churn reductions, but equivalently could be modeled in terms of increased adds (or increased penetration).

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2. The proposed transaction will increase incentives to deploy fixed wireless local loop

134. AT&T has explored introducing fixed wireless local loop (_FWLL_) in rural areas, creating a new broadband Internet access option for many consumers who may not have a broadband Internet access option at present. 233 FWLL is a high-speed, wireless offering utilizing LTE and mobile network infrastructure.

135. The proposed transaction will enhance AT&T_s incentives to invest in FWLL for several reasons. First, the proposed transaction will lead AT&T to internalize the effects of offering FWLL on the sales of DIRECTV_s video service. The internalized video profits will be even greater to the extent that the proposed transaction lowers DIRECTV_s content costs. Second, the transaction will lead to optimal internal coordination on marketing and sales efforts, installation, billing, and customer service. This coordination will achieve lower operating expenses and also offer consumers a higher-quality product, leading to a greater take rate and less churn.234 Both of these effects make investment in fixed wireless local loop more profitable. Third, technological integration can be achieved between satellite and fixed wireless networks that allow the offering of improved television services (e.g., the fixed wireless local loop can serve as a backchannel that allows the provision of interactive television services). The resulting increase in deployment will increase competition for both broadband Internet access and multichannel video.235

233 Stankey Declaration, ¶¶ 47-48.

234 Stankey Declaration, ¶ 52; Moore Declaration, ¶¶ 24-25.

235 FWLL will allow the provision of voice and broadband Internet access but will not provide enough capacity to offer a service that is a good substitute for DIRECTV’s video service. Hence,

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D. OTHER EFFICIENCIES

136. The proposed merger would generate additional efficiencies.

1. Advertising Revenue Enhancement through Increased National Scale and Local Reach

137. The proposed transaction will lead to the enhancement of advertising revenues for both

AT&T and DIRECTV through increased national advertising scale and local advertising reach. In terms of national advertising, the realization of economies of scale in advertising can be expected to increase the combined company_s monthly advertising revenue per subscriber. In terms of local/tailored advertising, the proposed transaction will increase advertising revenue per subscriber for those DIRECTV subscribers who have set-top boxes equipped for local ad insertion and are in DMAs in which AT&T offers broadband Internet access services.236

2. Other Economies of Scale

138. The transaction will result in other cost savings due to the increased scale of the combined entity. For example, cost savings are projected to be realized in areas including video there would no issue of significant cannibalization of DIRECTV_s video profits over the anticipated life of this investment and the effect of the acquisition on AT&T_s incentives to invest in FWLL will be unambiguously positive.

236 “AT&T also plans to improve DIRECTV’s advertising platform to enhance the combined company’s ability to reach consumers with advertising that is tailored and compelling. By combining AT&T’s broadband access with DIRECTV’s satellite platform, the combined company will be better able to customize advertising [BEGIN AT&T HIGHLY

CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] This will enhance the value of DIRECTV_s inventory of advertising time, making it more attractive to advertisers and bringing DIRECTV_s [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY CONFIDENTIAL INFORMATION] (Moore Declaration, ¶ 30.)

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streaming, network operations, and other general and administrative functions. There will be video streaming costs savings for the combined firm because [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION]

[END AT&T HIGHLY CONFIDENTIAL INFORMATION] The combined entity will also save costs by consolidating network operations facilities, including redundant broadcast centers and super hub offices.238 Lastly, the combined entity will also realize efficiencies by consolidating customer call center operations, in addition to combining IT systems and operations, and other general and administrative functions of the two firms.239

VII. CONCLUSION

139. Based on my analysis of the relevant facts and economic theories, and for the reasons described above, I find that consummation of the proposed transaction would raise expected consumer welfare.

237 Moore Declaration, ¶ 23.

238 Moore Declaration, ¶ 25.

239 Moore Declaration, ¶ 25.

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I declare, under penalty of perjury, that the foregoing is true and correct.

Michael L. Katz

June 11, 2014

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APPENDIX I: SIMULATION MODELING

140. In this Appendix, I summarize the implementation of my merger simulation model, the results of which are described in Section V.C above.

141. The simulation model is based on a DMA-level, nested-logit demand model. In each DMA,240 consumers choose from one of 15 products, defined as a choice of a video provider (DIRECTV, DISH, cable, telco, none) and a choice of Internet access service provider (cable, telco, none). Products are grouped into four nests to capture sets of products in which substitution is likely to be relatively strong_video only (no Internet access service), Internet access only (no video), combination of video and Internet service, and outside good (neither video nor Internet). Overall, there are four standalone video offerings (DISH, DIRECTV, cable, telco); two standalone Internet service offerings (cable, telco); and eight combination video/Internet products (the cable bundle, the telco bundle, combinations of DIRECTV or DISH video with cable or telco Internet service, and _cross-combinations_ of cable-video/telco-Internet or telco-video/cable-Internet).

142. The nested-logit is a widely-used demand model. Diversion ratios within nests are proportional to shares, but diversion across nests may be less than proportional to share, with the extent to which cross-nest diversion is less than proportional to share determined by a single nesting parameter. Four categories of inputs are required to fully specify the nested-logit model that applies in each DMA: share of consumers purchasing each of the 15 products (which sum to

240 For tractability, this discussion and the estimation and simulation focus on DMAs in which all of the products (including telco video) are available.

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1 due to the inclusion of the outside good); prices for each product; a parameter determining the effect of price on share (the coefficient on the price in the nested-logit share equation); and the nesting parameter. In the subsequent paragraphs, I summarize how each of these inputs is obtained for my analysis.

143. Share data for the 15 products are based on a survey that was conducted by a marketing research company, Applied Marketing Science, to assess the proportion of U.S. households that subscribe to video and/or Internet services and the providers that the households chose for each of these products. The sample product shares for each of the 15 products used in the analysis are modified in two ways to increase the accuracy of the DMA-level shares. First, each observation in the sample is assigned a sample weight, based on whether the respondent has Internet access at home and the respondent_s income. The sample weights are chosen so that the weighted sample_s demographic mix and broadband Internet access penetration conditional on demographics match (as closely as possible) national data on demographics and broadband Internet access usage, drawn from the U.S. Census Bureau_s Current Population Survey.

Second, DMA-specific data from the parties on the number of AT&T video subscribers, AT&T broadband Internet access subscribers, AT&T bundle subscribers, and DIRECTV video subscribers, as well as DMA-specific data from Nielsen on the share of wired-video and DBS-video, are incorporated into the estimation of shares. These additional data are incorporated via a generalized-method-of-moments (GMM) procedure that finds shares in each DMA that fit the survey and Nielsen data as closely as possible, under the constraint that they must fit the parties_ actual number of subscribers exactly.

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144. The price data for each DMA come from two main sources. The first source is data from the parties on average prices charged to subscribers in each combination of zip-code and plan (including various video, Internet service, and bundle plans). The second source is data _scraped_ from the websites of all other large video or broadband Internet access providers, indicating the currently available price for every combination of zip-code and plan (including various video, Internet access, or bundle plans). To make these price sources comparable, I rely on prices charged by the parties to subscribers in their first twelve months with the firm and, for other providers, prices posted on the web that apply to a customer_s first 12 months of service. These prices are then converted into prices at the provider-DMA level by regressing the provider-zip-code-plan prices on provider-DMA indicator variables and controls for the number of channels (in products containing video) and the speed (in products containing Internet service), and then using these regression results to compute a price for each provider-DMA combination for products containing a standardized number of channels (250) and/or Internet access speed (15 Mbps). The prices for combinations of video and Internet service products sold by different firms are computed as the sum of the standalone products, with the exception that the combination of DIRECTV video and telco Internet is set equal to the sum of the standalone prices minus [BEGIN DIRECTV HIGHLY CONFIDENTIAL INFORMATION] [END DIRECTV HIGHLY

CONFIDENTIAL INFORMATION]

[Graphic Appears Here]

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145. The estimated values for the price sensitivity and nesting parameters are derived from econometric estimation of a nested-logit model, based on data from the full sample of DMAs, following the product and nesting structure described above.242 In that nested-logit model, the utility derived from each product is a function of the product_s price and a set of product characteristics to capture product quality:

· Maximum number of channels offered by the video provider in the area (for products containing video);

· Maximum speed offered by the Internet service provider in the area (for products containing broadband Internet access);243

· an indicator for “true bundle” products (i.e., the telco bundle or the cable bundle);

· a set of indicators for the firm providing video service (DISH, DIRECTV, or the main cable or telco for the DMA);

[END DIRECTV HIGHLY CONFIDENTIAL INFORMATION]

242 The sample of DMAs used for estimation excludes DMAs in Alaska, DMAs with fewer than 300 AMS survey respondents, and DMAs with an estimated outside good share of less than 1e-8.

243 The maximum number of channels and Internet access speed for each product in a DMA are calculated as follows. First, for each provider, the maximum number of channels and maximum speed available in a given zip-code is identified using information from the providers’ websites.

Then, these zip-code level maximums are aggregated to the provider-DMA level using the number of households in a zip-code as weights. Finally the provider-DMA data are aggregated to the DMA level using the number of households in the DMA that each provider covers as weights.

These two variables serve as proxies for unmeasured quality of a given product in a given DMA.

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· a set of indicators for the firm providing Internet service (the main cable company or telco for the DMA);

· average latitude of zip-codes within a given DMA interacted with the indicator for products containing DISH or DIRECTV, to capture the decline in DBS performance as one moves north; and

· the percentage of households in the DMA that are covered, separately, for cable companies, and for telco video service and telco Internet service.

146. The following variables are used as instruments in the estimation:

· the average, variance, and maximum Internet service speed and number of video channels across products in a given DMA;

· the average latitude of zip-codes within a given DMA;

· each of the variables above interacted with indicators for whether a product contains video or contains broadband Internet access; and

· the identities of the largest video services and broadband Internet access providers in a given DMA.

147. Using the share data, price data, and nested-logit demand parameters, as described above,

the effects of the merger are simulated separately for each DMA in which AT&T is the leading telco, based on a Bertrand-Nash pricing model. Pre-merger, DIRECTV and DISH set their video prices for each DMA, and the telco and cable providers set prices for standalone video, standalone Internet service, and a bundle of video and Internet service for each DMA. As noted

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above, the prices for combinations of video and Internet access products sold by different firms are the sum of the standalone products, with the exception that the prices for combinations of DIRECTV video and telco Internet services are the sum of the standalone prices minus [BEGIN AT&T HIGHLY CONFIDENTIAL INFORMATION] [END AT&T HIGHLY

CONFIDENTIAL INFORMATION] to approximate DIRECTV_s joint marketing agreements.244 Each firm recognizes that, when it changes its standalone price, this leads to a change in the price of the associated combined products. Following the merger, the pricing structure changes as follows:

· the prices of DIRECTV video, telco video, telco Internet service, and the telco bundle will be set by a single, combined firm; and

· the price of the DIRECTV-video/telco-Internet bundle will be a separate bundle price (not tied in any mechanical way to the standalone prices), set by a single, combined firm.

148. The merger simulation results are based on the changes in equilibrium prices and associated changes in shares and consumer welfare induced by these merger-induced changes in pricing structure. Results are presented as population-weighted averages across those DMAs in which at least ten percent of consumers subscribe to a telco video product (defined as inside of AT&T_s video footprint) and, separately, across those DMAs where AT&T has at most a small

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video presence (i.e., DMAs in which AT&T is the leading telco but the telco video share is below ten percent, which I refer to as DMAs _outside the AT&T video footprint_).

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APPENDIX II: QUALIFICATIONS

149. I hold the Sarin Chair in Strategy and Leadership at the University of California at Berkeley. I hold a joint appointment in the Haas School of Business Administration and in the Department of Economics. I have also served on the faculty of the Department of Economics at Princeton University and the Stern School of Business at New York University. I received my A.B. from Harvard University summa cum laude and my doctorate from Oxford University. Both degrees are in Economics.

150. I specialize in the economics of industrial organization, which includes the study of antitrust and regulatory policies. I regularly teach courses on microeconomics and business strategy. I am the co-author of a microeconomics textbook, and I have published numerous articles in academic journals and books. I have written academic articles on issues regarding the economics of network industries, two-sided markets, systems markets, and antitrust enforcement. I am a co-editor of the Journal of Economics and Management Strategy and serve on the editorial boards of Information Economics and Policy and the Journal of Industrial Economics.

151. In addition to my academic experience, I have consulted on the application of economic analysis to issues of antitrust and regulatory policy. I have served as a consultant to both the U.S. Department of Justice and the Federal Communications Commission on issues of antitrust and regulatory policy. I have served as an expert witness before state and federal courts. I have also provided expert testimony before a state regulatory commission and the U.S. Congress.

152. From January 1994 through January 1996, I served as the Chief Economist of the Federal

Communications Commission. I participated in the formulation and analysis of policies toward

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all industries under Commission jurisdiction. As Chief Economist, I oversaw both qualitative and quantitative policy analyses.

153. From September 2001 through January 2003, I served as the Deputy Assistant Attorney General for Economic Analysis at the U.S. Department of Justice. I directed a staff of approximately fifty economists conducting analyses of economic issues arising in both merger and non-merger enforcement. My title as Deputy Assistant Attorney General notwithstanding, I am not an attorney.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company_s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T_s and DIRECTV_s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (_SEC_). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY

STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be

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able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC_s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T_s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV_s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV_s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014.

Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

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